UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

First half 2022

Financial Report

This is a free translation into English of the Orange First half 2022 Financial Report issued in the French language, which is required by article L.451-1-2 of the French Monetary and Financial Code.

The Report was filed with the Autorité des Marchés Financiers on July 28, 2022.

Table of contents

1. Interim management report for the first half of 2022 4

1.1 Overview 5

1.2 Analysis of the Group’s results and capital expenditure 11

1.3 Review by business segment 17

1.4 Cash flow and financial debt of telecom activities 35

1.5 Financial indicators not defined by IFRS 38

1.6 Additional information 43

2. Condensed interim consolidated Financial Statements for the first half of 2022 47

Consolidated income statement 49

Consolidated statement of comprehensive income 50

Consolidated statement of financial position 51

Consolidated statements of changes in shareholders' equity 53

Analysis of changes in shareholders' equity related to components of the other comprehensive income 54

Consolidated statement of cash flows 55

Notes to the consolidated financial statements 56

3. Statement by the person responsible 90

4. Statutory auditors’ review report on the half-year financial information 91

1.        Interim management report for the first half of 2022

1.1 Overview 5

1.1.1 Financial data and workforce information 5

1.1.2 Summary of results for the first half of 2022 6

1.1.3 Significant events 7

1.1.4 Information on trends and main risks and uncertainties 10

1.2 Analysis of the Group’s results and capital expenditure 11

1.2.1 Group revenues 11

1.2.1.1 Revenues 11

1.2.1.2 Number of customers 12

1.2.2 Group operating results 13

1.2.2.1 Group EBITDAaL 13

1.2.2.2 Group operating income 14

1.2.3 Group net income 15

1.2.4 Group comprehensive income 16

1.2.5 Group capital expenditure 16

1.2.5.1 Economic CAPEX 16

1.2.5.2 Telecommunication licenses 17

1.3 Review by business segment 17

1.3.1 France 21

1.3.1.1 Revenues - France 21

1.3.1.2 EBITDAaL - France 22

1.3.1.3 Operating income - France 22

1.3.1.4 Economic CAPEX - France 22

1.3.1.5 Additional information - France 23

1.3.2 Europe 23

1.3.2.1 Revenues - Europe 23

1.3.2.2 EBITDAaL - Europe 24

1.3.2.3 Operating income - Europe 25

1.3.2.4 Economic CAPEX - Europe 25

1.3.2.5 Additional information - Europe 26

1.3.2.6 Additional information - Spain 26

1.3.3 Africa & Middle East 28

1.3.3.1 Revenues - Africa & Middle East 28

1.3.3.2 EBITDAaL - Africa & Middle East 29

1.3.3.3 Operating income - Africa & Middle East 29

1.3.3.4 Economic CAPEX - Africa & Middle East 29

1.3.3.5 Additional information - Africa & Middle East 30

1.3.4 Enterprise 30

1.3.4.1 Revenues - Enterprise 30

1.3.4.2 EBITDAaL - Enterprise 31

1.3.4.3 Operating income - Enterprise 31

1.3.4.4 Economic CAPEX - Enterprise 31

1.3.4.5 Additional information - Enterprise 32

1.3.5 Totem 32

1.3.5.1 Revenues - Totem 32

1.3.5.2 EBITDAaL - Totem 33

1.3.5.3 Operating income - Totem 33

1.3.5.4 Economic CAPEX - Totem 33

1.3.6 International Carriers & Shared Services 33

1.3.6.1 Revenues - International Carriers & Shared Services 33

1.3.6.2 EBITDAaL - International Carriers & Shared Services 34

1.3.6.3 Operating income - International Carriers & Shared Services 34

1.3.6.4 Economic CAPEX - International Carriers & Shared Services 34

1.3.7 Mobile Financial Services 35

1.3.7.1 Operating activities 35

1.3.7.2 Assets, liabilities and cash flows 35

1.4 Cash flow and financial debt of telecom activities 35

1.4.1 Liquidity and cash flows from telecom activities 36

1.4.1.1 Organic cash flow from telecom activities 36

1.4.1.2 Cash flows from telecom activities 36

1.4.2 Financial debt and liquidity position of telecom activities 37

1.5 Financial indicators not defined by IFRS 38

1.5.1 Data on a comparable basis 38

1.5.2 EBITDAaL 40

1.5.3 eCAPEX 41

1.5.4 EBITDAaL - eCAPEX 42

1.5.5 Organic cash flow from telecom activities 42

1.5.6 Net financial debt 43

1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities 43

1.6 Additional information 43

1.6.1 Litigation and unrecognized contractual commitments 43

1.6.2 Related party transactions 43

1.6.3 Subsequent events 43

1.6.4 Financial glossary 43

This report contains forward-looking statements about Orange. By nature, achievement of these targets is subject to numerous risks and uncertainties that could cause the actual results to differ materially from the targets announced. The most significant risks are detailed in Section 2.1 Risk factors of the 2021 Universal Registration Document.

The following comments are based on the Consolidated Financial Statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Consolidated Financial Statements). The Statutory Auditors conducted a limited review of these financial statements.

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "economic CAPEX"), the "EBITDAaL - eCAPEX" indicator, organic cash flow from telecom activities, net financial debt, and the ratio of net financial debt to EBITDAaL from telecom activities, are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Data on a historical basis (see Section 1.6.4 Financial glossary) relates to data for prior periods as reported in the Consolidated Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the first half of 2021 is set out in Section 1.5.1 Data on a comparable basis.

Announced in February 2021, Totem, Orange’s European TowerCo subsidiary, has been operational since the end of 2021 (see Section 1.1.3 Significant events). In the segment reporting presented, historical data on Totem forms an integral part of the France and Spain business segments and, very incidentally, the International Carriers & Shared Services segment, until December 31, 2021. Totem’s operational launch at the end of 2021 resulted in a change in the management’s internal reporting. The segment reporting now presented reflects the Group’s intention to present Totem as a separate business segment as from January 1, 2022 (see Note 1.1 to the Consolidated Financial Statements)

Unless stated otherwise, the segment reporting (see Note 1 to the Consolidated Financial Statements) is presented in the following sections is before eliminations for transactions with other segments.

Unless stated otherwise, data in the tables is presented in millions of euros, without a decimal point. This presentation may, in some cases, lead to negligible differences in the totals and sub-totals in the tables. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

1.1     Overview

1.1.1       Financial data and workforce information

Operating data

	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue (2)	21,297	21,272	20,867	0.1%	2.1%
EBITDAaL (1)	5,934	5,891	5,837	0.7%	1.7%
Telecom activities	5,989	5,947	5,893	0.7%	1.6%
EBITDAaL/Revenue from telecom activities	28.1%	28.0%	28.2%	0.2 pt	(0.1 pt)
Mobile Financial Services	(56)	(56)	(56)	0.6%	0.6%
Operating income	2,420	(1,722)	(1,752)	N/A	N/A
Telecom activities	2,499	(1,646)	(1,676)	N/A	N/A
Mobile Financial Services	(80)	(77)	(77)	(3.6)%	(3.6)%
eCAPEX (1)	3,413	3,737	3,845	(8.7)%	(11.3)%
Telecom activities	3,399	3,724	3,832	(8.7)%	(11.3)%
eCAPEX/Revenue from telecom activities	16.0%	17.5%	18.4%	(1.5 pt)	(2.4 pt)
Mobile Financial Services	14	13	13	8.2%	8.2%
EBITDAaL - eCAPEX (1)	2,521	2,154	1,992	17.0%	26.6%
Telecom activities	2,590	2,223	2,060	16.5%	25.7%
Mobile Financial Services	(70)	(69)	(69)	(1.0)%	(1.0)%
Telecommunication licenses	244	295	293	(17.3)%	(16.7)%
Average number of employees (full-time equivalents) (3)	131,115	135,338	132,153	(3.1)%	(0.8)%
Number of employees (active employees at end of period) (3)	136,566	141,968	138,626	(3.8)%	(1.5)%

(1)  See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2)  Revenues from telecom activities. The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Notes 1.3 and 1.4 to the Consolidated Financial Statements).

(3)  See Section 1.6.4 Financial glossary.

Net income

	2022	2021
(at June 30, in millions of euros)		data on a historical basis
Operating Income	2,420	(1,752)
Finance costs, net	(373)	(436)
Income taxes	(580)	(417)
Consolidated net income	1,467	(2,605)
Net income attributable to owners of the parent company	1,218	(2,769)
Net income attributable to non-controlling interests	249	165

Organic cash flow from telecom activities

	2022	2021
(at June 30, in millions of euros)		data on a historical basis
Organic cash flow from telecom activities (1)	1,445	840

(1)  See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary and Note 1.8 to the Consolidated Financial Statements.

Net financial debt

	June 30, 2022	Dec. 31, 2021
(in millions of euros)		data on a historical basis
Net financial debt (1)	24,377	24,269

(1)  See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary, and Note 10.3 to the Consolidated Financial Statements.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks in the 2021 Universal Registration Document.

1.1.2       Summary of results for the first half of 2022

In an environment still marked by the Covid-19 health crisis, geopolitical uncertainty and the effects of inflation, the Group achieved solid results in the first half of 2022 both in terms of commercial momentum and in respect of its main financial indicators.

Revenues totaled 21,297 million euros in the first half of 2022, up 2.1% on a historical basis and 0.1% on a comparable basis year on year. On a comparable basis, the slight growth in revenues of 25 million euros is mainly driven by retail services (B2C+B2B, see Section 1.6.4 Financial glossary), up 300 million euros year on year (an increase of 2.0%), and, to a lesser extent, by equipment sales, which grew by 49 million euros. Wholesale services, affected by lower co-financing and the decrease in regulated call termination rates, contracted by 9% (or 360 million euros) compared with the first half of 2021. The Africa & Middle East countries again made the biggest contribution to growth, recording a 7.9% increase in revenues year on year (up by 248 million euros) on a comparable basis. Other European countries also registered slight growth of 0.8% (24 million euros), and Totem grew by 10.2% (30 million euros) on a comparable basis. In France, revenues decreased by 1.7% (153 million euros) due to lower co-financing received from third-party operators between the two periods. In Spain, the decline in revenues (down 4.3% year on year) slowed as a result of the recovery plan in progress.

Commercial activity was strong in the first half of 2022, in an environment that remained highly competitive. On a comparable basis, the Group’s convergent customer base reached 11.6 million customers at June 30, 2022, up 1.2% year on year. Mobile services had 235.7 million accesses at end-June 2022 (up 6.0% year on year on a comparable basis), including 90.1 million contracts (up 8.5% year on year). At June 30, 2022, fixed services totaled 45.9 million accesses (down 2.0% year on year on a comparable basis), including 13.2 million very high-speed broadband accesses still growing strongly (up 18.0% year on year). Fixed narrowband accesses decreased by 13.4% year on year on a comparable basis, affected by the downward trend in traditional fixed telephony. Lastly, Mobile Financial Services had 1.9 million customers in Europe and 0.8 million customers in Africa.

EBITDAaL amounted to 5,934 million euros in the first half of 2022, up by 1.7% on a historical basis and by 0.7% on a comparable basis year on year. The ratio of EBITDAaL from telecom activities to revenues was 28.1% in the first half of 2022, down 0.1 point on a historical basis and up 0.2 point on a comparable basis versus the first half of 2021. Excluding the effect of the drop in co-financing received between the two periods, EBITDAaL would have increased by 3.0% on a comparable basis. On a comparable basis, the Africa & Middle East countries were again the primary contributors to this performance, with double-digit growth of 11.6% year on year, offsetting the steep decline of 25.3% in Enterprise services, which is a priority area for the Group to address.

Operating income came in at 2,420 million euros, up by 4,172 million euros on a historical basis and 4,142 million euros on a comparable basis year on year. The first half of 2021 had been affected by the recognition of 3,702 million euros of goodwill impairment in Spain.

Consolidated net income came in at 1,467 million euros in the first half of 2022, compared with a loss of 2,605 million euros in the first half of 2021, an increase of 4,071 million euros. This increase mainly reflects the growth of 4,172 million euros in operating income.

Economic CAPEX amounted to 3,413 million euros in the first half of 2022, down by 11.3% on a historical basis and by 8.7% on a comparable basis versus the first half of 2021, mainly due to a reduction in gross investments in fixed very high-speed broadband networks (FTTH), after the extensive network roll-outs of the last few years and the catch-up effect in the first half of 2021 in the context of the Covid-19 health crisis. On a comparable basis, Orange had 60.6 million households connectable to FTTH worldwide (up 16.1% year on year) at June 30, 2022, including 31.2 million in France (up 19.5%), where the FTTH access base grew by 24.4%, to 6.5 million accesses.

Organic cash flow from telecom activities stood at 1,445 million euros in the first half of 2022, compared with 840 million euros in the first half of 2021, an increase of 605 million euros year on year, mainly reflecting the sharp decrease in economic CAPEX.

Net financial debt amounted to 24,377 million euros at June 30, 2022. It remained almost unchanged, increasing only by 108 million euros compared with December 31, 2021. The generation of organic cash flow from telecom activities covered principally the payment of the dividend balance in June and disbursements for telecommunication licenses. The ratio of net financial debt to EBITDAaL from telecom activities was 1.91x at June 30, 2022, in line with the medium-term target of approximately 2x.

For dividends, see Section 1.1.4 Information on trends and the main risks and uncertainties.

1.1.3       Significant events

Governance

On January 28, 2022, the Board of Directors appointed Christel Heydemann as Chief Executive Officer of Orange effective April 4, 2022. The Board of Directors, which met following the Shareholders’ Meeting of May 19, 2022, elected Jacques Aschenbroich Non-executive Chairman of the Board of Directors. The Board confirmed Christel Heydemann as Chief Executive Officer and Ramon Fernandez as Delegate Chief Executive Officer.

On May 24, 2022, Christel Heydemann decided to renew part of her management team with a view to accelerating the transformation and development of some key B2B and Africa & Middle markets. Aliette Mousnier-Lompré, who served as interim Chief Executive Officer (CEO) following the departure of Helmut Reisinger in January 2022, was appointed Chief Executive Officer (CEO) of Orange Business Services, and Jérôme Hénique was appointed Chief Executive Officer (CEO) of Orange Middle East and Africa (Orange MEA) effective July 1, 2022, succeeding Alioune Ndiaye, who will remain Non-executive Chairman of Orange MEA.

War in Ukraine

Against the backdrop of the war in Ukraine, the Orange group has taken strong action to ensure the safety of its teams in Ukraine, Russia and neighboring countries where the Group operates, to maintain the continuity of services for its customers, to secure its infrastructure, and to strictly enforce international sanctions. The Group has also stepped up its monitoring in terms of cybersecurity and resilience. It is committed to supporting the populations affected by the conflict, notably through various solidarity actions (free offers, donations and in-kind support).

Orange has set up a crisis unit that is primarily responsible for monitoring how events are unfolding on a regular basis and how they might affect the Group, and for coordinating all the measures taken by its various entities.

The Orange group is mainly present in Russia and Ukraine through its Orange Business Services (OBS) subsidiary. In Russia, OBS has approximately 800 employees and generated revenues of approximately 100 million euros in 2021 (0.2% of Group revenues). At December 31, 2021, the total value of assets located in Russia was approximately 50 million euros. In light of the situation, the Group has decided to continue its business for existing customers in Russia and Belarus but to avoid entering into any new commercial relationships with entities located there. OBS has four employees in Ukraine. The revenues it generates there are not significant.

Orange operates on the B2C market in four countries that border Ukraine: Poland, Slovakia, Romania and Moldova. The Group is closely monitoring developments in these countries and is actively involved in welcoming refugees.

Provided that the conflict does not spread to other geographical regions and given the limited scope of the Group’s activities in Ukraine, Russia and Belarus, the impact on the Group’s financial statements remains limited at June 30, 2022 (see Note 2.3 to the Consolidated Financial Statements).

More information about the risks to which the Group and its stakeholders are exposed can be found in Section 2.1 Risk factors of the 2021 Universal Registration Document.

Energy shock and inflation

The current high level of inflation, including rising energy costs, is weighing on the Group’s operating margins. Given (i) the persistently fierce competition in all of its markets, (ii) its pricing model, and (iii) contractual terms that do not always provide for indexation or a price revision clause, Orange may not be able to pass on to its customers all of the increased costs that it may incur.

In this challenging macroeconomic environment, marked by widespread inflation and the war in Ukraine, the Group is redoubling its efforts to meet its financial targets. Orange has several key advantages in this inflationary environment:

−     the Group’s strategy has always been to offer more-for-more to its customers while taking great care to make its offers appealing and thus maintain a high level of customer satisfaction, as evidenced by Orange’s Net Promoter Score (NPS). For example, price increases associated with additional service offers took place in the first half of 2022, notably in France (see Launch of the new Livebox 6 below), Belgium, Luxembourg, Romania and Slovakia;

−     the Group’s energy expenses represented only about 2% of the operating expenses included in the calculation of EBITDAaL for 2021. To reduce its exposure to the risk of fluctuating prices for energy purchases on the markets, the Group has entered into (and will continue to enter into) renewable energy power purchase agreements (Green PPA, see Exemplary social and environmental conduct below), which allow it to cover some of its energy needs at a fixed price over a given period. At the end of July 2022, the Group had significant coverage of its energy costs through PPAs and purchases already made on the markets. In Europe, 90% of the Group’s energy needs are thus covered for 2022, and around 60% for 2023. For other purchases, BuyIn, the procurement alliance between Orange and Deutsche Telekom, provides the Group with some bargaining power to secure supplies and limit price increases;

−     in most of its locations, salary increases for Group entities are not indexed to inflation and are decided following a negotiation process. However, some entities are required to increase their overall salary budgets in line with inflation, as is the case in Belgium and Luxembourg. In France, Orange SA has confirmed a 3% increase in the overall salary budget in 2022. Orange is thus stepping up its efforts to improve employees’ purchasing power in a time of rising inflation, while maintaining the Group’s financial balance (see Orange, a people-oriented digital employer below);

−     the Group’s lead in rolling out its network, especially for fiber optic, enables Orange to reduce its exposure to higher costs associated with this activity;

−     The Group’s decision to retain control of its infrastructure, particularly through Totem, enables it to partially limit the consolidated Group’s exposure to the effects of rent indexation to inflation for this asset class (see the introduction to the Section 1 Interim management report for the first half of 2022, and the paragraph Optimization, development and enhancement of mobile infrastructure by Totem below);

−     to achieve its targets, Orange also relies on Scale Up, its operational efficiency program (see Progress of the Scale Up operational efficiency program below) to offset the effects of inflation on the Group;

−     finally, the strength of the Group’s balance sheet, its diversified financing and interest rate risk management policy, as well as Orange’s creditworthiness (see Note 11 to the Consolidated Financial Statements), limit the Group’s exposure to the effect of rising interest rates.

More information about the risks to which the Group and its stakeholders are exposed can be found in Section 2.1 Risk factors of the 2021 Universal Registration Document.

Optimization, development and enhancement of mobile infrastructure by Totem

In February 2021, Orange announced the creation of Totem, the Group’s European TowerCo subsidiary, which holds and manages the passive mobile infrastructure portfolio of telecommunication towers in France and Spain. The company launched its operations in late 2021.

In May 2022, Totem entered into an agreement with Société du Grand Paris to equip the future 15 South line of the Grand Paris Express subway by 2025. Totem will provide mobile 5G coverage by rolling out a mobile indoor DAS (Distributed Antenna System) network comprising around 1,000 active antennas. Totem will make all the investments required to roll out this infrastructure and will then market access to the entire deployed network to mobile telephony operators until 2035.

Since January 1, 2022, the Group has presented Totem as a separate business segment in its segment reporting (see the introduction to the Section 1 Interim management report for the first half of 2022 and Note 1.1 to the Consolidated Financial Statements).

Telecommunication networks

Fixed-access networks

Orange continued to roll out its fiber optic network at a robust pace in the first half of 2022. The Group connected 8.4 million additional homes to FTTH year on year and had 60.6 million households connectable to FTTH worldwide at June 30, 2022, up 16.1% year on year, including 31.2 million in France, 16.1 million in Spain, 10.5 million in Other European countries and 2.8 million in the Africa & Middle East countries.

At June 30, 2022, the total number of households connectable to all very high-speed broadband networks combined (i.e. FTTH and cabled networks) was 62.5 million.

Mobile-access networks

In February 2022, Orange announced the selection of industrial partners for its 5G Stand Alone (5G SA) networks in Europe. The roll-out of 5G SA solutions is major milestone that will enable the future development of value-added, on-demand and customized services for Orange customers, especially enterprises, across all sectors of the economy. The Group selected Ericsson for its 5G SA core networks in Spain, Poland, Belgium and Luxembourg, Nokia for its 5G SA core networks in France and Slovakia and for Subscriber Data Management for all countries, and Oracle Communications for 5G core network signaling and routing in all countries.

In March 2022, Orange announced the phasing out of its 2G and 3G mobile networks by 2030 in all countries where the Group operates within the European Union. The shutdown of 2G and 3G will allow Orange to optimize the management of its networks and to upgrade them towards more secure and energy-efficient technologies such as 4G and 5G. The radio frequencies currently used for 2G and 3G will be used to improve the coverage capacity of 4G and 5G networks in both urban and rural areas.

Transmission networks

In February 2022, Orange announced its participation in the SEA-ME-WE6 (Southeast Asia-Middle East-Western Europe 6) Consortium for the construction of a new "express" submarine cable that will connect France to Singapore with very low latency and very high-speed broadband. Orange will be responsible for landing the cable in France and hosting it in its secure infrastructure in Marseille.

In France, Orange and Enedis also announced in May 2022 that they had teamed up to connect the island of Groix to fiber optic by upgrading an old submarine cable dating back to 1973. This project will connect more than 3,000 homes to fiber optic.

Launch of the new Livebox 6

In April 2022, Orange France launched its new Livebox 6, which offers optimized performance with a Wi-Fi 6E tri-band router and responds to the intensification of in-home demand since 2020. The Livebox 6 is the first Internet box launched on the French market that is compatible with the new Wi-Fi 6E standard. It uses a new 6 GHz frequency band and provides fiber speeds of up to 2 Gbit/s downstream (and 800 Mb/s upstream). With a 100% recycled and recyclable plastic shell, its design is guided by the Group’s environmental strategy.

Digital transformation of B2B customers

Orange, through its subsidiary Orange Business Services, announced in April 2022 the complete migration of Siemens AG’s network to an SD-WAN (software-defined wide area network) infrastructure of 1,168 sites in 94 countries, thus securing the use of Siemens’ business apps via the Internet. With its Flexible SD-WAN solution, Orange Business Services, together with its technology partner Cisco, achieved one of the largest SD-WAN roll-outs in the world during the health crisis.

Orange, a people-oriented digital employer

In May 2022, at the end of the mandatory annual labor negotiations on salaries in France, Orange confirmed a 3% increase in its overall salary budget in 2022. Orange is thus stepping up its efforts to improve employees’ purchasing power in a time of significant rise in inflation, while maintaining the Group’s financial balance. In addition, as part of its value-sharing policy for the 2021 fiscal year, Orange paid out 11 million euros in supplemental incentive bonuses, bringing the total incentive bonuses to 177 million euros.

Exemplary social and environmental conduct

In May 2022, Orange returned to the sustainable bond market with an issue for a nominal amount of 500 million euros to finance digital and social inclusion projects as well as projects related to energy efficiency and the circular economy. The bonds have a 10-year maturity and bear an annual coupon of 2.375% (see Note 10.4 to the Consolidated Financial Statements). At June 30, 2022, including the inaugural 500 million euro issue in 2020, Orange has raised a total of one billion euros in sustainable bonds.

In March 2022, Orange and Samsung announced a series of initiatives to reduce waste and extend the lifecycle of mobile equipment in Europe. These actions include a certified refurbishment program for Samsung devices through Orange’s distribution channels and the implementation of the Eco-Rating methodology to assess the environmental impact of mobile phones. In addition, Samsung and Orange will progressively generalize the roll-out of eSIM (embedded SIM) activation to a wider range of Samsung devices to reduce the proportion of plastic-based SIM cards used across the Orange European footprint.

In October 2020, Orange France launched the "RE" program around three actions: Recycling, Recovery, and Refurbishment. A year later, it added a fourth action: Repair. In May 2022, Orange announced the extension of this program throughout Europe to increase awareness about the environmental impact of mobile phones and to bolster its commitment to the circular economy across all its activities. In France, the recovery rate was over 22% in 2021, and it is expected to reach 30% by 2025.

In May 2022, Orange inaugurated two new data centers in France. With a surface area of 16,000 m², including 5,000 m² of IT rooms, these two facilities, together with a third data center launched in 2012 in France, will by 2030 replace the 17 data centers currently in service which are hosting France’s domestic data. The new buildings will contribute to the Group’s Net Zero Carbon target by 2040 thanks to their low energy impact: a 30% reduction compared with older-generation data centers. This is largely the result of free cooling and the PPAs contracted with Boralex, Engie and Total, which allow the entire consumption of the three buildings to be covered by electricity from renewable sources.

In June 2022, Orange launched the Orange Digital Center program in France, which is devoted to digital inclusion. This program offers the public a wide choice of digital education courses. Accessible to all, it provides a catalyst for social and economic development in all French regions, including rural areas, supported by local partners, associations, local authorities and city mayors. It embodies Orange’s commitment to digital equality, which is at the heart of the Engage 2025 Strategic Plan.

Progress of the Scale Up operational efficiency program

From the defined scope of 13.8 billion euros in indirect costs at the end of 2019, the Group achieved cumulative net savings of nearly 450 million euros between early 2020 and June 30, 2022, in line with the announced pace for the Scale Up program.

These savings are mainly the result of optimizations across the Group’s businesses, with increased digitization, pooling and streamlining of internal organizations, and notably a rebalancing of support functions in favor of operational functions.

Changes in the asset portfolio

Agreement to merge the activities of Orange and MásMóvil in Spain

Following the period of exclusive negotiations that began in March 2022, Orange and MásMóvil signed an agreement in July 2022 to combine their businesses in Spain (not including Totem Spain and MásMóvil Portugal in particular). The combination will take the form of a 50-50 joint venture co-controlled by Orange and MásMóvil (Lorca JVCo) with equal governance rights in the new entity.

The transaction is based on an enterprise value of 18.6 billion euros, including 7.8 billion euros for Orange Spain and 10.9 billion euros for MásMóvil. It is supported by a 6.6 billion euro non-recourse debt package to finance, among other things, a 5.85 billion euro upstream payment to Orange and to the shareholders of MásMóvil (Lorca JVCo). The distribution of these funds to shareholders will be asymmetric as it embeds an equalization payment in favor of Orange. MásMóvil’s current debt will be maintained.

The agreement between the two companies notably includes a right to trigger an IPO under certain conditions for both parties after a predefined period, and, in such a scenario, an option for Orange to take control of the new operator and fully consolidate it in its accounts. Orange is under no obligation either to sell its interest or to exercise these options.

With revenues of more than 7.3 billion euros and EBITDAaL of more than 2.2 billion euros (estimated figures for fiscal year 2022), along with economies of scale and productivity gains, the new entity will be well-positioned to undertake a more ambitious and sustained expansion of its FTTH and 5G networks, and to further the development of new telecom infrastructures in Spain for the benefit of Spanish consumers and businesses. The joint venture will have the resources to continue to roll out its own network infrastructure, which is a real asset in the market, including a national FTTH network and a state-of-the-art mobile network with broad national coverage.

Upon completion of the transaction, the joint venture will be consolidated in the Orange group’s financial statements using the equity method (due to the loss of Orange’s exclusive control over the activities concerned).

This transaction is subject to the approval of the antitrust authorities and other competent administrative authorities. It is expected to close during the second half of 2023 at the latest (see Notes 3.2 and 15 to the Consolidated Financial Statements).

Merger of Deezer and I2PO and public listing of the new entity

July 2022 saw the merger of Deezer, the global music and audio streaming platform in which Orange held a 10.42% stake at June 30, 2022, and I2PO, a special purpose acquisition company, or SPAC. The merged entity, named Deezer, is listed on the Professional Segment (Compartiment Professionnel) of the regulated market of Euronext Paris. Ahead of the initial public offering, the transaction valued Deezer’s shares at 1.05 billion euros. Following these transactions, Orange will hold an 8.13% stake in the new entity and will no longer exercise significant influence over it. The effects of the transaction will be recognized in the Orange group’s financial statements in the second half of 2022 (see Notes 3.2 and 15 to the Consolidated Financial Statements).

Acquisition of 100% of Exelus by Enovacom (healthcare subsidiary of Orange Business Services)

In May 2022, Orange, through its subsidiary Enovacom, agreed to acquire 100% of Exelus, owner of a unique mobile telemedicine solution that provides healthcare professionals with state-of-the-art tools to remotely carry out scheduled consultations, assessments and treatment, as well as emergency telemedicine. This acquisition supports Orange Business Services’ strategy to develop solutions for healthcare professionals. It was completed on July 6, 2022.

1.1.4       Information on trends and main risks and uncertainties

The Group again confirms its financial objectives for 2022 (excluding pending external growth transactions), a milestone toward the achievement of its 2023 commitments, with:

−     EBITDAaL (see Section 1.5.2 EBITDAaL) to increase by 2.5% to 3%;

−     economic CAPEX (see Section 1.5.3 eCAPEX) of no greater than 7.4 billion euros;

−     organic cash flow from telecom activities (see Section 1.5.5 Organic cash flow from telecom activities) of at least 2.9 billion euros; and

−     a ratio of net financial debt to EBITDAaL from telecom activities (see Section 1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities) unchanged at around 2x in the medium term.

Orange will make an interim dividend cash payment for 2022 of 0.30 euros on December 7, 2022. A dividend of 0.70 euros per share for the 2022 fiscal year will be proposed to the 2023 Shareholders’ Meeting.

By nature, achievement of these targets is subject to numerous risks and uncertainties that could cause the actual results to differ materially from the targets announced. The most significant risks are described in Section 2.1 Risk factors of the 2021 Universal Registration Document. At the date of publication of this report, this description remains valid and makes it possible to assess the main risks and uncertainties for the remaining six months of the 2022 fiscal year (see also Section 1.1.3 Significant events - War in Ukraine and Energy shock and inflation).

1.2     Analysis of the Group’s results and capital expenditure

1.2.1       Group revenues

1.2.1.1     Revenues

Revenue by segment (1)	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
France	8,827	8,979	8,950	(1.7)%	(1.4)%
Europe	5,325	5,406	5,164	(1.5)%	3.1%
Spain	2,265	2,368	2,368	(4.3)%	(4.3)%
Other European countries	3,065	3,042	2,800	0.8%	9.5%
Eliminations	(5)	(4)	(4)	43.1%	45.0%
Africa & Middle-East	3,381	3,133	3,043	7.9%	11.1%
Enterprise	3,888	3,895	3,840	(0.2)%	1.3%
Totem	328	298	-	10.2%	-
International Carriers & Shared Services	772	742	743	4.0%	3.9%
Eliminations	(1,224)	(1,180)	(873)	-	-
Group total	21,297	21,272	20,867	0.1%	2.1%

(1)  Revenues from telecom activities (see Note 1.2 to the Consolidated Financial Statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Notes 1.3 and 1.4 to the Consolidated Financial Statements).

Revenue by offer (1)	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Retail services (B2C+B2B) (2)	15,626	15,326	15,020	2.0%	4.0%
Convergent services	3,806	3,671	3,654	3.7%	4.1%
Mobile only services	5,454	5,254	5,189	3.8%	5.1%
Fixed only services	4,567	4,706	4,533	(2.9)%	0.8%
IT & integration services	1,799	1,695	1,644	6.2%	9.4%
Wholesale services	3,638	3,999	3,906	(9.0)%	(6.8)%
Equipment sales	1,465	1,416	1,391	3.4%	5.3%
Other revenues	567	531	549	6.9%	3.3%
Group total	21,297	21,272	20,867	0.1%	2.1%

(1)  Revenues from telecom activities (see Note 1.2 to the Consolidated Financial Statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Notes 1.3 and 1.4 to the Consolidated Financial Statements).

(2)  See Section 1.6.4 Financial glossary.

The revenues of the Orange group totaled 21,297 million euros in the first half of 2022, up 2.1% on a historical basis and 0.1% on a comparable basis, compared with the first half of 2021.

Change on a historical basis

On a historical basis, the increase of 2.1% or 430 million euros in Group revenues between the first half of 2021 and the first half of 2022 was due to:

−     the favorable impact of changes in the scope of consolidation and other changes amounting to 283 million euros. This mainly includes the effect of the takeover of Telekom Romania Communications (TKR, renamed Orange Romania Communications) on September 30, 2021 for 267 million euros;

−     the positive impact of foreign exchange fluctuations amounting to 122 million euros, mainly as a result of movements in the US dollar and the Guinean franc against the euro;

−     the organic change on a comparable basis, representing a 25 million euro increase in revenues.

Change on a comparable basis

On a comparable basis, the 0.1% or 25 million euro increase in Group revenues between the first half of 2021 and the first half of 2022 was primarily due to:

−     the 199 million euro rise (up 3.8%) in Mobile-only services in connection with (i) the strong growth in mobile services (prepaid and contract) in most Africa & Middle East countries, driven largely by the growth in data services and, secondarily, by the increase in mobile-only contracts in France and Poland, (ii) partially offset by the decline in mobile-only services in Spain due to the continued polarization of services and an overall shift in the market to low-cost offers. With the lifting of restrictions related to the Covid-19 health crisis, revenues from customer roaming rose in all countries;

−     the 135 million euro increase (up 3.7%) in Convergent services, which grew in all European countries except Spain, where these revenues were almost flat;

−     the 104 million euro increase (up 6.2%) in IT & Integration Services, mainly for Enterprise services (primarily cybersecurity, cloud, digital and data services), and to a lesser extent in Poland;

−     the 49 million euro rise (up 3.4%) in Equipment sales, (i) mainly driven by sales of mobile equipment for Enterprise services (due to the major NEO contract awarded by the French National Gendarmerie and National Police), and, secondarily, in France (demand for higher-value mobile handsets) and in Other European countries, (ii) partially offset by the decrease in equipment sales to businesses in Spain (a counter-effect of the catch-up in sales in the first half of 2021 after the Covid-19 health crisis); and

−     the 37 million euro increase (up 6.9%) in Other revenues, both in Poland (growth in energy resale activity) and in services to International Carriers & Shared Services (growth in Sofrecom’s consulting services and Orange Marine’s installation activities).

These favorable changes were partially offset by:

−     the 360 million euro decrease (down 9.0%) in Wholesale services, mainly in France, and to a lesser extent in Europe (mainly Poland and Spain). In France, the decrease in wholesale services was mainly due to (i) the decrease in co-financing of FTTH lines received from other operators, (ii) the decrease in revenues from unbundling on the copper network, and (iii) secondarily, the decrease in mobile and fixed-line interconnection (decrease in mobile and fixed-line call terminations), (iv) partially offset by the growth in FTTH lines leased to third-party operators and by the construction of fiber optic networks (Public Initiative Networks, or PIN). In Europe, the decrease in wholesale services was mainly due to (i) regulatory cuts in mobile and fixed-line call termination rates, and (ii) a decrease in international transit activity, particularly in Spain and Poland. With the lifting of restrictions related to the Covid-19 health crisis, revenues from visitor roaming rose in all countries; and

−     the 138 million euro contraction (down 2.9%) in Fixed-only services, mainly due to:

-      the downward trend in fixed-only narrowband services (traditional telephony) in France, and, to a lesser extent, in the Africa & Middle East countries and in Poland; and

-      the decrease in fixed-only services for Enterprise services, related to (i) the decrease in voice services (with the downward trend in traditional fixed telephony), and (ii) the decrease in data services (mainly reflecting the general trend toward the transformation of service technologies, especially internationally, and, secondarily, the decrease in satellite broadcasting services);

-      partially offset by the growth of fixed-only broadband services in France and the Africa & Middle East countries, due to the increase in fiber optic services.

The review of the change in revenues by business segment is detailed in Section 1.3 Review by business segment.

1.2.1.2     Number of customers

Number of customers			2022	2021	2021	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Convergent services
Number of convergent customers			11,552	11,418	11,185	1.2%	3.3%
Mobile services
Number of mobile accesses (1) (3) (4)			235,746	222,485	221,569	6.0%	6.4%
o/w:	Convergent customers mobile accesses		21,056	20,595	20,160	2.2%	4.4%
	Mobile-only accesses		214,690	201,890	201,409	6.3%	6.6%
o/w:	Contract customers mobile accesses		90,138	83,046	82,130	8.5%	9.8%
	Prepaid customers mobile accesses		145,607	139,439	139,439	4.4%	4.4%
Fixed services
Number of fixed accesses (4)			45,916	46,831	44,932	(2.0)%	2.2%
Fixed Retail accesses			31,072	31,377	29,478	(1.0)%	5.4%
o/w:	Fixed Broadband accesses		24,002	23,214	22,257	3.4%	7.8%
	o/w:	Very high-speed broadband fixed accesses	13,224	11,203	10,742	18.0%	23.1%
	o/w:	Convergent customers fixed accesses	11,552	11,418	11,185	1.2%	3.3%
		Fixed-only accesses	12,450	11,796	11,072	5.5%	12.5%
	Fixed Narrowband accesses		7,070	8,163	7,222	(13.4)%	(2.1)%
Fixed Wholesale accesses			14,845	15,453	15,453	(3.9)%	(3.9)%
Group Total (2) (3)			281,662	269,316	266,501	4.6%	5.7%

(1)  Excluding customers of mobile virtual network operators (MVNOs).

(2)  Number of mobile and fixed service accesses.

(3)  At January 1, 2022, an additional fleet of machine-to-machine (M2M) SIM cards had been added to the mobile access base of the Enterprise business segment (and therefore of the Orange group). The operating data for the first half of 2021 has been restated to reflect this change: the retroactive integration of this base represented approximately 3.33 million M2M mobile accesses at June 30, 2021.

(4)  On January 1, 2022, an internal transfer (between technologies) was carried out in Egypt, from the mobile access base to the fixed broadband access base. The operating data for the first half of 2021 has been restated to take account of this change: the retroactive transfer of this base represents approximately 162,000 accesses at June 30, 2021.

1.2.2       Group operating results

1.2.2.1     Group EBITDAaL

This section presents the transition from Group revenues to EBITDAaL by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	21,297	21,272	20,867	0.1%	2.1%
External purchases (1) (2)	(9,039)	(9,005)	(8,733)	0.4%	3.5%
Commercial expenses, equipment and content costs (1) (2)	(3,672)	(3,568)	(3,483)	2.9%	5.4%
Service fees and inter-operator costs (1)	(2,104)	(2,307)	(2,198)	(8.8)%	(4.3)%
Other network expenses and IT expenses (1)	(1,784)	(1,756)	(1,766)	1.6%	1.0%
Other external purchases (1) (2)	(1,479)	(1,374)	(1,286)	7.6%	15.0%
Other operating income and expenses (1) (2)	145	69	96	109.6%	51.5%
Labor expenses (1) (2)	(4,361)	(4,411)	(4,373)	(1.1)%	(0.3)%
Operating taxes and levies (1) (2)	(1,235)	(1,199)	(1,188)	3.0%	3.9%
Depreciation and amortization of financed assets	(47)	(41)	(41)	14.5%	14.5%
Depreciation and amortization of right-of-use assets	(762)	(734)	(731)	3.9%	4.3%
Impairment of right-of-use assets (2)	(1)	-	-	-	-
Interest on debts related to financed assets (3)	(1)	(1)	(1)	10.6%	10.6%
Interest on lease liabilities (3)	(61)	(59)	(58)	4.4%	6.4%
EBITDAaL (3)	5,934	5,891	5,837	0.7%	1.7%

(1)  See Section 1.6.4 Financial glossary.

(2)  Adjusted data (see Section 1.5 Financial indicators not defined by IFRS and Note 1 to the Consolidated Financial Statements).

(3)  Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

In the first half of 2022, Orange group EBITDAaL stood at 5,934 million euros (including 5,989 million euros from telecom activities and a loss of 56 million euros from Mobile Financial Services activities), up 1.7% on a historical basis and 0.7% on a comparable basis versus the first half of 2021. The ratio of EBITDAaL from telecom activities to revenues was 28.1% in the first half of 2022, down 0.1 point on a historical basis and up 0.2 point on a comparable basis versus the first half of 2021.

Change on a historical basis

On a historical basis, the 1.7% increase (97 million euros) in Group EBITDAaL between the first half of 2021 and the first half of 2022 is due to:

−     the positive impact of foreign exchange fluctuations, which came to 46 million euros, mainly as a result of movements in the US dollar and the Guinean franc against the euro;

−     the positive impact of changes in the scope of consolidation and other changes for 9 million euros; and

−     the organic change on a comparable basis, representing a 42 million euro increase in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 0.7% increase (42 million euros) in Group EBITDAaL between the first half of 2021 and the first half of 2022 was mainly due to:

−     the 8.8% decrease (203 million euros) in service fees and inter-operator costs(*), mainly due to the widespread decrease in interconnection charges (especially in Poland, Romania, Spain and France, and to a lesser extent for Enterprise services and in Côte d’Ivoire) related to (i) regulatory cuts in call termination rates in several countries, notably in Europe and in the Africa & Middle East countries, and (ii) the overall contraction in fixed and mobile wholesale services;

−     the 76 million euro increase in adjusted other operating income (net of adjusted other operating expenses(*)), mainly due to (i) the decrease in allowances and losses on trade receivables - telecom activities (mainly in France and Europe and for services to International Carriers & Shared Services), related mainly to the reassessment of the risk of non-recovery of trade receivables at June 30, 2022 (see Notes 4 and 5.2 to the Consolidated Financial Statements), and (ii) the increase in adjusted other operating income in Poland, related to the creation of the FiberCo in Poland at the end of August 2021 (rebilling of construction, monitoring and leasing costs);

___________________________________

(*) See Section 1.6.4 Financial glossary.

−     the 1.1% decrease (50 million euros) in adjusted labor expenses(*), resulting mainly from (i) the effect of a 3.1% decrease in the average number of employees (full-time equivalent(*)), representing a reduction of 4,223 full-time equivalent employees (mainly in France, and to a lesser extent in Poland and Spain), (ii) partially offset by the effect of salary policies in France and internationally (see Section 1.1.3 Significant events); and

−     the 0.1% rise (25 million euros) in revenues;

These favorable changes were partially offset by:

−     the 7.6% increase (105 million euros) in adjusted other external purchases(*), mainly due to (i) the rise in overheads (after two years of decreases), mainly due to the resumption of travel and consulting and assistance missions (with the lifting of restrictions related to the Covid-19 health crisis) and higher energy costs for vehicles (see Section 1.1.3 Significant events), and (ii) the rising cost of energy purchases for resale in Poland and the cost of building networks for resale to third parties in France (Public Initiative Networks, or PIN);

−     the 2.9% rise (104 million euros) in adjusted commercial expenses, equipment and content costs(*), mainly relating to (i) the rising cost of handsets and other equipment sold for Enterprise services (due to the major NEO contract awarded by the French Gendarmerie Nationale and Police Nationale), in the Africa & Middle East countries (in line with the overall growth of the activity and with Orange Money), and to a lesser extent in Poland, and (ii) secondarily, to the rise in content costs, mainly in Spain;

−     the 3.0% increase (36 million euros) in adjusted operating taxes and levies payables(*), mainly in the Africa & Middle East countries (in line with the activity’s growth);

−     the 3.9% increase (29 million euros) in the depreciation of right-of-use assets, mainly in France, due to the increase in leased lines on third-party networks (FTTH);

−     and the 1.6% increase (28 million euros) in other network expenses and IT expenses(*), notably due to higher energy costs for fixed and mobile networks, mainly in Europe, in the Africa & Middle East countries and for Totem (see Section 1.1.3 Significant events), partly offset by lower energy taxes in France.

1.2.2.2     Group operating income

This section presents the transition from EBITDAaL to Group operating income by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

	2022	2021	2021
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis
EBITDAaL	5,934	5,891	5,837
Significant litigations	(2)	(89)	(89)
Specific labor expenses	35	(41)	(41)
Fixed assets, investments and businesses portfolio review	36	27	12
Restructuring program costs	(41)	(306)	(305)
Acquisition and integration costs	(21)	(20)	(20)
Depreciation and amortization of fixed assets	(3,585)	(3,531)	(3,499)
Reclassification of translation adjustment from liquidated entities	3	0	(0)
Impairment of goodwill	-	(3,702)	(3,702)
Impairment of fixed assets	(2)	(4)	(4)
Share of profits (losses) of associates and joint ventures	1	(6)	1
Elimination of interest on debts related to financed assets (1)	1	1	1
Elimination of interest on lease liabilities (1)	61	59	58
Operating Income	2,420	(1,722)	(1,752)

(1)  Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

In the first half of 2022, Orange group operating income amounted to 2,420 million euros (including 2,499 million euros from telecom activities and a loss of 80 million euros from Mobile Financial Services activities), up 4,172 million euros on a historical basis and 4,142 million euros on a comparable basis versus the first half of 2021.

Change on a historical basis

On a historical basis, the 4,172 million euro increase in Group operating income between the first half of 2021 and the first half of 2022 was due to:

−     (i) the positive effect of foreign exchange fluctuations which stood at 37 million euros, mainly as a result of movements in the US dollar and the Guinean franc against the euro, (ii) partially offset by the negative effect of changes in the scope of consolidation and other changes for 7 million euros; and

−     the organic change on a comparable basis, representing a 4,142 million euro increase in operating income.

___________________________________

(*) See Section 1.6.4 Financial glossary.

Change on a comparable basis

On a comparable basis, the 4,142 million euro increase in Group operating income between the first half of 2021 and the first half of 2022 was due to:

−     primarily, the counter-effect of goodwill impairment in 2021 of 3,702 million euros in Spain (see Note 7 to the Consolidated Financial Statements). This impairment loss in Spain was primarily a reflection of the continued deterioration in the competitive environment despite the market consolidation transactions (marked by an erosion in average revenues per user) and uncertainty over the prolonged Covid-19 health crisis (a longer-than-expected timeframe for economic recovery);

−     and, secondarily:

-      the 266 million euro decrease in restructuring program costs, primarily reflecting the counter-effect of the recognition in the first half of 2021 of restructuring program costs in Spain (employee departure plans) and costs for services to International Carriers & Shared Services (in particular for the optimization of the real estate portfolio);

-      the counter-effect of the recognition in the first half of 2021 of an 89 million euro net expense on significant litigation, which corresponded to the reassessment of risk on various disputes;

-      The 77 million euro reduction in specific labor expenses linked mainly to French part-time for seniors plans (Temps Partiel Séniors or TPS - measures related to collective bargaining agreements on the employment of senior citizens in France). In the first half of 2022, expenses related to French part-time for seniors plans include an actuarial gain of 84 million euros - linked to the steepening discount rate curve in the current macroeconomic environment - compared with an actuarial loss of one million euros in the first half of 2021 (see Note 6 to the Consolidated Financial Statements); and

-      the 42 million euro increase in EBITDAaL;

−     partially offset by a 55 million euro increase in depreciation and amortization (mainly in France), linked in particular to the material investments made in recent years, especially in connection with the roll-out of fixed (FTTH) and mobile networks.

1.2.3       Group net income

	2022	2021
(at June 30, in millions of euros)		data on a historical basis
Operating Income	2,420	(1,752)
Cost of gross financial debt (except financed assets)	(297)	(461)
Interest on debts related to financed assets (1)	(1)	(1)
Gains (losses) on assets contributing to net financial debt	(9)	(5)
Foreign exchange gain (loss)	(40)	57
Interests on lease liabilities (1)	(61)	(58)
Other net financial expenses	36	32
Finance costs, net	(373)	(436)
Income taxes	(580)	(417)
Consolidated net income	1,467	(2,605)
Net income attributable to owners of the parent company	1,218	(2,769)
Net income attributable to non-controlling interests	249	165

(1)  Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

The consolidated net income of the Orange group amounted to 1,467 million euros in the first half of 2022, compared with a loss of 2,605 million euros in the first half of 2021, i.e. an increase of 4,071 million euros. This increase mainly reflects (i) the 4,172 million euro increase in operating income and (ii) secondarily, an improvement of 63 million euros in net finance costs, (iii) partially offset by the 163 million euro rise in income taxes.

The 63 million euro improvement in net finance costs (see Note 10 to the Consolidated Financial Statements) between the two periods was mainly due to:

−     the reduction in the cost of gross financial debt (except financed assets) due to (i) the change in the fair value of derivatives entered into to take advantage of the current favorable market conditions for future issues, (ii) the change in the interest rate effect of derivatives hedging debt denominated in Polish zloty, and (iii) to a lesser extent, the decrease in bond interest after hedging;

−     partially offset by the deterioration in foreign exchange gains (losses), mainly linked to the effect of derivative instruments (cross currency swaps) entered into by the Group to hedge its economic exposure to subordinated notes issued in pounds sterling, for which the revaluation for foreign exchange risk is not recognized (see Notes 10.2 and 13.4 to the Consolidated Financial Statements).

The 163 million euro increase in income taxes (see Note 9 to the Consolidated Financial Statements) between the two periods is mainly attributable to:

−     the increase in the current tax expense due to the counter-effect of the recognition in the first half of 2021 of current tax income of 372 million euros which related to the re-estimation of a tax expense recognized prior to the periods presented;

−     partially offset by the decrease in the deferred tax expense, mainly due to the counter-effect of the recognition in the first half of 2021 of (i) an expense of 188 million euros for deferred tax liabilities recognized in the United Kingdom on the Orange brand following the change in the tax rate, and (ii) a write-down of 140 million euros on deferred tax assets in Spain.

After taking into account non-controlling interests (see Note 13.6 to the Consolidated Financial Statements), the net income attributable to owners of the parent company amounted to 1,218 million euros in the first half of 2022, compared with a loss of 2,769 million euros in the first half of 2021, i.e. an increase of 3,988 million euros.

1.2.4       Group comprehensive income

The transition from Group consolidated net income to Group consolidated comprehensive income is detailed in the Consolidated statement of comprehensive income.

1.2.5       Group capital expenditure

Investments in property, plant and equipment and intangible assets (1)	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
eCAPEX	3,413	3,737	3,845	(8.7)%	(11.3)%
Elimination of the price of disposal of fixed assets (2)	124	62	48	100.1%	158.8%
Telecommunication licenses	244	295	293	(17.3)%	(16.7)%
Financed assets (3)	69	23	23	204.7%	204.7%
Group total	3,850	4,117	4,208	(6.5)%	(8.5)%

(1)  See Note 1.5 to the Consolidated Financial Statements.

(2)  Elimination of the price of disposal of fixed assets included in economic CAPEX (eCAPEX).

(3)  Financed assets include set-up boxes in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16.

Year on year, the decrease in the Group’s investments in property, plant and equipment and intangible assets in the first half of 2022 resulted from (i) the reduction of investments in property, plant and equipment and intangible assets excluding telecommunication licenses, and (ii) secondarily, the decrease in expenses related to telecommunication licenses, (iii) partially offset by the increase in expenses related to financed assets.

Group financial investments (see Section 1.6.4 Financial glossary) are detailed in the Consolidated statement of cash flows and in Section 1.4.1 Liquidity and cash flows from telecom activities.

1.2.5.1     Economic CAPEX

In the first half of 2022, the Orange group’s economic CAPEX stood at 3,413 million euros (including 3,399 million euros from telecom activities and 14 million euros from Mobile Financial Services), down 11.3% on a historical basis and 8.7% on a comparable basis versus the first half of 2021. The ratio of economic CAPEX to revenues from telecom activities was 16.0% in the first half of 2022, down 2.4 points on a historical basis and 1.5 points on a comparable basis versus the first half of 2021.

Economic CAPEX decreased for the second consecutive half-year.

Change on a historical basis

On a historical basis, the 11.3% decrease (433 million euros) in Group economic CAPEX between the first half of 2021 and the first half of 2022 was due to:

−     (i) the negative impact of changes in the scope of consolidation and other changes amounting to 123 million euros, which mainly includes an effect of 133 million euros due to the loss of exclusive control of Orange Concessions following the disposal of 50% of the capital on November 3, 2021, (ii) partially offset by the positive effect of foreign exchange fluctuations of 14 million euros; and

−     the organic change on a comparable basis, representing a 324 million euro decrease in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 324 million euro (-8.7%) decrease in Group economic CAPEX between the first half of 2021 and the first half of 2022 was mainly due to:

−     the steep drop in gross investment in very high-speed fixed broadband networks (FTTH), mainly in France, and to a lesser extent in Europe (Poland, Spain), following the major roll-outs of recent years. At June 30, 2022, the Group had 60.6 million households connectable to FTTH worldwide (up 16.1% year on year), including 31.2 million in France, 16.1 million in Spain, 10.5 million in Other European countries and 2.8 million in the Africa & Middle East countries. At June 30, 2022, the total number of households connectable to all very high-speed broadband networks combined (i.e. FTTH and cabled networks) was 62.5 million;

−     the reduction in capital expenditure on fixed and mobile legacy networks in France, and to a lesser extent in Poland, in connection with the gradual migration of customers to very high-speed fixed and mobile broadband networks (FTTH and 4G/5G);

−     the increase in fixed asset disposals, mainly in France (asset rotation, mainly due to the marketing of fiber optics) and in Poland (real estate disposals carried out as part of the real estate optimization program); and

−     the decrease in economic CAPEX relating to leased handsets, Liveboxes and equipment installed at customers’ premises, in France and Europe;

−     partially offset by (i) the lower co-financing received in France (in the case of fiber optic roll-outs, the Group’s capital expenditure benefits from co-financing received from third-party operators and from grants that reduce economic CAPEX), and (ii) the increase in investments in very high-speed broadband mobile networks (4G/5G), mainly in the Africa & Middle East countries, Spain and France.

1.2.5.2     Telecommunication licenses

In the first half of 2022, telecommunication licenses amounted to 244 million euros and mainly related to (i) Egypt for 203 million euros, with the acquisition of a 4G license (for a 15 MHz spectrum block in the 2,600 MHz frequency band), and, secondarily, (ii) Slovakia for 16 million euros (acquisition of a 5G license), and (iii) Belgium for 11 million euros. For the auctions of 2G, 3G, 4G and 5G licenses which took place in Belgium in the first half of 2022, see Note 14.2 to the Consolidated Financial Statements.

In the first half of 2021, telecommunication licenses amounted to 293 million euros on a historical basis and mainly related to (i) France for 207 million euros (with the renewal of 2G licenses in the 900 MHz and 1,800 MHz frequency bands), Spain for 64 million euros (mainly for 5G licenses), Belgium for 11 million euros and Guinea for 10 million euros.

In addition, telecommunication licenses may, in some cases, give rise to annual fees recognized as operating taxes and levies payables in the Consolidated income statement.

1.3     Review by business segment

The following table presents, for the Orange group, the main operating data (financial data and workforce information) by segment for the first half-years of 2022 and 2021 on a comparable basis and 2021 on a historical basis.

For more details on segment reporting, see Note 1 to the Consolidated Financial Statements.

Period ended June 30	France				Europe	Africa & Middle East
(in millions of euros)		Spain	Other European countries	Europe eliminations	Total Europe

2022
Revenue	8,827	2,265	3,065	(5)	5,325	3,381
EBITDAaL	3,035	524	799	-	1,323	1,214
Operating Income	1,436	(19)	278	-	260	739
eCAPEX	1,673	465	369	-	835	609
Telecommunication licenses	8	6	27	-	33	203
Average number of employees	47,009	6,169	21,653	-	27,822	14,380

2021 - Data on a comparable basis
Revenue	8,979	2,368	3,042	(4)	5,406	3,133
EBITDAaL	3,063	562	753	-	1,315	1,088
Operating Income	1,480	(3,809)	173	-	(3,636)	604
eCAPEX	2,004	447	422	-	869	540
Telecommunication licenses	207	64	11	-	75	13
Average number of employees	49,813	6,729	22,829	-	29,558	14,575

2021 - Data on a historical basis
Revenue	8,950	2,368	2,800	(4)	5,164	3,043
EBITDAaL	3,181	610	749	-	1,359	1,051
Operating Income	1,548	(3,773)	189	-	(3,584)	579
eCAPEX	2,171	457	413	-	870	525
Telecommunication licenses	207	64	11	-	75	11
Average number of employees	49,927	6,749	19,251	-	26,000	14,575

(1) For the first half of 2021, historical data relating to Totem is presented in the France and Spain business segments and, to a very limited extent, in the International Carriers & Shared Services segment (see the introduction of the Section 1 Interim management report for the first half of 2022 and Note 1.1 to the Consolidated Financial Statements).

Entreprise	Totem (1)	International Carriers & Shared Services	Telecom activities eliminations	Total Telecom activities	Mobile Financial Services	Group eliminations	Group total

3,888	328	772	(1,220)	21,301	-	(4)	21,297
364	180	(128)	-	5,989	(56)	0	5,934
152	120	(207)	-	2,499	(80)	0	2,420
144	44	94	-	3,399	14	-	3,413
-	-	-	-	244	-	-	244
28,681	152	12,155	-	130,199	916	-	131,115

3,895	298	742	(1,177)	21,276	-	(4)	21,272
488	177	(184)	-	5,947	(56)	1	5,891
300	121	(514)	-	(1,646)	(77)	1	(1,722)
159	41	110	-	3,724	13	-	3,737
-	-	-	-	295	-	-	295
27,953	60	12,437	-	134,397	942	-	135,338

3,840	-	743	(869)	20,870	-	(4)	20,867
484	-	(182)	-	5,893	(56)	1	5,837
295	-	(514)	-	(1,676)	(77)	1	(1,752)
157	-	110	-	3,832	13	-	3,845
-	-	-	-	293	-	-	293
27,990	-	12,719	-	131,211	942	-	132,153

1.3.1       France

France	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	8,827	8,979	8,950	(1.7)%	(1.4)%
EBITDAaL	3,035	3,063	3,181	(0.9)%	(4.6)%
EBITDAaL/Revenue	34.4%	34.1%	35.5%	0.3 pt	(1.2 pt)
Operating income	1,436	1,480	1,548	(3.0)%	(7.3)%
eCAPEX	1,673	2,004	2,171	(16.5)%	(22.9)%
eCAPEX/Revenue	19.0%	22.3%	24.3%	(3.4 pt)	(5.3 pt)
Telecommunication licenses (1)	8	207	207	(96.3)%	(96.3)%
Average number of employees	47,009	49,813	49,927	(5.6)%	(5.8)%

(1)  See Section 1.2.5.2 Telecommunication licenses.

1.3.1.1     Revenues - France

France	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	8,827	8,979	8,950	(1.7)%	(1.4)%
Retail services (B2C+B2B)	5,466	5,383	5,383	1.6%	1.6%
Convergent services	2,406	2,317	2,317	3.8%	3.8%
Mobile-only services	1,154	1,122	1,122	2.8%	2.8%
Fixed-only services	1,907	1,944	1,944	(1.9)%	(1.9)%
Fixed-only broadband services	1,473	1,418	1,415	3.8%	4.1%
Fixed-only narrowband services	434	525	529	(17.4)%	(18.0)%
Wholesale services	2,455	2,710	2,720	(9.4)%	(9.7)%
Equipment sales	552	538	523	2.7%	5.7%
Other revenues	353	349	325	1.1%	8.6%

Change on a historical basis

On a historical basis, the 124 million euro decrease in revenues in France year on year was due to (i) the favorable effect of changes in the scope of consolidation and other changes for 29 million euros, and (ii) the organic change on a comparable basis, representing a 153 million euro decrease in revenues.

Change on a comparable basis

On a comparable basis, the 153 million euro decrease in revenues in France year on year, down 1.7%, is mainly attributable to (i) the contraction in services to carriers and, to a lesser extent, the decline in conventional telephone services (narrowband), (ii) partially offset by the rise in equipment sales, growth of convergent services and the increase in fixed-only broadband services, and, secondarily, by the growth of mobile-only services and equipment sales.

Specifically, the 153 million euro decrease in revenues in France between the two periods was mainly attributable to:

−     the 255 million euro contraction in Wholesale services, due mainly to (i) the reduction in co-financing of FTTH lines received from other operators, (ii) the decrease in revenues from unbundling on the copper network, and (iii) secondarily, the decrease in mobile and fixed-line interconnection revenues (reduced mobile and fixed-line call terminations), (iv) partially offset by the growth of FTTH lines leased to third-party operators and by the construction of fiber optic networks (Public Initiative Networks or PIN);

−     the decrease in revenues from Fixed-only narrowband services due to the downward trend in traditional telephony (down 17.4%, or 91 million euros) and the migration of customers toward fixed broadband (FTTH) and convergent services.

This decrease was partially offset by:

−     the 89 million euro increase in Convergent services, which continued to expand, with year-on-year growth of 0.9% in the convergent customer base. This growth in volume is also accompanied by growth in value. Half-year convergent ARPO (see Section 1.6.4 Financial glossary) increased by 2.3% between June 30, 2021 and June 30, 2022, boosted by (i) a favorable mix effect, with higher-value convergent services, particularly in fiber, and (ii) a return to growth in non-bundled roaming revenues with the recovery in travel and tourism. Furthermore, the number of mobile telephones in households continued to grow, with 10 million convergent mobile customers at June 30, 2022 (growth of 1.5% year on year), equivalent to 1.7 mobile accesses per convergent customer;

−     the growth of Fixed-only broadband services revenues (up 54 million euros, or 3.8%), due to (i) the 2.6% year-on-year increase in the fixed-only broadband access base, and (ii) the 0.9% increase in half-year fixed-only broadband ARPO (see Section 1.6.4 Financial glossary) between the two periods;

−     the 31 million euro increase in the revenues of Mobile-only services, driven by (i) the 0.7% increase in half-year mobile-only ARPO (see Section 1.6.4 Financial glossary) and (ii) the 1.4% increase in the mobile-only access base; and

−     the 14 million euro increase in revenues from Equipment sales, linked to demand for higher-value mobile handsets.

1.3.1.2     EBITDAaL - France

Change on a historical basis

On a historical basis, the 146 million euro decrease in EBITDAaL in France year on year was due to (i) the negative effect of changes in the scope of consolidation and other changes of 118 million euros, which mainly corresponds to the effect of the creation of Totem (see Section 1.1.3 Significant events) for 125 million euros, and (ii) the organic change on a comparable basis, representing a 28 million euro decrease in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 28 million euro decrease in EBITDAaL in France between the first half of 2021 and the first half of 2022 was mainly due to:

−     (i) the 153 million euro decrease in revenues, and (ii) the 40 million euro increase in the depreciation of right-of-use assets, primarily reflecting the increase in leased lines on third-party networks (FTTH);

−     partially offset by (i) the 85 million euro decrease in labor expenses, mainly relating to the reduction in the average number of employees (full-time equivalent) between the two periods, and (ii) the decrease in other network expenses and IT expenses, primarily due to the reduction in copper network operating and maintenance expenses, (iii) the decrease in commercial expenses and equipment costs, (iv) the decrease in write-downs and losses on trade receivables, and (v) the decrease in service fees and inter-operator costs, mainly attributable to lower interconnection costs (decrease in voice traffic in wholesale mobile services).

1.3.1.3     Operating income - France

Change on a historical basis

On a historical basis, the 113 million euro decrease in operating income in France year on year was due to (i) the negative effect of changes in the scope of consolidation and other changes of 68 million euros, mainly corresponding to the impact of the creation of Totem (see Section 1.1.3 Significant events) for 81 million euros, and (ii) the organic change on a comparable basis, representing a 45 million euro decrease in operating income.

Change on a comparable basis

On a comparable basis, the 45 million euro decrease in operating income in France between the first half of 2021 and the first half of 2022 was mainly due to:

−     (i) the 39 million euro increase in depreciation and amortization, reflecting the growth in fiber leases on third-party networks, (ii) the 28 million euro decrease in EBITDAaL, and (iii) the recognition in the first half of 2022 of a 13 million euro expense for restructuring program costs;

−     partially offset by the counter-effect of the recognition in the first half of 2021 of a net expense on significant litigation of 31 million euros.

1.3.1.4     Economic CAPEX - France

Change on a historical basis

On a historical basis, the 498 million euro decrease in economic CAPEX in France year on year was due to (i) the negative effect of changes in the scope of consolidation and other changes of 167 million euros, mainly resulting from the loss of exclusive control of Orange Concessions on November 3, 2021 for 133 million euros, and the effect of the creation of Totem (see Section 1.1.3 Significant events) for 27 million euros, and (ii) the organic change on a comparable basis, representing a decrease of 331 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 331 million euros in economic CAPEX in France between the first half of 2021 and the first half of 2022 was mainly due to (i) the sharp drop in investment in very high-speed fixed broadband networks (FTTH), after the considerable investments made in recent years, (ii) the decrease in other capital expenditure, particularly in legacy fixed and mobile networks, and (iii) the increase in disposals of fixed assets (asset rotation due to the marketing of fiber optics), (iv) partially offset by the lower co-financing received.

1.3.1.5     Additional information - France

France			2022	2021	2021	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Convergent services
Number of convergent customers			5,909	5,858	5,858	0.9%	0.9%
6-month convergent ARPO (in euros) (2)			70.6	69.0	69.0	2.3%	2.3%
Mobile services
Number of mobile accesses (1)			21,873	21,556	21,556	1.5%	1.5%
o/w:	Convergent customers mobile accesses		9,990	9,842	9,842	1.5%	1.5%
	Mobile-only accesses		11,883	11,714	11,714	1.4%	1.4%
o/w:	Contract customers mobile accesses		20,279	19,802	19,802	2.4%	2.4%
	Prepaid customers mobile accesses		1,593	1,754	1,754	(9.2)%	(9.2)%
6-month mobile-only ARPO (in euros) (2)			17.0	16.9	16.9	0.7%	0.7%
Fixed services
Number of fixed accesses			28,871	29,835	29,835	(3.2)%	(3.2)%
Fixed Retail accesses			15,333	15,692	15,692	(2.3)%	(2.3)%
o/w:	Fixed Broadband accesses		12,332	12,118	12,118	1.8%	1.8%
	o/w:	Very high-speed broadband fixed accesses	6,537	5,253	5,253	24.4%	24.4%
	o/w:	Convergent customers fixed accesses	5,909	5,858	5,858	0.9%	0.9%
		Fixed-only accesses	6,424	6,261	6,261	2.6%	2.6%
6-month fixed-only broadband ARPO (in euro) (2)			36.1	35.8	35.8	0.9%	0.9%
o/w:	Fixed Narrowband accesses		3,001	3,574	3,574	(16.0)%	(16.0)%
	o/w:	PSTN accesses	2,967	3,539	3,539	(16.1)%	(16.1)%
		Other fixed accesses	33	35	35	(5.6)%	(5.6)%
Fixed Wholesale accesses			13,538	14,143	14,143	(4.3)%	(4.3)%
o/w:	FTTH accesses		5,788	4,523	4,523	28.0%	28.0%
	Copper accesses		7,750	9,621	9,621	(19.4)%	(19.4)%

(1)  Excluding customers of mobile virtual network operators (MVNOs).

(2)  See Section 1.6.4 Financial glossary.

1.3.2       Europe

Europe	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	5,325	5,406	5,164	(1.5)%	3.1%
EBITDAaL	1,323	1,315	1,359	0.6%	(2.6)%
EBITDAaL/Revenue	24.8%	24.3%	26.3%	0.5 pt	(1.5 pt)
Operating income	260	(3,636)	(3,584)	N/A	N/A
eCAPEX	835	869	870	(4.0)%	(4.1)%
eCAPEX/Revenue	15.7%	16.1%	16.8%	(0.4 pt)	(1.2 pt)
Telecommunication licenses (1)	33	75	75	(55.3)%	(55.3)%
Average number of employees	27,822	29,558	26,000	(5.9)%	7.0%

(1)  See Section 1.2.5.2 Telecommunication licenses.

1.3.2.1     Revenues - Europe

Europe	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	5,325	5,406	5,164	(1.5)%	3.1%
Retail services (B2C+B2B)	3,642	3,620	3,451	0.6%	5.5%
Convergent services	1,400	1,354	1,337	3.4%	4.7%
Mobile-only services	1,414	1,439	1,434	(1.7)%	(1.4)%
Fixed-only services	614	641	522	(4.3)%	17.7%
IT & integration services	214	186	158	15.4%	35.7%
Wholesale services	877	989	926	(11.4)%	(5.3)%
Equipment sales	719	726	718	(1.0)%	0.2%
Other revenues	87	70	70	23.7%	24.6%

Europe	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	5,325	5,406	5,164	(1.5)%	3.1%
Spain	2,265	2,368	2,368	(4.3)%	(4.3)%
Poland	1,292	1,268	1,294	1.9%	(0.2)%
Belgium & Luxembourg	677	656	656	3.3%	3.3%
Central Europe (1)	1,099	1,124	856	(2.2)%	28.4%
Eliminations	(9)	(10)	(10)	-	-

(1)  Central Europe: entities in Moldova, Romania and Slovakia.

Change on a historical basis

On a historical basis, the 161 million euro increase from countries in Europe revenues between the first half of 2021 and the first half of 2022 was due to:

−     the favorable impact of changes in the scope of consolidation and other changes of 267 million euros, corresponding to the effect of the takeover of Telekom Romania Communications (TKR, renamed Orange Romania Communications) on September 30, 2021;

−     offset by (i) the negative effect of foreign exchange fluctuations of 26 million euros, mainly as a result of movements in the Polish zloty against the euro, and (ii) the organic change on a comparable basis, representing a decrease of 80 million euros in revenues.

Change on a comparable basis

On a comparable basis, the 80 million euro decrease (-1.5%) from countries in Europe revenues between the first half of 2021 and the first half of 2022 was mainly due to:

−     the decrease in wholesale services in all European countries, the contraction in retail services (B2C+B2B) in Spain and Romania and, secondarily, the slowdown in Equipment sales in Spain (see Section 1.3.2.6 Additional information - Spain);

−     partially offset by (i) the growth in retail services (B2C+B2B) in all Other European countries, and (iii) to a lesser extent, the development of IT & Integration Services in Poland.

Specifically, the 80 million euro decrease in revenues from countries in Europe between the two periods was mainly the result of:

−     the 112 million euro decrease in revenues from Wholesale services in all countries, primarily due to the decrease in fixed wholesale services, notably as a result of lower interconnection rates and reduced international transit;

−     the 27 million euro decrease in Fixed-only services, mainly in Romania, and to a lesser extent in Spain and Poland, mainly due to the continued migration of these services to convergent or low-cost services;

−     the 25 million euro decrease in revenues from Mobile-only services, mainly in Spain (see Section 1.3.2.6 Additional information - Spain), and to a lesser extent, in Slovakia and Moldova. The mobile-only access base grew by 5.3% year on year, driven by the growth of this base in Poland (up 12.8%), Belgium & Luxembourg (up 5.4%), Spain (up 4.3%) and Romania (up 4.3%).

This decrease was partially offset by:

−     a 46 million euro increase in revenues from Convergent services, primarily in Poland (up 9.1% year on year), in Belgium (up 13.0% year on year) and in Slovakia (up 45.5% year on year). The convergent customer base grew in all countries and totaled 5.6 million customers at June 30, 2022;

−     and, to a lesser extent, the 29 million euro rise in revenues from IT & Integration Services, mainly in Poland.

1.3.2.2     EBITDAaL - Europe

Change on a historical basis

On a historical basis, the 35 million euro decrease in EBITDAaL from countries in Europe between the first half of 2021 and the first half of 2022 was due to (i) the negative effect of changes in the scope of consolidation and other changes totaling 38 million euros, primarily including 48 million euros for the effect of the creation of Totem (see Section 1.1.3 Significant events) and (ii) 6 million euros for the unfavorable impact of foreign exchange fluctuations, (iii) partially offset by the organic change on a comparable basis, representing an 8 million euro increase in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 8 million euro increase in EBITDAaL from countries in Europe between the first half of 2021 and the first half of 2022 was mainly attributable to:

−     (i) the decrease in service fees and inter-operator costs, due to lower interconnection costs (in relation to regulatory cuts in call termination rates and the decrease in international transit activity), and (ii) the increase in other operating income, related to the creation of the FiberCo in Poland at the end of August 2021 (rebilling of construction, monitoring and leasing costs);

−     largely offset by (i) the 80 million euro decrease in revenues and (ii) the increase in other network expenses (operating expenses and network maintenance expenses), due in particular to the increase in traffic and energy access costs for the fixed and mobile networks in all countries, (iii) the rise in the cost of purchasing energy for resale in Poland, and (iv) the increase in commercial expenses, equipment and content costs, mainly due to the increase in content costs in Spain.

1.3.2.3     Operating income - Europe

Change on a historical basis

On a historical basis, the 3,844 million euro increase in operating income from countries in Europe between the first half of 2021 and the first half of 2022 was due to:

−     the negative effect of changes in the scope of consolidation and other changes of 51 million euros, due to the creation of Totem (see Section 1.1.3 Significant events) for 37 million euros and the takeover of Telekom Romania Communications (TKR, renamed Orange Romania Communications) for 14 million euros;

−     the unfavorable impact of foreign exchange fluctuations for 1 million euros; and

−     the organic change on a comparable basis, representing a 3,896 million euro increase in operating income.

Change on a comparable basis

On a comparable basis, the 3,896 million euro increase in operating income from countries in Europe between the first half of 2021 and the first half of 2022 was due to:

−     primarily, the counter-effect of goodwill impairment in 2021 of 3,702 million euros in Spain (see Note 7 to the Consolidated Financial Statements). This impairment loss in Spain was primarily a reflection of the continued deterioration in the competitive environment despite the market consolidation transactions (marked by an erosion in average revenues per user) and uncertainty over the prolonged Covid-19 health crisis (a longer-than-expected timeframe for economic recovery);

−     and, secondarily, (i) the counter-effect of the recognition, in the first half of 2021, of a 145 million euro expense for the costs of restructuring programs in Spain (employee departure plans, see Note 5.3 to the Consolidated Financial Statements), and (ii) the 41 million euro decrease in depreciation and amortization.

1.3.2.4     Economic CAPEX - Europe

Change on a historical basis

On a historical basis, the 35 million euro decrease in economic CAPEX from countries in Europe between the first half of 2021 and the first half of 2022 includes (i) the negative effect of foreign exchange fluctuations for 4 million euros, (ii) the favorable impact of changes in scope of consolidation and other changes for 3 million euros, and (iii) the organic change on a comparable basis, representing a 35 million euro decrease in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 35 million euro decrease in economic CAPEX from countries in Europe between the first half of 2021 and the first half of 2022 was mainly attributable to (i) the decrease in investments in networks, primarily in Poland (decrease in investments in very high-speed fixed broadband networks (FTTH), and to a lesser extent in Slovakia, (ii) partially offset by the increase in economic CAPEX in Romania and Spain (see Section 1.3.2.6 Additional information - Spain).

1.3.2.5     Additional information - Europe

Europe			2022	2021	2021	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Convergent services
Number of convergent customers			5,643	5,561	5,327	1.5%	5.9%
Mobile services
Number of mobile accesses (1)			54,820	52,314	51,398	4.8%	6.7%
o/w:	Convergent customers mobile accesses		11,066	10,753	10,317	2.9%	7.3%
	Mobile-only accesses		43,753	41,562	41,081	5.3%	6.5%
o/w:	Contract customers mobile accesses		41,861	39,682	38,765	5.5%	8.0%
	Prepaid customers mobile accesses		12,959	12,633	12,633	2.6%	2.6%
Fixed services
Number of fixed accesses			12,527	12,797	10,898	(2.1)%	15.0%
Fixed Retail accesses			11,220	11,487	9,588	(2.3)%	17.0%
o/w:	Fixed Broadband accesses		8,913	8,831	7,873	0.9%	13.2%
	o/w:	Very high-speed broadband fixed accesses	5,924	5,467	5,006	8.4%	18.3%
	o/w:	Convergent customers fixed accesses	5,643	5,561	5,327	1.5%	5.9%
		Fixed-only accesses	3,270	3,270	2,546	(0.0)%	28.4%
o/w:	Fixed Narrowband accesses		2,308	2,656	1,715	(13.1)%	34.6%
Fixed Wholesale accesses			1,307	1,310	1,310	(0.2)%	(0.2)%

(1)  Excluding customers of mobile virtual network operators (MVNOs).

1.3.2.6     Additional information - Spain

Spain	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	2,265	2,368	2,368	(4.3)%	(4.3)%
EBITDAaL	524	562	610	(6.7)%	(14.0)%
EBITDAaL/Revenue	23.1%	23.7%	25.8%	(0.6 pt)	(2.6 pt)
Operating income	(19)	(3,809)	(3,773)	99.5%	99.5%
eCAPEX	465	447	457	4.1%	1.8%
eCAPEX/Revenue	20.5%	18.9%	19.3%	1.7 pt	1.2 pt
Telecommunication licenses (1)	6	64	64	(90.0)%	(90.0)%
Average number of employees	6,169	6,729	6,749	(8.3)%	(8.6)%

(1)  See Section 1.2.5.2 Telecommunication licenses.

Revenues - Spain

Spain	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	2,265	2,368	2,368	(4.3)%	(4.3)%
Retail services (B2C+B2B)	1,565	1,614	1,614	(3.1)%	(3.1)%
Convergent services	931	933	933	(0.2)%	(0.2)%
Mobile-only services	399	443	450	(10.0)%	(11.4)%
Fixed-only services	217	224	225	(3.2)%	(3.6)%
IT & integration services	18	13	6	34.1%	214.6%
Wholesale services	406	443	443	(8.2)%	(8.2)%
Equipment sales	293	310	310	(5.4)%	(5.4)%
Other revenues	0	0	0	(5.6)%	(5.6)%

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the 103 million euro decrease in revenues in Spain between the two periods, representing a 4.3% decrease, is mainly attributable to:

−     the 44 million euro contraction in revenues from Mobile-only services, mainly due to the ongoing migration of the market toward low-cost services, resulting in a decrease of 5.4% in the half-year mobile-only ARPO year on year. The contract customer base (excluding M2M) was down 3.1% year on year as a result of the major competitive pressure and discontinuation of activities under the Amena brand;

−     the 37 million euro decrease in revenues from Wholesale services, particularly in the fixed segment, and related primarily to the decrease in interconnection and international transit rates; and

−     the 17 million euro decrease in revenues from Equipment sales in the Enterprise segment, related to the counter-effect of the catch-up in equipment sales in the first half of 2021 after the Covid-19 health crisis.

EBITDAaL - Spain

Change on a historical basis

On a historical basis, the 86 million euro decrease in EBITDAaL in Spain between the first half of 2021 and the first half of 2022 was due to (i) the negative effect of changes in scope of consolidation and other changes of 48 million euros due to the creation of Totem (see Section 1.1.3 Significant events), and (ii) the organic change on a comparable basis, representing a 38 million euro decrease in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 38 million euro decrease in EBITDAaL in Spain between the first half of 2021 and the first half of 2022 was due to:

−     (i) the 103 million euro decrease in revenues, and (ii) secondarily, the increase in operating and network maintenance expenses, related in particular to the increase in energy access costs for fixed and mobile networks;

−     partially offset by (i) the decrease in service fees and inter-operator costs, primarily related to the decrease in interconnection and international transit rates, (ii) the decrease in commercial expenses and equipment costs, primarily due to fewer equipment sales, and (iii) the decrease in the depreciation of right-of-use assets.

Operating income - Spain

Change on a historical basis

On a historical basis, the 3,754 million euro increase in operating income in Spain between the first half of 2021 and the first half of 2022 includes (i) the negative effect of changes in the scope of consolidation and other changes of 36 million euros due to the creation of Totem (see Section 1.1.3 Significant events), and (ii) the organic change on a comparable basis, representing a 3,791 million euro increase in operating income.

Change on a comparable basis

On a comparable basis, the 3,791 million euro increase in operating income in Spain between the first half of 2021 and the first half of 2022 was due to:

−     primarily, the counter-effect of goodwill impairment of 3,702 million euros in Spain in the first half of 2021 (see Note 7 to the Consolidated Financial Statements). This impairment loss in Spain was primarily a reflection of the continued deterioration in the competitive environment despite the market consolidation transactions (marked by an erosion in average revenues per user) and uncertainty over the prolonged Covid-19 health crisis (a longer-than-expected timeframe for economic recovery);

−     and, secondarily, the counter-effect of the recognition, in the first half of 2021, of a 145 million euro expense for the costs of restructuring programs (employee departure plans, see Note 5.3 to the Consolidated Financial Statements);

−     partially offset by the 38 million euro decrease in EBITDAaL.

Economic CAPEX - Spain

Change on a historical basis

On a historical basis, the 8 million euro increase in economic CAPEX in Spain between the first half of 2021 and the first half of 2022 includes (i) the negative effect of changes in the scope of consolidation and other changes of 10 million euros, and (ii) the organic change on a comparable basis, representing an 18 million euro increase in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 18 million euro increase in economic CAPEX in Spain between the first half of 2021 and the first half of 2022 was mainly due to the increase in investments in mobile networks, partially offset by the decrease in investments in fixed networks and, to a lesser extent, by the decrease in economic CAPEX related to rented handsets, Livebox and equipments installed at customers’ premises, due to the contraction in activity.

1.3.3       Africa & Middle East

Africa & Middle East	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,381	3,133	3,043	7.9%	11.1%
EBITDAaL	1,214	1,088	1,051	11.6%	15.5%
EBITDAaL/Revenue	35.9%	34.7%	34.5%	1.2 pt	1.4 pt
Operating income	739	604	579	22.4%	27.7%
eCAPEX	609	540	525	12.7%	16.1%
eCAPEX/Revenue	18.0%	17.2%	17.2%	0.8 pt	0.8 pt
Telecommunication licenses (1)	203	13	11	N/A	N/A
Average number of employees	14,380	14,575	14,575	(1.3)%	(1.3)%

(1)  See Section 1.2.5.2 Telecommunication licenses.

The Africa & Middle East countries continued to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and shareholdings, and may continue to affect them in the future. In some cases, these situations may result in the Group recognizing asset impairment (see Note 7 to the Consolidated Financial Statements). For further information on the risk factors, see Section 2.1 Risk factors of the 2021 Universal Registration Document.

1.3.3.1     Revenues - Africa & Middle East

Africa & Middle East	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,381	3,133	3,043	7.9%	11.1%
Retail services (B2C+B2B)	2,984	2,741	2,660	8.9%	12.2%
Mobile-only services	2,578	2,389	2,329	7.9%	10.7%
Fixed-only services	384	341	318	12.9%	20.9%
IT & integration services	21	11	13	96.5%	57.2%
Wholesale services	324	318	310	1.9%	4.4%
Equipment sales	55	55	54	(0.8)%	1.6%
Other revenues	18	19	18	(1.4)%	(0.1)%

Africa & Middle East	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,381	3,133	3,043	7.9%	11.1%
Sonatel sub-group (1)	1,087	1,024	978	6.1%	11.1%
Côte d’Ivoire sub-group (2)	732	714	710	2.4%	3.1%
Egypt	503	450	449	11.8%	12.0%
Morocco	338	318	314	6.4%	7.8%
Jordan	221	210	190	5.4%	16.1%
Cameroon	205	185	185	10.6%	10.6%
Congo (DRC)	191	144	131	32.4%	45.9%
Other countries (3)	138	116	113	19.8%	22.2%
Eliminations	(35)	(29)	(28)	-	-

(1)  Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(2)  Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(3)  Other countries: mainly entities in Botswana, Central African Republic (CAR) and Madagascar.

Change on a historical basis

On a historical basis, the 338 million euro increase in revenues in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was due to (i) the positive impact of foreign exchange fluctuations of 90 million euros, mainly considering the Guinean franc (47 million euros), and the Jordanian dinar (19 million euros) against the euro, and (ii) the organic change on a comparable basis, representing a 248 million euro increase in revenues.

Change on a comparable basis

On a comparable basis, the 248 million euro increase (up 7.9%) in revenues in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was mainly due to business growth in all countries in the region (with the exception of Côte d’Ivoire), with 11 countries posting double-digit growth.

More specifically, the 248 million euro growth in revenues in the Africa & Middle East countries between the two periods is primarily attributable to:

−     the 189 million euro increase in revenues from Mobile-only services, largely due to (i) the increase in data services, up 22.2% year on year, driven in particular by the momentum in the 4G customer base, which grew 28.3% year on year to 48.9 million customers at June 30, 2022, and (ii) the increase in voice services, up 5.0% year on year, driven by a robust performance in the Democratic Republic of the Congo (DRC) and in Guinea. Furthermore, the mobile access base continues to grow and posted an increase of 5.4% year on year; and

−     the increase in revenues from Fixed-only services, driven by the growth in fixed-only broadband services, which increased 24.6% year on year. The fixed-only broadband access base totaled 2.5 million customers at June 30, 2022, up 23.6% year on year.

1.3.3.2     EBITDAaL - Africa & Middle East

Change on a historical basis

On a historical basis, the 163 million euro increase in EBITDAaL in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was due to (i) the positive effect of foreign exchange fluctuations of 37 million euros, and (ii) the organic change on a comparable basis, representing a 126 million euro increase in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 126 million euro increase in EBITDAaL in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was mainly due to:

−     the 248 million euro increase in revenues and, to a lesser extent, the decrease in other operating expenses;

−     partially offset by (i) the increase in commercial expenses and equipment costs, due primarily to the increase in distribution fees in connection with business growth (telecom commissions and Orange Money), (ii) the rise in operating taxes and levies payables, particularly due to the region’s business growth, (iii) the increase in other network expenses and IT expenses, due to the continued network roll-outs in all countries and the increase in energy access costs for fixed and mobile networks, (iv) the increase in labor expenses, largely related to the Sonatel sub-group, and (v) the increase in overheads, due to the resumption of consulting assignments following the end of the restrictions related to the Covid-19 health crisis.

1.3.3.3     Operating income - Africa & Middle East

Change on a historical basis

On a historical basis, the 160 million euro increase in operating income in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was due to (i) the positive effect of foreign exchange fluctuations of 25 million euros, and (ii) the organic change on a comparable basis, representing a 135 million euro increase in operating income.

Change on a comparable basis

On a comparable basis, the 135 million euro increase in operating income in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was mainly due to:

−     (i) the 126 million euro increase in EBITDAaL, and (ii) the counter-effect of the recognition, in the first half of 2021, of a 34 million euro expense for restructuring program costs;

−     partially offset by the 19 million euro increase in depreciation and amortization.

1.3.3.4     Economic CAPEX - Africa & Middle East

Change on a historical basis

On a historical basis, the 84 million euro increase in economic CAPEX in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was due to (i) the positive effect of foreign exchange fluctuations of 16 million euros, and (ii) the organic change on a comparable basis, representing a 69 million euro increase in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 69 million euro increase in economic CAPEX in the Africa & Middle East countries between the first half of 2021 and the first half of 2022 was mainly due to increased investments in the mobile and fixed networks in the region in order to support business growth and usage trends.

1.3.3.5     Additional information - Africa & Middle East

Africa & Middle East		2022	2021	2021	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Mobile services
Number of mobile accesses (1) (2)		139,212	132,030	132,030	5.4%	5.4%
o/w:	Contract customers mobile accesses	8,156	6,979	6,979	16.9%	16.9%
	Prepaid customers mobile accesses	131,055	125,052	125,052	4.8%	4.8%
Fixed services
Number of fixed accesses (2)		3,319	2,874	2,874	15.5%	15.5%
Fixed Retail accesses		3,319	2,874	2,874	15.5%	15.5%
o/w:	Fixed Broadband accesses	2,509	2,029	2,029	23.6%	23.6%
	Fixed Narrowband accesses	810	845	845	(4.1)%	(4.1)%

(1)  Excluding customers of mobile virtual network operators (MVNOs).

(2)  At January 1, 2022, an internal transfer (between technologies) took place in Egypt, from the mobile access base to the fixed broadband access base. The operating data for the first half of 2021 has been restated to take account of this change: the retroactive transfer of this base represents approximately 162,000 accesses at June 30, 2021.

1.3.4       Enterprise

Enterprise	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,888	3,895	3,840	(0.2)%	1.3%
EBITDAaL	364	488	484	(25.3)%	(24.7)%
EBITDAaL/Revenue	9.4%	12.5%	12.6%	(3.1 pt)	(3.2 pt)
Operating income	152	300	295	(49.3)%	(48.5)%
eCAPEX	144	159	157	(9.6)%	(8.1)%
eCAPEX/Revenue	3.7%	4.1%	4.1%	(0.4 pt)	(0.4 pt)
Average number of employees	28,681	27,953	27,990	2.6%	2.5%

1.3.4.1     Revenues - Enterprise

Enterprise	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	3,888	3,895	3,840	(0.2)%	1.3%
Fixed-only services	1,738	1,864	1,834	(6.8)%	(5.2)%
Voice services (1)	514	573	569	(10.3)%	(9.7)%
Data services (2)	1,224	1,291	1,265	(5.2)%	(3.2)%
IT & integration services	1,663	1,590	1,565	4.6%	6.2%
Services and mobile equipment (3)	487	440	440	10.6%	10.6%
Mobile-only services	325	318	318	2.2%	2.2%
Wholesale services	20	21	21	(4.3)%	(4.3)%
Equipment sales	141	101	101	40.4%	40.4%

(1)  Voice services include (i) legacy voice offers (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, (iv) incoming traffic for call centers, and (v) network equipment sales related to the operation of voice services.

(2)  Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity, such as IP-VPN, and broadband infrastructure products such as satellite and fiber optic access, (iii) satellite TV broadcast services, (iv) Business Everywhere roaming services, and (v) network equipment sales related to the operation of data services.

(3)  Mobile services and equipment include (i) mobile-only services, (ii) wholesale services corresponding to incoming mobile B2B traffic invoiced to other carriers, and (iii) mobile equipment sales.

Change on a historical basis

On a historical basis, the 49 million euro increase in Enterprise revenues between the first half of 2021 and the first half of 2022 was due to:

−     the favorable effect of foreign exchange fluctuations of 58 million euros, mainly as a result of movements in the US dollar against the euro;

−     partially offset by (i) the negative impact of changes in the scope of consolidation and other changes of 3 million euros, and (ii) the organic change on a comparable basis, representing a 6 million euro decrease in revenues.

Change on a comparable basis

On a comparable basis, the 6 million euro decrease (down 0.2%) in Enterprise revenues between the first half of 2021 and the first half of 2022 was mainly due to the decrease in fixed-only (voice and data) services, partially offset by the increase in IT & Integration Services and, to a lesser extent, in mobile services and equipment.

More specifically, the revenues from Fixed-only services were down 126 million euros, impacted both by the decrease in data services and the decrease in voice services:

−     the contraction in Data services (down 67 million euros year on year), was due to (i) the general transformation trend in service technologies, particularly internationally, and (ii) to a lesser extent, the decrease in revenues from satellite TV broadcast services (Globecast) due to the international sanctions related to the war in Ukraine (see Section 1.1.3 Significant events) and the lasting impact of the Covid-19 health crisis in Asia;

−     Voice services (down 59 million euros year on year) continue to be affected by the downward trend in traditional fixed telephony, both in France and internationally.

These unfavorable changes were partially offset by:

−     the 73 million euro increase in revenues from IT & Integration Services, driven by the growing requirements of businesses in the field of cybersecurity services (up 13% year on year), cloud services (up 15%) and digital & data services (up 8% year on year); and

−     the 47 million euro increase in revenues from Mobile services and equipment, primarily due to Orange Business Services and Crosscall winning in the first half of 2021 the NEO tender launched by the Ministry of the Interior to equip the National Gendarmerie and the National Police in France.

1.3.4.2     EBITDAaL - Enterprise

Change on a historical basis

On a historical basis, the 120 million euro decrease in Enterprise EBITDAaL between the first half of 2021 and the first half of 2022 includes (i) the favorable impact of foreign exchange fluctuations of 16 million euros, primarily as a result of movements in the US dollar against the euro, (ii) the negative effect of changes in the scope of consolidation and other changes of 12 million euros, and (iii) the organic change on a comparable basis, representing a 123 million euro decrease in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 123 million euro decrease in Enterprise EBITDAaL between the first half of 2021 and the first half of 2022 was mainly due to:

−     (i) the increase in commercial expenses and equipment costs, in connection with the growth in mobile equipment sales (NEO contract), (ii) the rise in labor expenses, due in particular to the higher average number of employees (full-time equivalents) linked to the growth of IT & Integration Services, (iii) the increase in overheads, related to the resumption of business travel and assignments with the end of the Covid-19 health crisis, (iv) the increase in network expenses and IT expenses, related to the increase in traffic and in energy access costs for fixed and mobile networks, and (v) the increase in other operating expenses (net of other operating income);

−     partially offset by the reduction in service fees and inter-operator costs, largely interconnection expenses, related to the decrease in voice traffic.

1.3.4.3     Operating income - Enterprise

Change on a historical basis

On a historical basis, the 143 million euro decrease in Enterprise operating income between the first half of 2021 and the first half of 2022 includes (i) the favorable effect of foreign exchange fluctuations of 14 million euros, mainly as a result of movements in the US dollar against the euro, (ii) the negative impact of changes in the scope of consolidation and other changes of 9 million euros, and (iii) the organic change on a comparable basis, representing a 148 million euro decrease in operating income.

Change on a comparable basis

On a comparable basis, the 148 million euro decrease in Enterprise operating income between the first half of 2021 and the first half of 2022 was primarily due to the 123 million euro decrease in EBITDAaL and the increase in depreciation and amortization, including as a result of handset retirements.

1.3.4.4     Economic CAPEX - Enterprise

Change on a historical basis

On a historical basis, the 13 million euro decrease in Enterprise economic CAPEX between the first half of 2021 and the first half of 2022 includes (i) the positive impact of foreign exchange fluctuations of 2 million euros, and (ii) the organic change on a comparable basis, representing a 15 million euro decrease in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 15 million euro decrease in Enterprise economic CAPEX between the first half of 2021 and the first half of 2022 was mainly due to a lower number of projects under construction and the postponement of investment projects due to the semiconductor shortage.

1.3.4.5     Additional information - Enterprise

Entreprise		2022	2021	2021	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Mobile services
Number of mobile accesses in France (1)		19,842	16,584	16,584	19.6%	19.6%
Fixed services
Number of fixed accesses in France		1,199	1,325	1,325	(9.5)%	(9.5)%
Fixed Retail accesses		1,199	1,325	1,325	(9.5)%	(9.5)%
o/w:	Fixed Broadband accesses	248	236	236	4.9%	4.9%
	Fixed Narrowband accesses	951	1,088	1,088	(12.6)%	(12.6)%
IP-VPN accesses worldwide (2)		348	352	352	(1.3)%	(1.3)%
o/w:	IP-VPN accesses in France (2)	300	304	304	(1.2)%	(1.2)%

(1)  Contract customers. Excluding customers of mobile virtual network operators (MVNOs).

      At January 1, 2022, a supplementary fleet of M2M mobile SIM cards was included in the mobile access base of the Enterprise business segment (and therefore of the Orange group). The operating data for fiscal year 2021 has been restated for this change: the retroactive integration of this base represented approximately 3.33 million M2M mobile accesses at June 30, 2021.

(2)  Accesses of customers outside the Orange group, excluding the carrier market.

1.3.5       Totem

Totem	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	328	298	-	10.2%	-
EBITDAaL	180	177	-	1.8%	-
EBITDAaL/Revenue	54.8%	59.3%	-	(4.5 pt)	-
Operating income	120	121	-	(0.6)%	-
eCAPEX	44	41	-	7.0%	-
eCAPEX/Revenue	13.4%	13.8%	-	(0.4 pt)	-
Average number of employees	152	60	-	154.9%	-

Launched in February 2021, Totem, Orange’s European TowerCo responsible for pooling passive mobile infrastructure (mobile towers) to enhance their value and streamline their management, has been operational since the end of 2021 (see Section 1.1.3 Significant events).

By strengthening its position as a manager and operator of passive mobile infrastructure, the Group intends to make Totem a European leader in the TowerCos market and to keep this strategic asset as part of a long-term industry vision, while benefiting from new growth drivers. At end-June 2022, Totem’s passive mobile infrastructure portfolio included more than 27,000 sites in France and Spain, the two largest countries in which Orange operates.

Through Totem, Orange aims to achieve value creation thanks to improved operating efficiency, optimized investments and an increased occupancy rate. In this context, there are plans for Totem’s expansion in the European market beyond France and Spain.

In the segment reporting presented, historical data on Totem forms an integral part of the France and Spain business segments and, very incidentally, the International Carriers & Shared Services segment, until December 31, 2021. As a result of Totem entering its operational phase at end-2021, the internal reporting monitored by management and the segment reporting presented from that point on takes into account the Group’s desire to present Totem as a separate business segment as from January 1, 2022 (see Note 1.1 to the Consolidated Financial Statements).

1.3.5.1     Revenues - Totem

Totem	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	328	298	-	10.2%	-
Wholesale services	328	298	-	10.2%	-
Other revenues	-	-	-	-	-

Change on a comparable basis

On a comparable basis, the 30 million euro increase (10.2%) in Totem’s revenues between the first half of 2021 and the first half of 2022 was due to (i) the increase in pass-through revenues and, more specifically, energy, design and construction works, which grew strongly year on year, and (ii) the 3.1% increase in hosting revenues year on year. In the first half of 2022, 16.1% of hosting revenues were generated from external customers, up 0.6 percentage points compared with the first half of 2021.

At June 30, 2022, Totem had 26,934 sites with 36,450 active occupants, representing an occupancy rate of 1.35 occupants per site.

1.3.5.2     EBITDAaL - Totem

Change on a comparable basis

On a comparable basis, the 3 million euro increase in Totem’s EBITDAaL between the first half of 2021 and the first half of 2022 was mainly due to:

−     the 30 million euro increase in revenues;

−     largely offset by (i) the increase in network expenses and IT expenses, specifically due to the increase in energy access costs for mobile networks, (ii) the rise in rents, primarily related to the rise in average rents, as well as (iii) the increase in labor expense, mainly due to the increase in the average number of employees (full-time equivalents), primarily related to the establishment of the new organization.

1.3.5.3     Operating income - Totem

Change on a comparable basis

On a comparable basis, the 1 million euro reduction in Totem’s operating income between the first half of 2021 and the first half of 2022 was primarily due to the increase in depreciation and amortization.

1.3.5.4     Economic CAPEX - Totem

Change on a comparable basis

On a comparable basis, the 3 million euro increase in Totem’s economic CAPEX between the first half of 2021 and the second half of 2022 was primarily due to the increase in studies and works as well as to the increase in investments in information systems.

1.3.6       International Carriers & Shared Services

International Carriers & Shared Services	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	772	742	743	4.0%	3.9%
EBITDAaL	(128)	(184)	(182)	30.4%	29.9%
EBITDAaL/Revenue	(16.5)%	(24.7)%	(24.5)%	8.2 pt	8.0 pt
Operating income	(207)	(514)	(514)	59.7%	59.7%
eCAPEX	94	110	110	(14.5)%	(14.5)%
eCAPEX/Revenue	12.2%	14.8%	14.8%	(2.6 pt)	(2.6 pt)
Average number of employees	12,155	12,437	12,719	(2.3)%	(4.4)%

1.3.6.1     Revenues - International Carriers & Shared Services

International Carriers & Shared Services	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenue	772	742	743	4.0%	3.9%
Wholesale services	539	524	522	2.8%	3.1%
Other revenues	234	218	221	7.1%	5.8%

Change on a historical basis

On a historical basis, the 29 million euro increase in International Carriers & Shared Services revenues between the first half of 2021 and the first half of 2022 included (i) the unfavorable impact of changes in the scope of consolidation and other changes of 3 million euros, (ii) the positive effect of foreign exchange fluctuations of 2 million euros, and (iii) the organic change on a comparable basis, representing a 30 million euro increase in revenues.

Change on a comparable basis

On a comparable basis, the 30 million euro increase (up 4.0%) in International Carriers & Shared Services revenues between the first half of 2021 and the first half of 2022, was due to:

−     the 15 million euro increase in Other revenues, driven by (i) the growth in Orange Marine’s cable installation and sale activities, (ii) the rise in Orange Studio’s revenues as moviegoers started returning to theaters after the Covid-19 health crisis, and (iii) the increase in Sofrecom’s revenues from consulting services, notably in North Africa; and

−     the 14 million euro increase in Wholesale services, related to the growth trend in messaging services.

1.3.6.2     EBITDAaL - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the 55 million euro improvement in International Carriers & Shared Services EBITDAaL between the first half of 2021 and the first half of 2022 includes (i) the unfavorable impact of foreign exchange fluctuations of 2 million euros and (ii) the organic change on a comparable basis, representing a 56 million euro increase in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 56 million euro improvement in International Carriers & Shared Services EBITDAaL between the first half of 2021 and the first half of 2022 was primarily due to:

−     (i) the 30 million euro increase in revenues, (ii) the decrease in labor expenses, related in particular to the decrease in the average number of employees (full-time equivalents) in particular for the central functions, (iii) the decrease in the depreciation of right-of-use assets and (iv) the decrease in other operating expenses (net of other operating income);

−     partially offset by the increase in overheads, due to the resumption of business travel after a two-year decline in the context of the Covid-19 health crisis.

1.3.6.3     Operating income - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the 306 million euro improvement in International Carriers & Shared Services operating income between the first half of 2021 and the first half of 2022 includes (i) the unfavorable impact of foreign exchange fluctuations of 2 million euros, (ii) the positive effect of changes in the scope of consolidation and other changes of 1 million euros, and (iii) the organic change on a comparable basis, representing an increase of 307 million euros in operating income.

Change on a comparable basis

On a comparable basis, the 307 million euro improvement in International Carriers & Shared Services operating income between the first half of 2021 and the first half of 2022 was primarily due to:

−     the counter-effect of the recognition, in the first half of 2021, of a 114 million euro expense for the cost of restructuring programs, primarily for the optimization of the real estate portfolio;

−     the recognition in the first half of 2022, under expenses related to French part-time for seniors plans (measures related to collective bargaining agreements on the employment of senior citizens in France), an actuarial gain of 84 million euros related to the strong upward trend in the discount rate curve in the current macroeconomic context, compared with an actuarial loss of 1 million euros in the first half of 2021 (see Note 6 to the Consolidated Financial Statements);

−     the counter-effect of the recognition in the first half of 2021 of a 58 million euro expense for significant litigation, corresponding to the reassessment of risk on various disputes; and

−     the 56 million euro increase in EBITDAaL.

1.3.6.4     Economic CAPEX - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the 16 million euro decrease in International Carriers & Shared Services economic CAPEX between the first half of 2021 and the first half of 2022 was due to the organic change on a comparable basis, representing a 16 million euro decrease in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 16 million euro decrease in International Carriers & Shared Services economic CAPEX between the first half of 2021 and the second half of 2022 was due primarily to (i) the decrease in Orange Marine investments, related to the counter-effect of expenditure in the first half of 2021 on the maintenance and repair of two vessels, (ii) partially offset by a growth in real estate works and a lower level of asset disposals in the first half of 2022 compared with the first half of 2021.

1.3.7       Mobile Financial Services

Mobile Financial Services	2022	2021	2021	% change	% change
(at June 30, in millions of euros)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Net banking income (NBI) (1)	56	53	53	5.1%	5.1%
Cost of bank credit risk (2)	(22)	(14)	(14)	50.4%	50.4%
Operating Income	(80)	(77)	(77)	(3.6)%	(3.6)%
eCAPEX	14	13	13	8.2%	8.2%
Average number of employees	916	942	942	(2.7)%	(2.7)%

(1)  Net banking income (NBI) recognized as other operating income (see Notes 1.3 and 1.4 to the Consolidated Financial Statements).

(2)  Cost of bank credit risk recognized in other operating expenses (see Notes 1.3 and 1.4 to the Consolidated Financial Statements).

In the first half of 2022, the Mobile Financial Services activities continued to grow, particularly:

−     in Europe, with the continued development of value-added services and the continuous improvement of service quality. At June 30, 2022, Orange Bank had nearly 1.9 million customers in France and Spain (this number includes customers of all products and services sold by Orange Bank for individuals, professionals and businesses: accounts, loans and mobile insurance); and

−     in Africa, with the launch of the new microcredit service and the continued acquisition of new customers in Côte d’Ivoire. At June 30, 2022, Orange Bank Africa had 845,000 customers.

1.3.7.1     Operating activities

The segment reporting for Mobile Financial Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.3, 1.4 and 1.5 to the Consolidated Financial Statements.

Operating income - Mobile Financial Services

Change on a historical basis

On a historical basis, the 3 million euro decrease in Mobile Financial Services operating income between the first half of 2021 and the first half of 2022 was due to the organic change on a comparable basis, representing a 3 million euro decrease in operating income.

Change on a comparable basis

On a comparable basis, the 3 million euro decrease in operating income between the first half of 2021 and the first half of 2022 was mainly due to:

−     the 7 million euro increase in the cost of bank credit risk (see Notes 1.3, 1.4, 5.2 and 12.2 to the Consolidated Financial Statements) related primarily to the development of the credit business in Spain;

−     partially offset by the 3 million euro increase in net banking income (NBI, see Notes 1.3 and 1.4 to the Consolidated Financial Statements), driven by the increase in bank account and credit products in France and Spain and the development of banking activities in Côte d’Ivoire.

Economic CAPEX - Mobile Financial Services

Change on a historical basis and on a comparable basis

On a historical basis and on a comparable basis, the 1 million euro increase in Mobile Financial Services economic CAPEX between the first half of 2021 and the first half of 2022 was due to the development of new services in Côte d’Ivoire.

1.3.7.2     Assets, liabilities and cash flows

The segment reporting for Mobile Financial Services (assets, liabilities and cash flows) is presented in Notes 1.6, 1.7 and 1.8 to the Consolidated Financial Statements, and Mobile Financial Services activities (financial assets and liabilities) are described in Note 12 to the Consolidated Financial Statements.

For more information on the risks related to Mobile Financial Services activities, see Section 2.1.3 Financial risks in the 2021 Universal Registration Document.

1.4     Cash flow and financial debt of telecom activities

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Financial Services activities, the analysis and financial commentary are split to reflect these two business areas. Thus, Section 1.4 Cash flow and financial debt of telecom activities covers telecom activities, and Section 1.3.7 Mobile Financial Services is dedicated to the Group's banking activities.

1.4.1       Liquidity and cash flows from telecom activities

1.4.1.1     Organic cash flow from telecom activities

Organic cash flow from telecom activities is not a financial indicator defined by IFRS. For further information on the calculation of organic cash flow from telecom activities and the reasons why the Orange group uses this indicator, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Organic cash flow from telecom activities stood at 1,445 million euros in the first half of 2022, compared with 840 million euros in the first half of 2021 (see Note 1.8 to the Consolidated Financial Statements).

Organic cash flow from telecom activities	2022	2021
(at June 30, in millions of euros)		data on a historical basis
EBITDAaL from telecom activities	5,989	5,893
eCAPEX of telecom activities	(3,399)	(3,832)
EBITDAaL - eCAPEX of telecom activities	2,590	2,060
Increase (decrease) in eCAPEX trade payables (1)	(179)	(284)
Decrease (increase) in working capital requirement (2)	37	382
Interest paid and interest rate effects on derivatives, net (net of dividends received) (3)	(441)	(582)
Income tax paid	(580)	(500)
Other operating items (4)	18	(236)
Organic cash flow from telecom activities	1,445	840

(1)  Including advances on grants.

(2)  See Section 1.6.4 Financial glossary.

(3)  Excluding (i) interest paid on lease liabilities of 60 million euros in the first half of 2022 and 59 million euros in the first half of 2021, and (ii) interest paid on debts related to financed assets for 1 million euros in the first half of 2022 and in the first half of 2021 (see Note 1.8 to the Consolidated Financial Statements).

(4)  Including (i) disbursements related to French part-time for seniors plans (relating to employment agreements for seniors in France) and restructuring and integration costs, (ii) repayments of lease liabilities and payables related to financed assets, (iii) the change in receivables and payables related to operating taxes and levies payables, and (iv) the elimination of non-monetary effects.

Between the first half of 2021 and the first half of 2022, the 605 million euro increase in organic cash flow from telecom activities was mainly due to:

−     the 434 million euro decrease in the economic CAPEX of telecom activities on a historical basis, due mainly to the slowdown in the roll-out of fiber optic primarily in France (see Section 1.2.5.1 Economic CAPEX);

−     the 255 million euro improvement in other operating items, mainly due to the decrease in disbursements for lease liabilities and payables related to financed assets;

−     the 141 million euro decrease in interest paid and interest rate effects on net derivatives (net of dividends received), resulting, inter alia, from the decrease in bond coupons with the issuance of new bonds with lower interest rates than those of the maturing bonds;

−     the 104 million euro favorable change in economic CAPEX trade payables of telecom activities between the two periods, in relation, inter alia, to the counter-effect of the recognition, in the first half of 2021, of substantial outflows related to the sharp increase in investments in late 2020 in order to make up for the delay caused by the Covid-19 health crisis; and

−     the 97 million euro increase in the EBITDAaL of telecom activities on a historical basis (see Section 1.2.2.1 Group EBITDAaL);

−     partially offset by (i) the 345 million euro unfavorable change in working capital requirement between the two periods, which was due in particular to the counter-effect of the normalization, in the first half of 2021, of the timing difference in the inflow of trade receivables affected at end-2020 by the Covid-19 health crisis and (ii) to a lesser extent, the 80 million euro increase in income taxes paid.

1.4.1.2     Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.8 to the Consolidated Financial Statements.

Simplified statement of cash flows from telecom activities (1)	2022	2021
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	5,789	5,523
Net cash used in investing activities	(4,622)	(3,317)
Net cash used in financing activities	(1,517)	(3,594)
Cash change in cash and cash equivalents	(349)	(1,386)
Cash and cash equivalents in the opening balance	8,188	7,891
Cash change in cash and cash equivalents	(349)	(1,386)
Non-cash change in cash and cash equivalents	32	19
Cash and cash equivalents in the closing balance	7,871	6,523

(1)  See Note 1.8 to the Consolidated Financial Statements.

Net cash provided by operating activities (telecom activities)

Between the first half of 2021 and the first half of 2022, the 266 million euro increase in net cash flows from the operating activities of telecom activities was mainly due to:

−     the 473 million euro increase in operating income from telecom activities on a historical basis, excluding the 3,702 million euro goodwill impairment in Spain in the first half of 2021 (with no effect on cash flows, see Note 7 to the Consolidated Financial Statements); and

−     the 141 million euros decrease in interest paid and interest rate effects on net derivatives (net of dividends received) (see Section 1.4.1.1 Organic cash flow from telecom activities);

−     partially offset by the 345 million euro change in working capital requirement between the two periods (see Section 1.4.1.1 Organic cash flow from telecom activities).

Net cash flows related to investing activities (telecom activities)

Between the first half of 2021 and the first half of 2022, the 1,305 million euro increase in net cash flows relating to the investing activities of telecom activities was primarily due to:

−     the change in investments and other financial assets between the two periods, with a 694 million euro increase in investments at fair value in the first half of 2022, compared with a 900 million euro decrease in the first half of 2021;

−     partially offset by the 365 million euro decrease in purchases and sales of property, plant and equipment and intangible assets, (net of the change in fixed asset trade payables), mainly due to the slowdown in the roll-out of fiber optic, primarily in France (see Section 1.2.5.1 Economic CAPEX).

Net cash used in financing activities (telecom activities)

Between the first half of 2021 and the first half of 2022, the 2,077 million euro decrease in net cash related to the financing activities of telecom activities was primarily due to:

−     the 2,741 million euro decrease in medium- and long-term debt redemptions (see Note 10.4 to the Consolidated Financial Statements);

−     the net change in cash collateral received, with a 922 million euro increase in the first half of 2022, compared with a 568 million euro increase in the first half of 2021, due to the change in the fair value of derivatives;

−     the counter-effect of the acquisition of a 23.94% stake in Orange Belgium for 316 million euros as part of the conditional voluntary public tender offer completed in the first half of 2021;

−     the counter-effect of the recognition, in the first half of 2021, of redemptions of subordinated notes (net of issues and other fees) for 311 million euros;

−     the 267 million euro decrease in dividends paid by Orange SA, due to the payment in the first half of 2022 of the balance of a dividend of 0.40 euros per share for fiscal year 2021 (see Note 13.3 to the Consolidated Financial Statements). In the first half of 2021, the dividend balance paid out for fiscal year 2020 was 0.30 euros per share, supplemented by an exceptional dividend of 0.20 euros per share paid out to shareholders;

−     partially offset by (i) the change in bank overdrafts and short-term borrowings of 1,519 million euros, and (ii) the 540 million euro decrease in medium- and long-term debt issuance (see Note 10.4 to the Consolidated Financial Statements).

1.4.2       Financial debt and liquidity position of telecom activities

Net financial debt (see Note 10.3 to the Consolidated Financial Statements) and the ratio of net financial debt to EBITDAaL from telecom activities are financial indicators that are not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary. Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks in the 2021 Universal Registration Document.

	June 30, 2022	Dec. 31, 2021
		data on a historical basis
Net financial debt (1) (2)	24,377	24,269
Ratio of net financial debt/EBITDAaL from telecom activities (1)	1.91	1.91

(1)  See Section 1.5 Financial indicators not defined by IFRS.

(2)  In millions of euros.

Between December 31, 2021, and June 30, 2022, net financial debt rose by 108 million euros.

Change in net financier debt	Decrease/ (Increase)
(at June 30, in millions of euros)
Net financial debt at December 31, 2021	(24,269)
Organic cash flow from telecom activities (1)	1,445
Telecommunication licenses paid	(302)
Significant litigation paid (and received)	(13)
Net impact of changes in the scope of consolidation	(33)
Subordinated notes issuances (purchases) and other related fees (2)	-
Coupons on subordinated notes (2)	(121)
Dividends paid to owners of the parent company (3)	(1,063)
Dividends paid to non-controlling interests	(177)
Other financial items	157
Decrease (increase) in net financial debt	(108)
Net financial debt at June 30, 2022	(24,377)

(1)  See Section 1.4.1.1 Organic cash flow from telecom activities and Note 1.8 to the Consolidated Financial Statements.

(2)  See Note 13.4 to the Consolidated Financial Statements.

(3)  The Shareholders’ Meeting of May 19, 2022 resolved to pay shareholders a dividend of 0.70 euros per share for fiscal year 2021. Taking into account the interim dividend of 0.30 euros per share, paid on December 15, 2021, for a total of 797 million euros, the 0.40 euros per share dividend balance was paid out on June 9, 2022, for an amount of 1,063 million euros (see Note 13.3 to the Consolidated Financial Statements).

As of June 30, 2022, the liquidity position of telecom activities amounted to 16,973 million euros (see Note 11.1 to the Consolidated Financial Statements). The changes in the financial assets, liabilities and financial results of telecom activities are detailed in Note 10 to the Consolidated Financial Statements.

1.5     Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

1.5.1       Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis is presented for the previous period. The transition from data on a historical basis to data on a comparable basis involves retaining the results for the fiscal year ended and restating the previous fiscal year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the preceding fiscal year, the methods and the scope of consolidation for the period ended, as well as the average exchange rates used in the Consolidated income statement for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of the Group’s data on a historical basis for the past fiscal year or previous periods.

Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2021, for the main operating data.

First half year 2021 / Group	Revenue	EBITDAaL	Operating income	eCAPEX	Average number of employees
(at June 30, 2021, in millions of euros)
Data on a historical basis	20,867	5,837	(1,752)	3,845	132,153
Foreign exchange fluctuations (1)	122	46	37	14	-
US dollar (USD)	71	25	23	5	-
Guinea franc (GNF)	47	24	20	8	-
Jordanian dinar (JOD)	19	7	3	4	-
Polish zloty (PLN)	(26)	(6)	(1)	(4)	-
Other	11	(4)	(8)	1	-
Changes in the scope of consolidation and other changes	283	9	(7)	(123)	3,186
Acquisition/Takeover of Telekom Romania Communications (TKR)	267	10	(14)	13	3,580
Operational launch of Totem	20	4	4	4	-
Disposal/Loss of control of Orange Concessions	(13)	(1)	12	(133)	(73)
Share of profit/loss of Orange Concessions	-	-	(8)	-	-
Other	9	(4)	(1)	(7)	(321)
Data on a comparable basis	21,272	5,891	(1,722)	3,737	135,338

(1)  Foreign exchange fluctuations between the average exchange rates for the first half of 2021 and the average exchange rates for the first half of 2022.

The changes included in the transition from data on a historical basis to data on a comparable basis for fiscal year 2021 include:

−     foreign exchange fluctuations between the average exchange rates for the first half of 2021 and the average exchange rates for the first half of 2022; and

−     changes in the scope of consolidation (see Section 1.1.3 Significant events and Note 3.2 to the Consolidated Financial Statements) and other changes, primarily including:

-      the takeover of Telekom Romania Communications (TKR, renamed Orange Romania Communications, Europe segment), through the acquisition of 54% of the capital, on September 30, 2021, effective as of January 1, 2021 on a comparable basis,

-      the loss of control of Orange Concessions (France segment), through the disposal of 50% of the capital, on November 3, 2021 and its equity accounting, effective as of January 1, 2021 on a comparable basis, and

-      the operational launch of Totem at end-2021 (new segment, see the introduction of the Section 1 Interim management report for the first half of 2022 and Note 1.1 to the Consolidated Financial Statements), effective as of January 1, 2021 on a comparable basis.

Segments

The table below presents, for each Orange group segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2021, for the main operating data.

First half year 2021 / Segments	Revenue	EBITDAaL	Operating income	eCAPEX	Average number of employees
(at June 30, 2021, in millions of euros)
France
Data on a historical basis	8,950	3,181	1,548	2,171	49,927
Foreign exchange fluctuations (1)	(0)	(0)	(0)	-	-
Changes in the scope of consolidation and other changes (2)	29	(118)	(68)	(167)	(113)
Operational launch of Totem	12	(125)	(81)	(27)	(40)
Disposal/Loss of control of Orange Concessions	(13)	(1)	12	(133)	(73)
Share of profit/loss of Orange Concessions	-	-	(7)	-	-
Other changes (2)	30	8	8	(7)	(0)
Data on a comparable basis	8,979	3,063	1,480	2,004	49,813
Europe
Data on a historical basis	5,164	1,359	(3,584)	870	26,000
Foreign exchange fluctuations (1)	(26)	(6)	(1)	(4)	-
Changes in the scope of consolidation and other changes (2)	267	(38)	(51)	3	3,558
Acquisition/Takeover of Telekom Romania Communications (TKR)	267	10	(14)	13	3,580
Operational launch of Totem	-	(48)	(37)	(10)	(20)
Other changes (2)	0	0	(0)	0	(2)
Data on a comparable basis	5,406	1,315	(3,636)	869	29,558
Africa & Middle East
Data on a historical basis	3,043	1,051	579	525	14,575
Foreign exchange fluctuations (1)	90	37	25	16	-
Changes in the scope of consolidation and other changes (2)	-	-	(0)	-	-
Data on a comparable basis	3,133	1,088	604	540	14,575
Entreprise
Data on a historical basis	3,840	484	295	157	27,990
Foreign exchange fluctuations (1)	58	16	14	2	-
Changes in the scope of consolidation and other changes (2)	(3)	(12)	(9)	(0)	(37)
Data on a comparable basis	3,895	488	300	159	27,953
Totem
Data on a historical basis	-	-	-	-	-
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	298	177	121	41	60
Operational launch of Totem	298	177	121	41	60
Other changes (2)	(0)	(0)	(0)	0	(0)
Data on a comparable basis	298	177	121	41	60
International Carriers & Shared Services
Data on a historical basis	743	(182)	(514)	110	12,719
Foreign exchange fluctuations (1)	2	(2)	(2)	0	-
Changes in the scope of consolidation and other changes (2)	(3)	0	1	-	(282)
Operational launch of Totem	-	1	1	-	-
Other changes (2)	(3)	(1)	0	-	(282)
Data on a comparable basis	742	(184)	(514)	110	12,437
Mobile Financial Services
Data on a historical basis	-	(56)	(77)	13	942
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	-	(56)	(77)	13	942

(1)  Foreign exchange fluctuations between the average exchange rates for the first half of 2021 and the average exchange rates for the first half of 2022.

(2)  Including the effect of internal reorganizations between segments, which have no effect at Group level.

1.5.2       EBITDAaL

EBITDAaL (or "EBITDA after Leases") relates to operating income (i) before depreciation and amortization, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, the fixed asset, investment and businesses portfolio review, restructuring program costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1 to the Consolidated Financial Statements).

The reconciliation between EBITDAaL and consolidated net income is shown below.

			2022			2021
						data on a historical basis
(at June 30, in millions of euros)	Adjusted data	Presentation adjustments (1)	Consolidated income statement	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenue	21,297	-	21,297	20,867	-	20,867
External purchases	(9,039)	(11)	(9,050)	(8,733)	(4)	(8,736)
Other operating income	366	0	366	322	-	322
Other operating expenses	(222)	(9)	(231)	(227)	(68)	(295)
Labor expenses	(4,361)	33	(4,329)	(4,373)	(48)	(4,421)
Operating taxes and levies	(1,235)	0	(1,235)	(1,188)	(31)	(1,219)
Gains (losses) on disposal of fixed assets, investments and activities	-	36	36	-	12	12
Restructuring costs	-	(47)	(47)	-	(245)	(245)
Depreciation and amortization of financed assets	(47)	-	(47)	(41)	-	(41)
Depreciation and amortization of right-of-use assets	(762)	-	(762)	(731)	-	(731)
Impairment of right-of-use assets	(1)	6	5	-	(60)	(60)
Interest on debts related to financed assets (2)	(1)	1	-	(1)	1	-
Interest on lease liabilities (2)	(61)	61	-	(58)	58	-
EBITDAaL	5,934	70	-	5,837	(385)	-
Significant litigations	(2)	2	-	(89)	89	-
Specific labor expenses	35	(35)	-	(41)	41	-
Fixed assets, investments and businesses portfolio review	36	(36)	-	12	(12)	-
Restructuring program costs	(41)	41	-	(305)	305	-
Acquisition and integration costs	(21)	21	-	(20)	20	-
Depreciation and amortization of fixed assets	(3,585)	-	(3,585)	(3,499)	-	(3,499)
Reclassification of translation adjustment from liquidated entities	3	-	3	(0)	-	(0)
Impairment of goodwill	-	-	-	(3,702)	-	(3,702)
Impairment of fixed assets	(2)	-	(2)	(4)	-	(4)
Share of profits (losses) of associates and joint ventures	1	-	1	1	-	1
Elimination of interest on debts related to financed assets (2)	1	(1)	-	1	(1)	-
Elimination of interest on lease liabilities (2)	61	(61)	-	58	(58)	-
Operating Income	2,420	-	2,420	(1,752)	-	(1,752)
Finance costs, net	-	-	(373)	-	-	(436)
Income taxes	-	-	(580)	-	-	(417)
Consolidated net income	-	-	1,467	-	-	(2,605)
Net income attributable to owners of the parent company	-	-	1,218	-	-	(2,769)
Net income attributable to non-controlling interests	-	-	249	-	-	165

(1)  The presentation adjustments allow reassignment of specific line items identified in the segment reporting (see Note 1 to the Consolidated Financial Statements) to the lines for operating income and expenses presented in the Consolidated income statement.

(2)  Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in net finance costs presented in the Consolidated Financial Statements.

Orange’s management believes that presenting the EBITDAaL indicator is relevant because it is the key operational performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investment and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunication industry.

EBITDAaL is not a financial indicator defined by IFRS standards and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or net cash provided by operating activities.

1.5.3       eCAPEX

eCAPEX (or "economic CAPEX") relates to both (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets, less the price of disposal of fixed assets, and (ii) purchases of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset trade payables, less the price of disposal of fixed assets.

The table below shows the transition from (i) investments in property, plant and equipment and intangible assets as presented in Note 1.5 to the Consolidated Financial Statements, and (ii) purchases of property, plant and equipment and intangible assets, excluding changes in fixed asset trade payables, as presented in the Consolidated statement of cash flows, to (iii) eCAPEX.

	2022	2021
(at June 30, in millions of euros)		data on a historical basis
Investments in property, plant and equipment and intangible assets	3,850	4,208
Financed assets	(69)	(23)
Purchases of property, plant and equipment and intangible assets (1)	3,781	4,186
Price of disposal of fixed assets	(124)	(48)
Telecommunication licenses	(244)	(293)
eCAPEX	3,413	3,845

(1)  See Consolidated statement of cash flows. Excluding changes in fixed asset trade payables. Financed assets have no effect on cash flows when they are purchased.

Orange’s management believes that the presentation of eCAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the purchase of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on cash flows when they are purchased), and (ii) allows, in a context of asset rotation primarily linked to the fiber-optic economic model, to measure more accurately the actual amount of investments by excluding the price of disposal of fixed assets. It is the indicator used internally by the Group in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for purchases of or investments in property, plant and equipment and intangible assets.

1.5.4       EBITDAaL - eCAPEX

The "EBITDAaL - eCAPEX" indicator corresponds to EBITDAaL (see Section 1.5.2 EBITDAaL) less eCAPEX (see Section 1.5.3 eCAPEX).

Orange’s management believes that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the key operational performance indicator used internally by the Group to (i) manage and assess its operating and segment results, and (ii) implement its investment and resource allocation strategy.

The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for analysis of net cash provided by operating activities and net cash used in the Group’s investing activities.

1.5.5       Organic cash flow from telecom activities

Organic cash flow from telecom activities refers to net cash provided by operating activities, less (i) repayments of lease liabilities and of debts relating to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding telecommunication licenses paid and the effect of significant litigation paid out (and received).

The following table presents, for telecom activities, the transition from net cash provided by operating activities to organic cash flow from telecom activities as presented in Note 1.8 to the Consolidated Financial Statements.

Organic cash flow from telecom activities	2022	2021
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities (telecom activities)	5,789	5,523
Purchases and sales of property, plant and equipment and intangible assets	(3,880)	(4,245)
Repayment of lease liabilities	(734)	(880)
Repayment of debt related to financed assets	(44)	(41)
Elimination of telecommunication licenses paid	302	129
Elimination of significant litigation paid (and received)	13	354
Organic cash flow from telecom activities	1,445	840

Orange’s management believes that the presentation of organic cash flow from telecom activities is relevant for measuring the Group’s capacity to free up cash through its telecom activities taken as a whole, excluding the main items that are not under its control and which may vary significantly from one year to the next, which is particularly the case with disbursements (and receipts) for significant litigation and disbursements relating to purchases of telecommunication licenses. It is a more comprehensive indicator than "EBITDAaL - eCAPEX" (used internally to manage and assess operating and segment results and to implement its investment and resource allocation strategy), since it includes, inter alia, the effects of financial expenses, income taxes and the change in working capital requirements. For this reason, this indicator has been chosen by Orange as a key operating performance indicator for telecom activities for its Engage 2025 Strategic Plan. This indicator is commonly used by companies in the telecommunication sector.

Organic cash flow from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is not a substitute for cash flows generated by operating activities or used in investing activities.

1.5.6       Net financial debt

Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and investments at fair value. Furthermore, financial instruments designated as cash flow hedges, included in net financial debt, are set up to hedge in particular items that are not included therein, such as future cash flows. As a consequence, the portion of these unmatured hedging instruments recorded in other comprehensive income is added to the gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 10.3 to the Consolidated Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of all the Group’s assets and liabilities.

1.5.7       Ratio of net financial debt to EBITDAaL from telecom activities

The ratio of net financial debt to EBITDAaL from telecom activities is calculated based on the ratio of the Group’s net financial debt (see Section 1.5.6 Net financial debt) to EBITDAaL from telecom activities (see Section 1.5.2 EBITDAaL) over the previous 12 months. As net financial debt (as defined and used by Orange) does not take into account Mobile Financial Services activities, for which this concept is not relevant, net financial debt is divided by EBITDAaL from telecom activities. In addition, when changes in the scope of consolidation significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL from telecom activities is adjusted to take into account the EBITDAaL from the entities concerned over the previous 12 months.

	June 30, 2022	Dec. 31, 2021
(in millions of euros)		data on a historical basis
Net financial debt (a)	24,377	24,269
EBITDAaL from telecom activities (b)	12,792	12,696
Ratio of net financial debt/EBITDAaL from telecom activities (a/b)	1.91	1.91

The ratio of net financial debt to EBITDAaL from telecom activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunication sector.

The ratio of net financial debt to EBITDAaL from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

1.6     Additional information

1.6.1       Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2022 affecting litigation and unrecognized contractual commitments are described in Note 14 to the Consolidated Financial Statements.

1.6.2       Related party transactions

In the first half of 2022, the amounts of related party transactions did not present significant changes compared with December 31, 2021 (see Note 8.3 to the Consolidated Financial Statements).

1.6.3       Subsequent events

The main events occurring after June 30, 2022 are described in Note 15 to the Consolidated Financial Statements.

1.6.4       Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Change in working capital requirement: the change in working capital requirement consists of:

−     the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) the change in customer contract assets and liabilities; and

−     the Change in working capital requirement excluding operations, which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies payables).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: average revenues per customer from convergent services (Average Revenues Per Offer, ARPO) for the period are calculated by dividing (i) the revenues from consumer convergent services billed to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of consumer convergent services over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenues per convergent services customer.

Convergent services: see Revenues.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis involves retaining the results for the fiscal year ended and restating the previous fiscal year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding fiscal year, the methods and the scope of consolidation for the period ended, as well as the average exchange rates used in the Consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the Consolidated Financial Statements of the current financial period.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization, effects resulting from business combinations, reclassification of the cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets and the share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, the review of fixed assets, investments and business portfolio, restructuring program costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1 to the Consolidated Financial Statements). EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

EBITDAaL - eCAPEX: EBITDAaL (see definition of this term) less eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX": investments in property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, less the price of disposal of fixed assets (see Note 1.5 to the Consolidated Financial Statements). eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenues.

External data: data after elimination of internal flows between the scopes of consolidation taken into consideration.

External purchases: external purchases include the following operating expenses, excluding leases falling within the scope of application of IFRS 16 (see Note 5.1 to the Consolidated Financial Statements):

−     Commercial, equipment expenses and content rights: cost of handsets and other equipment sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−     Service fees and inter-operator costs: network expenses and interconnection costs;

−     Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses; and

−     Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized costs of goods and services.

Financial investments: acquisitions of equity securities (net of cash acquired) and changes in ownership interest with no gain of control in subsidiaries.

Fixed-only broadband ARPO: average revenues per fixed-only services customer (Average Revenues Per Offer - ARPO) for the period is calculated by dividing (i) the revenues from retail fixed-only broadband services (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the relevant period, by (ii) the weighted average number of fixed-only broadband customers in the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed-only broadband ARPO is expressed in monthly revenues per fixed-only customer.

Fixed-only services: see Revenues.

Investments in property, plant and equipment and intangible assets: see eCAPEX.

IT & Integration Services: see Revenues.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile-only ARPO: average revenues per customer of mobile-only services (Average Revenues Per Order - ARPO) for the period is calculated by dividing (i) the revenues from retail mobile-only services (excluding machine-to-machine and the effect of spreading the equipment subsidy pursuant to IFRS 15) over the relevant period, by (ii) the weighted average number of customers of mobile-only services (excluding machine-to-machine) in the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile-only ARPO is expressed in monthly revenues per mobile-only customer.

Mobile-only services: see Revenues.

Net financial debt: net financial debt as defined and used by Orange does not incorporate Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and investments at fair value. Furthermore, financial instruments designated as cash flow hedges, included in net financial debt, are set up to hedge in particular items that are not included therein, such as future cash flows. As a consequence, the portion of these components related to unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 10.3 to the Consolidated Financial Statements). Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other group (see Section 1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies payables: taxes and levies including the CET (contribution économique territoriale - territorial economic contribution) and the IFER (imposition forfaitaire sur les entreprises de réseaux - flat-rate tax on network enterprises) in France, spectrum fees and levies on telecommunication services.

Organic cash flow from telecom activities: within the scope of the telecom activities, net cash provided by operating activities, less (i) repayments of lease liabilities and of debts relating to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and significant litigation paid out or received (see Note 1.8 to the Consolidated Financial Statements). Organic cash flow from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 1.5 Financial indicators not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses includes:

−     Other operating income: primarily income related to collection of trade receivables, net banking income (NBI, net balance of bank operating income and expenses), site leasing and franchises, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income from litigation, and income relating to line damage; and

−     Other operating expenses: primarily for litigation, allowances and losses on trade receivables of telecom activities, litigation expenses, universal service charges, acquisition and integration costs, operating foreign exchange gains/losses and the cost of bank credit risk (see Note 5.2 to the Consolidated Financial Statements).

Other operating income: see Other operating income and expenses.

Other revenues: see Revenues.

Retail services (B2C+B2B) revenues: aggregation of convergent services, mobile-only services, fixed-only services and IT & Integration Services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Retail services (B2C+B2B): see Retail services (B2C+B2B) revenues.

Revenues: revenues (see Note 1.2 to the Consolidated Financial Statements) include:

−     Convergent services: revenues from retail convergent offers to B2C customers, excluding equipment sales (see definition). A convergent service is defined as the combination of, at least, fixed broadband access (xDSL, FTTx, cable, fixed 4G) and a mobile voice contract;

−     Mobile-only services: revenues from retail mobile plans (mainly outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see definitions);

−     Fixed-only services: revenues from retail fixed services, excluding convergent services and equipment sales (see definitions). It includes (i) fixed narrowband services (traditional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by the Enterprise segment). For the Enterprise segment, fixed-only service revenues include network equipment sales related to the operation of voice and data services.

−     IT & Integration Services: revenues including unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management services), hosting and infrastructure services (including cloud computing), app services (customer relations management and other app services), security services, video-conference services, services related to machine-to-machine activities (excluding connectivity), as well as equipment sales related to the above products and services;

−     Wholesale services: revenues including (i) mobile services to carriers, which include, in particular, incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNOs), and (ii) fixed services to other carriers, which include, in particular, national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and telephone lines sold wholesale;

−     Equipment sales: sales of fixed and mobile equipment, with the exception of (i) equipment sales related to the provision of IT & Integration Services, (ii) sales of network equipment related to operation of voice and data services in the Enterprise segment, and (iii) equipment sales to external distributors and brokers; and

−     Other revenues: revenues including equipment sales to dealers and brokers, revenues from portals, on-line advertising revenues and the Group’s transversal activities, and other revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes of consolidation taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

Wholesale services: see Revenues.

2.        Condensed interim consolidated Financial Statements for the first half of 2022

Significant events for the first half 2022

Creation of a new operating segment Totem	War in Ukraine	Agreement signed with MásMóvil

Since January 1st, 2022, Totem, Orange Group’s European company, now owns and manages the passive mobile infrastructure portfolio for telecommunication towers in France and Spain. The Group has chosen to present Totem as a separate operating segment.

The Group's assessment and estimates take into account the consequences of the armed offensive launched by Russia against Ukraine on February 24, 2022.

Provided that the conflict does not spread to other geographical areas, the impact on the Group's accounts remains limited at this time.

Following the period of exclusive negotiations initiated on March 8th, 2022, Orange and MásMóvil have signed a binding agreement on July 23rd to combine their activities in Spain.

This business combination would take the form of a joint venture controlled at 50% respectively by each party. The Orange Group would then lose exclusive control over its activities in Spain, and the joint venture would be consolidated using the equity method in the consolidated financial statements of the Orange Group.

As of June 30, 2022, the Group considers that the criteria of the IFRS 5 standard relating to discontinued operations have not been met.

Note 1.1	Note 2.3	Note 3.2

Financial statements

Consolidated income statement 49

Consolidated statement of comprehensive income 50

Consolidated statement of financial position 51

Consolidated statements of changes in shareholders' equity 53

Analysis of changes in shareholders' equity related to components of the other comprehensive income 54

Consolidated statement of cash flows 55

Notes to the consolidated financial statements 56

Notes to the consolidated financial statements

Note 1 Segment information 56

1.1 Changes in segment information 56

1.2 Segment revenue 57

1.3 Segment revenue to consolidated net income as of June 30, 2022 59

1.4 Segment revenue to consolidated net income as of June 30, 2021 61

1.5 Segment investments 63

1.6 Segment assets 65

1.7 Segment equity and liabilities 67

1.8 Simplified statement of cash flows on telecommunication and mobile financial services activities 69

Note 2 Basis of preparation of the consolidated financial statements 72

2.1 Basis of preparation of the financial statements 72

2.2 Use of estimates and judgement 73

2.3 War in Ukraine 73

2.4 New standards and interpretations applied from January 1, 2021 73

2.5 New standards and interpretations applied from January 1, 2022 74

Note 3 Gains and losses on disposal and main changes in scope of consolidation 74

3.1 Gains (losses) on disposal of fixed assets, investments and activities 74

3.2 Main changes in scope of consolidation and ongoing transactions 75

Note 4 Trade receivables 76

Note 5 Purchases and other expenses 77

5.1 External purchases 77

5.2 Other operating expenses 77

5.3 Restructuring costs 77

5.4 Working capital management - payables 77

Note 6 Labor expenses 78

Note 7 Impairment losses 78

Note 8 Interests in associates and joint ventures 78

8.1 Change in associates and joint ventures 78

8.2 Main figures of associates and joint ventures 79

8.3 Related party transactions 80

Note 9 Income taxes 80

Note 10 Financial assets, liabilities and financial results (telecom activities) 81

10.1 Financial assets and liabilities of telecom activities 81

10.2 Income and expenses related to financial assets and liabilities 81

10.3 Net financial debt 81

10.4 Main bonds and bank loans repayments and issuances 82

10.5 Financial assets 82

Note 11 Information on market risk and fair value of financial assets and liabilities (telecom activities) 83

11.1 Risk management policy 83

11.2 Orange's credit ratings 83

11.3 Financial ratios 83

11.4 Fair value levels of financial assets and liabilities 83

Note 12 Mobile Financial Services activities 83

12.1 Financial assets and liabilities of Mobile Financial Services 83

12.2 Information on credit risk management related to Orange Bank activities 85

12.3 Information on interest rate risk management related to Orange Bank activities 86

Note 13 Equity 86

13.1 Changes in share capital 86

13.2 Treasury shares 86

13.3 Dividends 86

13.4 Subordinated notes 86

13.5 Cumulative translation adjustments 87

13.6 Non-controlling interests 87

Note 14 Litigation and unrecognized contractual commitments 88

14.1 Litigation 88

14.2 Unrecognized contractual commitments 88

Note 15 Subsequent events 89

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2022	June 30, 2021
Revenue	1.2	21,297	20,867
External purchases	5.1	(9,050)	(8,736)
Other operating income		366	322
Other operating expenses	5.2	(231)	(295)
Labor expenses	6	(4,329)	(4,421)
Operating taxes and levies		(1,235)	(1,219)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	36	12
Restructuring costs	5.3	(47)	(245)
Depreciation and amortization of fixed assets		(3,585)	(3,499)
Depreciation and amortization of financed assets		(47)	(41)
Depreciation and amortization of right-of-use assets		(762)	(731)
Reclassification of translation adjustment from liquidated entities		3	(0)
Impairment of goodwill	7	-	(3,702)
Impairment of fixed assets		(2)	(4)
Impairment of right-of-use assets		5	(60)
Share of profits (losses) of associates and joint ventures	8	1	1
Operating income		2,420	(1,752)
Cost of gross financial debt excluding financed assets		(297)	(461)
Interests on debts related to financed assets		(1)	(1)
Gains (losses) on assets contributing to net financial debt		(9)	(5)
Foreign exchange gain (loss)		(40)	57
Interests on lease liabilities		(61)	(58)
Other net financial expenses		36	32
Finance costs, net	10	(373)	(436)
Income taxes	9	(580)	(417)
Consolidated net income		1,467	(2,605)
Net income attributable to owners of the parent company		1,218	(2,769)
Non-controlling interests		249	165

Earnings per share (in euros) attributable to parent company
Net income
-	basic	0.42	(1.09)
-	diluted	0.42	(1.09)

Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2022	June 30, 2021(1)
Consolidated net income		1,467	(2,605)
Remeasurements of the net defined benefit liability	6	170	61
Assets at fair value		(33)	(9)
Income tax relating to items that will not be reclassified		(44)	(16)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		-	-
Items that will not be reclassified to profit or loss (a)		93	37
Assets at fair value		1	(0)
Cash flow hedges	10.2	438	193
Translation adjustment gains and losses	13.5	(37)	102
Income tax relating to items that are or may be reclassified		(107)	(55)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		39	-
Items that are or may be reclassified subsequently to profit or loss (b)		333	239
Other consolidated comprehensive income (a) + (b)		426	276
Consolidated comprehensive income		1,893	(2,329)
Comprehensive income attributable to the owners of the parent company		1,591	(2,510)
Comprehensive income attributable to non-controlling interests		302	181
(1) The first semester 2021 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.4).

Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2022	December 31, 2021
Assets
Goodwill		24,211	24,192
Other intangible assets		14,644	14,940
Property, plant and equipment		30,663	30,484
Right-of-use assets		8,186	7,702
Interests in associates and joint ventures	8	1,484	1,440
Non-current financial assets related to Mobile Financial Services activities	12.1	725	900
Non-current financial assets	10.1	968	950
Non-current derivatives assets	10.1	1,655	683
Other non-current assets		267	254
Deferred tax assets		519	692
Total non-current assets		83,321	82,236
Inventories		994	952
Trade receivables	4	5,965	6,029
Other customer contract assets		1,438	1,460
Current financial assets related to Mobile Financial Services activities	12.1	2,548	2,381
Current financial assets	10.1	3,008	2,313
Current derivatives assets	10.1	14	7
Other current assets		1,938	1,875
Operating taxes and levies receivables		1,150	1,163
Current taxes assets		149	181
Prepaid expenses		1,059	851
Cash and cash equivalents	10.1	8,259	8,621
Total current assets		26,521	25,834
Total assets		109,843	108,071

(in millions of euros)	Note	June 30, 2022	December 31, 2021
Equity and liabilities
Share capital	13.1	10,640	10,640
Share premiums and statutory reserve		16,859	16,859
Subordinated notes	13.4	5,497	5,497
Retained earnings		(243)	(656)
Equity attributable to the owners of the parent company		32,753	32,341
Non-controlling interests	13.6	3,054	3,020
Total equity	13	35,807	35,361
Non-current financial liabilities	10.1	33,191	31,922
Non-current derivatives liabilities	10.1	231	220
Non-current lease liabilities		7,126	6,696
Non-current fixed assets payables		1,402	1,370
Non-current financial liabilities related to Mobile Financial Services activities	12.1	0	0
Non-current employee benefits		2,438	2,798
Non-current dismantling provisions		736	876
Non-current restructuring provisions		49	61
Other non-current liabilities		287	306
Deferred tax liabilities		1,183	1,185
Total non-current liabilities		46,643	45,434
Current financial liabilities	10.1	3,178	3,421
Current derivatives liabilities	10.1	10	124
Current lease liabilities		1,449	1,369
Current fixed assets payables		2,888	3,111
Trade payables		6,895	6,738
Customer contract liabilities		2,554	2,512
Current financial liabilities related to Mobile Financial Services activities	12.1	3,199	3,161
Current employee benefits		2,303	2,316
Current dismantling provisions		15	21
Current restructuring provisions		107	124
Other current liabilities		2,512	2,338
Operating taxes and levies payables		1,734	1,436
Current taxes payables		374	425
Deferred income		174	180
Total current liabilities		27,393	27,276
Total equity and liabilities		109,843	108,071

Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance as of December 31, 2020		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income(1)		-	-	-	-	(2,769)	259	(2,510)	165	17	181	(2,329)
Share-based compensation		-	-	-	-	4	-	4	1	-	1	5
Purchase of treasury shares		-	-	-	-	(3)	-	(3)	-	-	-	(3)
Dividends		-	-	-	-	(1,330)	-	(1,330)	(216)	-	(216)	(1,545)
Issues and purchases of subordinated notes		-	-	-	(306)	(6)	-	(311)	-	-	-	(311)
Subordinated notes remuneration		-	-	-	-	(163)	-	(163)	-	-	-	(163)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(188)	-	(188)	(142)	-	(142)	(330)
Other movements		-	-	-	-	2	-	2	1	-	1	3
Balance as of June 30, 2021(1)		2,660,056,599	10,640	16,859	5,497	(2,487)	(452)	30,057	2,292	176	2,469	32,527
Consolidated comprehensive income		-	-	-	-	3,002	195	3,197	380	19	399	3,596
Share-based compensation		-	-	-	-	161	-	161	5	-	5	166
Purchase of treasury shares		-	-	-	-	(176)	-	(176)	-	-	-	(176)
Dividends		-	-	-	-	(797)	-	(797)	(2)	-	(2)	(799)
Subordinated notes remuneration		-	-	-	-	(75)	-	(75)	-	-	-	(75)
Changes in ownership interests with no gain/loss of control		-	-	-	-	3	-	3	(71)	-	(71)	(68)
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	249	-	249	249
Other movements		-	-	-	-	(30)	-	(30)	(29)	-	(29)	(59)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361
Consolidated comprehensive income		-	-	-	-	1,218	373	1,591	249	54	302	1,893
Share-based compensation		-	-	-	-	5	-	5	1	-	1	6
Purchase of treasury shares	13.2	-	-	-	-	0	-	0	-	-	-	0
Dividends	13.3	-	-	-	-	(1,063)	-	(1,063)	(277)	-	(277)	(1,340)
Subordinated notes remuneration	13.4	-	-	-	-	(121)	-	(121)	-	-	-	(121)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(2)	-	(2)	3	-	3	1
Changes in ownership interests with gain/loss of control		-	-	-	-	(0)	-	(0)	(1)	-	(1)	(1)
Other movements		-	-	-	-	3	-	3	5	-	5	8
Balance as of June 30, 2022		2,660,056,599	10,640	16,859	5,497	(358)	116	32,753	2,805	249	3,054	35,807
(1) The first semester 2021 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.4).

Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests							Total other compre- hensive income
	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses (2)	Deferred tax(2)	Other compre- hensive income of associates and joint ventures(3)	Total	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses(2)	Deferred tax(2)	Other compre- hensive income of associates and joint ventures(3)	Total
Balance as of December 31, 2020	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	0	-	159	(552)
Variation	(10)	197	82	62	(72)	-	259	1	(3)	19	(1)	1	-	17	276
Balance as of June 30, 2021	58	99	(173)	(517)	123	(40)	(452)	(2)	(6)	190	(8)	1	-	176	(276)
Variation	20	121	77	1	(25)	1	195	(1)	3	22	(3)	(0)	-	19	213
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	-	195	(62)
Variation(1)	(32)	406	(56)	171	(145)	28	373	(0)	32	20	(2)	(6)	10	54	426
Balance as of June 30, 2022	46	626	(152)	(344)	(48)	(11)	116	(3)	29	232	(13)	(5)	10	249	365

(1) At June 30, 2022, the variation of 426 million euros in other comprehensive income includes primarly :

- 367 million euros related to hedging instruments in US dollar and pound sterling held by Orange SA ;

- 170 million euros in actuarial gains related to the increase in discount rates used to value pension plans.

(2) The first semester 2021 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.4).

(3) Other comprehensive income of associates and joint ventures at June 30, 2022, amounts to 38 million euros and includes :

- 50 million euros related to hedging instruments, of which 38 million euros attribuable to owners of the parent company;

- (12) million euros related to deferred tax, of which (10) million euros attribuable to owners of the parent company.

Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2022	June 30, 2021
Operating activities
Consolidated net income		1,467	(2,605)
Non-monetary items and reclassified items for presentation		6,215	9,817
Operating taxes and levies		1,235	1,219
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(36)	(12)
Other gains and losses		(13)	(16)
Depreciation and amortization of fixed assets		3,585	3,499
Depreciation and amortization of financed assets		47	41
Depreciation and amortization of right-of-use assets		762	731
Changes in provisions		(335)	(275)
Reclassification of cumulative translation adjustment from liquidated entities		(3)	0
Impairment of goodwill	7	-	3,702
Impairment of fixed assets		2	4
Impairment of right-of-use assets		(5)	60
Share of profits (losses) of associates and joint ventures		(1)	(1)
Operational net foreign exchange and derivatives		17	7
Finance costs, net		373	436
Income taxes	9	580	417
Share-based compensation		6	5
Changes in working capital and operating banking activities(1)		(5)	276
Decrease (increase) in inventories, gross		(40)	9
Decrease (increase) in trade receivables, gross		99	136
Increase (decrease) in trade payables		90	22
Changes in other customer contract assets and liabilities		75	164
Changes in other assets and liabilities (2)		(229)	(54)
Other net cash out		(2,040)	(2,129)
Operating taxes and levies paid		(958)	(985)
Dividends received		2	7
Interest paid and interest rates effects on derivatives, net(3)		(504)	(651)
Income taxes paid		(581)	(500)
Net cash provided by operating activities (a)		5,636	5,360
Investing activities
Purchases and sales of property, plant and equipment and intangible assets(4)		(3,892)	(4,258)
Purchases of property, plant and equipment and intangible assets (5)		(3,781)	(4,186)
Increase (decrease) in fixed assets payables		(237)	(227)
Investing donations received in advance		-	20
Sales of property, plant and equipment and intangible assets		126	135
Cash paid for investment securities, net of cash acquired		(12)	0
Investments in associates and joint ventures		(8)	(2)
Purchases of investment securities measured at fair value		(17)	(42)
Sales of investment securities, net of cash transferred		0	0
Sales of investment securities at fair value		2	90
Decrease (increase) in securities and other financial assets		(593)	954
Investments at fair value, excluding cash equivalents		(694)	899
Others		101	55
Net cash used in investing activities (b)		(4,519)	(3,258)

(in millions of euros)	Note	June 30, 2022	June 30, 2021
Financing activities
Medium and long-term debt issuances	10.4	985	1,526
Medium and long-term debt redemptions and repayments(6)		(331)	(3,072)
Lease liabilities repayments		(737)	(882)
Increase (decrease) of bank overdrafts and short-term borrowings		(884)	655
Decrease (increase) of cash collateral deposits		899	574
Exchange rates effects on derivatives, net		(103)	50
Subordinated notes issuances (purchases) and other related fees	13.4	-	(311)
Coupon on subordinated notes	13.4	(121)	(163)
Sales (purchases) of treasury shares		20	(3)
Capital increase (decrease) - non-controlling interests		0	3
Changes in ownership interests with no gain / loss of control		1	(333)
Dividends paid to owners of the parent company	13.3	(1,063)	(1,330)
Dividends paid to non-controlling interests	13.6	(177)	(190)
Net cash used in financing activities (c)		(1,510)	(3,477)
Net change in cash and cash equivalents (a) + (b) + (c)		(394)	(1,375)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		8,621	8,145
Cash change in cash and cash equivalents		(394)	(1,375)
Non-cash change in cash and cash equivalents		32	21
o/w effect of exchange rates changes and other non-monetary effects		32	21
Cash and cash equivalents in the closing balance		8,259	6,791

(1) Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.
(2) Excluding operating tax receivables and payables.
(3) Including interests paid on lease liabilities in the amount of (60) million euros as of June 30, 2022 and (59) million euros as of June 30, 2021.
(4) Including telecommunication licenses paid for (302) million euros as of June 30, 2022 and (129) million euros as of June 30, 2021.
(5) Investments in financed assets amounting to 69 million euros as of June 30, 2022 and 23 million euros as of June 30, 2021 have no effect on the statement of cash flows at the time of acquisition.
(6) Including payments related to liabilities on financed assets for (44) million euros as of June 30, 2022 and (41) million euros as of June 30, 2021.

Notes to the consolidated financial statements

Note 1        Segment information

1.1         Changes in segment information

In February 2021, Orange announced the creation of Totem, a European TowerCo that operates a tower portfolio consisting of approximately 27,000 sites in France and Spain at June 30, 2022. The entry of the TowerCo into the operational phase led to an evolution of the internal reporting followed by the management and the segment information presented take into account the Group's wishes to present Totem as a distinct segment. This evolution also modified the composition of France and Spain Cash-Generating Units (CGUs). Accordingly, goodwill (1,624 million euros) initially allocated to France and Spain CGUs have been partially reallocated to Totem's CGU based on expected future cash flows of the transferred activity.

1.2         Segment revenue

(in millions of euros)	France(1)	Europe
		Spain(1)	Other European countries(2)	Eliminations Europe	Total

June 30, 2022
Revenue	8,827	2,265	3,065	(5)	5,325
Convergence services	2,406	931	469	-	1,400
Mobile-only services	1,154	399	1,015	-	1,414
Fixed-only services	1,907(5)	217	397	-	614
IT & integration services	-	18	196	-	214
Wholesale	2,455	406	476	(5)	877
Equipment sales	552	293	426	-	719
Other revenue	353	0	87	-	87
External	8,485	2,240	3,015	-	5,255
Inter-operating segments	342	25	51	(5)	70

June 30, 2021
Revenue	8,950	2,368	2,800	(4)	5,164
Convergence services	2,317	933	404	-	1,337
Mobile-only services	1,122	450	984	-	1,434
Fixed-only services	1,944(5)	225	296	-	522
IT & integration services	-	6	152	-	158
Wholesale	2,720	443	486	(4)	926
Equipment sales	523	310	408	-	718
Other revenue	325	0	69	0	70
External	8,658	2,350	2,764	-	5,114
Inter-operating segments	292	18	36	(4)	50

(1) At the end of June 2021, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2) Other European countries segment includes the contribution of Telekom Romania Communications acquired on September 30, 2021.

(3) Including, at the end of June 2022, revenue of 2,552 million euros in France, 8 million euros in Spain, 838 million euros in other European countries and 491 million euros in other countries.

Including, at the end of June 2021, revenue of 2,547 million euros in France, 7 million euros in Spain, 813 million euros in other European countries and 473 million euros in other countries.

(4) Including revenue of 690 million euros at June 30, 2022 and 668 million euros at June 30, 2021 in France.

(5) Including, at the end of June 2022, fixed only broadband revenue of 1,473 million euros and fixed only narrowband revenue of 434 million euros.

Including, at the end of June 2021, fixed only broadband revenue of 1,415 million euros and fixed only narrowband revenue of 529 million euros.

(6) Including, at the end of June 2022, revenue of 514 million euros from voice services and revenue of 1,224 million euros from data services.

Including, at the end of June 2021, revenue of 569 million euros from voice services and revenue of 1,265 million euros from data services.

Africa & Middle-East	Enterprise(3)	Totem(1)	International Carriers & Shared Services(1)(4)	Eliminations telecom activities	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consolidated financial statements

3,381	3,888	328	772	(1,220)	21,301	-	(4)	21,297
-	-	-	-	-	3,806	-	-	3,806
2,578	325	-	-	(18)	5,454	-	(0)	5,454
384	1,738(6)	-	-	(75)	4,568	-	(1)	4,567
21	1,663	-	-	(96)	1,802	-	(2)	1,799
324	20	328	539	(904)	3,638	-	-	3,638
55	141	-	-	(3)	1,465	-	(0)	1,465
18	-	-	234	(124)	568	-	(1)	567
3,298	3,692	56	511	-	21,297	-	-	21,297
83	196	272	261	(1,220)	4	-	(4)	-

3,043	3,840	n/a	743	(869)	20,870	-	(4)	20,867
-	-	n/a	-	-	3,654	-	-	3,654
2,329	318	n/a	-	(14)	5,189	-	(0)	5,189
318	1,834(6)	n/a	-	(84)	4,533	-	(0)	4,533
13	1,565	n/a	-	(90)	1,646	-	(2)	1,644
310	21	n/a	522	(594)	3,906	-	-	3,906
54	101	n/a	-	(4)	1,392	-	(0)	1,391
18	-	n/a	221	(84)	551	-	(1)	549
2,963	3,639	n/a	493	-	20,867	-	-	20,867
80	201	n/a	250	(869)	4	-	(4)	-

1.3         Segment revenue to consolidated net income as of June 30, 2022

(in millions of euros)	France	Europe				Africa & Middle-East
		Spain	Other European countries(2)	Elimina- tions Europe	Total
Revenue	8,827	2,265	3,065	(5)	5,325	3,381
External purchases	(3,537)	(1,407)	(1,762)	5	(3,164)	(1,335)
Other operating income	618	47	141	(0)	188	21
Other operating expenses	(250)	(77)	(106)	0	(183)	(113)
Labor expenses	(1,775)	(128)	(369)	-	(497)	(290)
Operating taxes and levies	(664)	(82)	(59)	-	(141)	(324)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(47)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(130)	(86)	(101)	-	(187)	(95)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets(4)	(1)	-	-	-	-	-
Interests on lease liabilities(4)	(5)	(8)	(10)	-	(18)	(31)
EBITDAaL	3,035	524	799	-	1,323	1,214
Significant litigations	0	-	-	-	-	-
Specific labour expenses	(39)	-	-	-	-	-
Fixed assets, investments and businesses portfolio review	(0)	-	20	-	20	2
Restructuring programs costs	(13)	(8)	(3)	-	(11)	(4)
Acquisition and integration costs	-	-	(13)	-	(13)	-
Depreciation and amortization of fixed assets	(1,551)	(543)	(533)	-	(1,076)	(509)
Reclassification of translation adjustment from liquidated entities	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-
Impairment of fixed assets	0	-	(0)	-	(0)	(2)
Share of profits (losses) of associates and joint ventures	(3)	-	(1)	-	(1)	7
Elimination of interests on debts related to financed assets(4)	1	-	-	-	-	-
Elimination of interests on lease liabilities(4)	5	8	10	-	18	31
Operating Income	1,436	(19)	278	-	260	739
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(4)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(4)
Other net financial expenses
Finance costs, net
Income Tax
Consolidated net income
(1) Since January 1, 2022, Totem's figures are presented in a distinct operating segment (see Note 1.1).
(2) Other European countries segment includes contribution of Telekom Romania Communications acquired on September 30, 2021.

(3) Mobile Financial Services' net banking income is recognized in other operating income and amounts to 56 million euros at the end of June 2022. The cost of risk is included in other operating expenses and amounts to (22) million euros at the end of June 2022.

(4) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Enterprise	Totem(1)	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (3)	Elimina- tions telecom activities / mobile financial services	Total	Presenta- tion adjust- ments (4)	Orange consoli- dated financial statements

3,888	328	772	(1,220)	21,301	-	(4)	21,297	-	21,297
(2,041)	(59)	(1,019)	2,172	(8,984)	(64)	9	(9,039)	(11)	(9,050)
90	-	1,020	(1,629)	309	65	(8)	366	0	366
(337)	(0)	(5)	677	(211)	(14)	4	(222)	(9)	(231)
(1,109)	(6)	(644)	-	(4,321)	(40)	-	(4,361)	33	(4,329)
(48)	(4)	(53)	-	(1,234)	(1)	-	(1,235)	0	(1,235)
-	-	-	-	-	-	-	-	36	36
-	-	-	-	-	-	-	-	(47)	(47)
-	-	-	-	(47)	-	-	(47)	-	(47)
(75)	(78)	(195)	-	(761)	(2)	-	(762)	-	(762)
(1)	-	-	-	(1)	-	-	(1)	6	5
-	-	-	-	(1)	-	-	(1)	1	n/a
(2)	(2)	(3)	-	(61)	(0)	-	(61)	61	n/a
364	180	(128)	-	5,989	(56)	0	5,934	70	n/a
-	-	(2)	-	(2)	-	-	(2)	2	n/a
(4)	-	79	-	36	(0)	-	35	(35)	n/a
3	-	12	-	36	-	-	36	(36)	n/a
(11)	-	(2)	-	(41)	-	-	(41)	41	n/a
(0)	(0)	(7)	-	(21)	(1)	-	(21)	21	n/a
(205)	(61)	(161)	-	(3,563)	(23)	-	(3,585)	-	(3,585)
3	-	-	-	3	-	-	3	-	3
-	-	-	-	-	-	-	-	-	-
0	(0)	(0)	-	(2)	-	-	(2)	-	(2)
0	-	(2)	-	1	-	-	1	-	1
-	-	-	-	1	-	-	1	(1)	n/a
2	2	3	-	61	0	-	61	(61)	n/a
152	120	(207)	-	2,499	(80)	0	2,420	0	2,420
									(297)
									(1)
									(9)
									(40)
									(61)
									36
									(373)
									(580)
									1,467

1.4         Segment revenue to consolidated net income as of June 30, 2021

(in millions of euros)	France(1)	Europe				Africa & Middle-East
		Spain(1)	Other European countries	Elimina- tions Europe	Total
Revenue	8,950	2,368	2,800	(4)	5,164	3,043
External purchases	(3,440)	(1,381)	(1,563)	4	(2,940)	(1,212)
Other operating income	633	59	78	(0)	137	26
Other operating expenses	(245)	(84)	(81)	0	(165)	(129)
Labor expenses	(1,867)	(135)	(330)	-	(465)	(265)
Operating taxes and levies	(661)	(82)	(52)	-	(134)	(295)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(41)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(142)	(127)	(97)	-	(224)	(83)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets(3)	(1)	-	-	-	-	-
Interests on lease liabilities(3)	(4)	(7)	(8)	-	(15)	(33)
EBITDAaL	3,181	610	749	-	1,359	1,051
Significant litigations	(31)	-	-	-	-	-
Specific labour expenses	(33)	-	(0)	-	(0)	-
Fixed assets, investments and businesses portfolio review	(0)	-	(4)	-	(4)	1
Restructuring programs costs	(3)	(145)	(3)	-	(148)	(32)
Acquisition and integration costs	(1)	-	(5)	-	(5)	-
Depreciation and amortization of fixed assets	(1,569)	(542)	(556)	-	(1,098)	(479)
Reclassification of translation adjustment from liquidated entities	-	-	0	-	0	-
Impairment of goodwill	-	(3,702)	-	-	(3,702)	-
Impairment of fixed assets	(1)	-	(2)	-	(2)	0
Share of profits (losses) of associates and joint ventures	(0)	-	0	-	0	5
Elimination of interests on debts related to financed assets(3)	1	-	-	-	-	-
Elimination of interests on lease liabilities(3)	4	7	8	-	15	33
Operating Income	1,548	(3,773)	189	-	(3,584)	579
Cost of gross financial debt except financed assets
Interests on debts related to financed assets(3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(3)
Other net financial expenses
Finance costs, net
Income taxes
Consolidated net income
(1) At the end of June 2021, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).

(2) Mobile Financial Services' net banking income is recognized in other operating income and amounts to 53 million euros in 2021. The cost of risk is included in other operating expenses and amounts to (14) million euros in 2021.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Enterprise	Interna- tional Carriers & Shared Services(1)	Elimination telecom activities	Total telecom activities	Mobile Financial Services(2)	Elimina- tions telecom activities / mobile financial services	Total	Presenta- tion adjust- ments(3)	Orange consoli- dated financial statements

3,840	743	(869)	20,870	-	(4)	20,867	-	20,867
(1,943)	(992)	1,846	(8,681)	(56)	5	(8,733)	(4)	(8,736)
83	1,021	(1,632)	268	56	(2)	322	-	322
(312)	(19)	655	(216)	(13)	2	(227)	(68)	(295)
(1,068)	(668)	-	(4,333)	(41)	-	(4,373)	(48)	(4,421)
(46)	(52)	-	(1,187)	(1)	-	(1,188)	(31)	(1,219)
-	-	-	-	-	-	-	12	12
-	-	-	-	-	-	-	(245)	(245)
-	-	-	(41)	-	-	(41)	-	(41)
(68)	(212)	-	(729)	(2)	-	(731)	-	(731)
-	-	-	-	-	-	-	(60)	(60)
-	-	-	(1)	-	-	(1)	1	n/a
(3)	(4)	-	(57)	(0)	-	(58)	58	n/a
484	(182)	-	5,893	(56)	1	5,837	(385)	n/a
-	(58)	-	(89)	-	-	(89)	89	n/a
(3)	(6)	-	(42)	0	-	(41)	41	n/a
1	14	-	12	-	-	12	(12)	n/a
(6)	(114)	-	(304)	(1)	-	(305)	305	n/a
(1)	(11)	-	(17)	(3)	-	(20)	20	n/a
(183)	(153)	-	(3,482)	(17)	-	(3,499)	-	(3,499)
(0)	-	-	(0)	-	-	(0)	-	(0)
-	-	-	(3,702)	-	-	(3,702)	-	(3,702)
0	(2)	-	(4)	-	-	(4)	-	(4)
0	(4)	-	1	-	-	1	-	1
-	-	-	1	-	-	1	(1)	n/a
3	4	-	57	0	-	58	(58)	n/a
295	(514)	-	(1,676)	(77)	1	(1,752)	0	(1,752)
								(461)
								(1)
								(5)
								57
								(58)
								32
								(436)
								(417)
								(2,605)

1.5         Segment investments

(in millions of euros)	France(1)	Europe
		Spain(1)	Other European countries(2)	Elimina- tions Europe	Total
June 30, 2022
eCapex	1,673	465	369	-	835
Elimination of proceeds from sales of property, plant and equipment and intangible assets	59	-	36	-	36
Telecommunications licenses	8	6	27	-	33
Financed assets	69	-	-	-	-
Total investments (5)	1,809	472	432	-	904

June 30, 2021
eCapex	2,171	457	413	-	870
Elimination of proceeds from sales of property, plant and equipment and intangible assets	19	-	0	-	0
Telecommunications licenses	207	64	11	-	75
Financed assets	23	-	-	-	-
Total investments (6)	2,420	521	424	-	945

(1) At the end of June 2021, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2) Other European countries segment includes contribution of Telekom Romania Communications acquired on September 30, 2021.
(3) Including investments in intangible assets and property, plant and equipment in France for 100 million euros at the end of June 2022 and 104 million euros at the end of June 2021.
(4) Including investments in intangible assets and property, plant and equipment in France for 110 million euros at the end of June 2022 and 124 million euros at the end of June 2021.
(5) Including 991 million euros for other intangible assets and 2,858 million euros for tangible assets.
(6) Including 1,244 million euros for other intangible assets and 2,964 million euros for tangible assets.

Africa & Middle-East	Enterpri- se(3)	Totem(1)	International Carriers & Shared Services(1)(4)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/ mobile financial services	Orange consolidated financial statements

609	144	44	94	-	3,399	14	-	3,413
3	8	-	19	-	124	-	-	124
203	-	-	-	-	244	-	-	244
-	-	-	-	-	69	-	-	69
815	151	44	113	-	3,836	14	-	3,850

525	157	n/a	110	-	3,832	13	-	3,845
6	4	n/a	19	0	48	-	-	48
11	-	n/a	-	-	293	-	-	293
-	-	n/a	-	-	23	-	-	23
541	161	n/a	130	-	4,196	13	-	4,208

1.6         Segment assets

(in millions of euros)	France(1)	Europe
		Spain(1)	Other European countries	Elimina- tions Europe	Total
June 30, 2022
Goodwill	13,176	2,734	2,928	-	5,662
Other intangible assets	4,424	2,107	1,658	-	3,765
Property, plant and equipment	16,435	3,684	3,825	0	7,509
Right-of-use assets	1,837	996	1,057	-	2,054
Interests in associates and joint ventures	1,073	-	317	-	317
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	8	12	51	-	64
Total non-current assets	36,953	9,534	9,837	-	19,371
Inventories	440	59	176	-	235
Trade receivables	1,969	612	1,122	2	1,736
Other customer contract assets	350	169	408	-	577
Prepaid expenses	43	430	96	-	526
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	709	92	165	-	257
Total current assets	3,511	1,363	1,966	2	3,331
Total assets	40,464	10,896	11,803	2	22,702

December 31, 2021
Goodwill	14,364	3,170	2,910	-	6,079
Other intangible assets	4,543	2,259	1,727	-	3,985
Property, plant and equipment	16,975	3,834	3,967	-	7,801
Right-of-use assets	2,014	1,093	1,104	-	2,197
Interests in associates and joint ventures	1,061	-	303	-	303
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	16	15	-	31
Total non-current assets	38,966	10,372	10,025	-	20,396
Inventories	438	61	176	-	237
Trade receivables	2,125	643	1,147	1	1,791
Other customer contract assets	379	176	407	-	583
Prepaid expenses	35	417	69	-	486
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	737	72	183	-	255
Total current assets	3,713	1,368	1,982	1	3,351
Total assets	42,679	11,740	12,007	1	23,747

(1) At the end of June 2021, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2) Including intangible and tangible assets for 537 million euros in France in 2022 and 564 million euros in 2021.
(3) Including intangible and tangible assets for 1,614 million euros in France in 2022 and 1,687 million euros in 2021. Intangible assets also include the Orange brand for 3,133 million euros.

Africa & Middle-East	Enterprise	Totem(1)	International Carriers & Shared Services(1)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consolidated financial statements

1,473	2,230	1,624	18	-	24,182	28	-	24,211
2,049	596(2)	4	3,730(3)	-	14,568	76	-	14,644
4,310	423(2)	925	1,051(3)	-	30,654	9	-	30,663
905	451	676	2,244	-	8,166	20	-	8,186
78	2	-	13	0	1,484	-	-	1,484
-	-	-	-	1,584	1,584	-	-	1,584
32	62	4	40	1,537	1,747	831 (4)	(27)	2,550
8,847	3,764	3,234	7,096	3,121	82,385	963	(27)	83,321
105	101	-	112	0	994	0	-	994
901	1,131	165	1,133	(1,059)	5,978	87	(100)	5,965
14	498	-	-	-	1,438	-	-	1,438
321	84	16	73	(26)	1,037	22	(0)	1,059
-	-	-	-	10,835	10,835	-	-	10,835
1,590	224	3	518	(19)	3,282	2,976 (5)	(28)	6,231
2,931	2,038	184	1,836	9,732	23,563	3,086	(128)	26,521
11,777	5,802	3,418	8,932	12,853	105,949	4,049	(155)	109,843

1,465	2,237	n/a	18	-	24,163	28	-	24,192
1,974	622(2)	n/a	3,728(3)	-	14,852	88	-	14,940
4,113	466(2)	n/a	1,125(3)	(0)	30,479	5	-	30,484
918	478	n/a	2,074	-	7,681	21	-	7,702
67	2	n/a	6	(0)	1,440	-	-	1,440
-	-	n/a	-	709	709	-	-	709
32	43	n/a	39	1,725	1,878	919 (4)	(27)	2,769
8,569	3,848	n/a	6,990	2,433	81,202	1,062	(27)	82,236
93	70	n/a	114	(0)	951	0	-	952
833	1,162	n/a	904	(774)	6,040	91	(103)	6,029
13	485	n/a	-	-	1,460	-	-	1,460
200	95	n/a	53	(30)	839	14	(1)	851
-	-	n/a	-	10,462	10,462	-	-	10,462
1,484	214	n/a	389	163	3,241	2,848 (5)	(9)	6,080
2,623	2,026	n/a	1,460	9,821	22,994	2,953	(113)	25,834
11,192	5,873	n/a	8,450	12,255	104,196	4,015	(140)	108,071

(4) Including 725 million euros of non-current financial assets related to Mobile Financial Services in 2022 and 900 million euros in 2021 (see Note 12.1).

(5) Including 2,552 million euros of current financial assets related to Mobile Financial Services in 2022 (of which 524 million euros related to trade receivables sold by Orange Spain) and 2,385 million euros in 2021 (of which 433 million euros related to trade receivables sold by Orange Spain) - (see Note 12.1).

1.7         Segment equity and liabilities

(in millions of euros)	France(1)	Europe
		Spain(1)	Other European countries	Elimina- tions Europe	Total
June 30, 2022
Equity	-	-	-	-	-
Non-current lease liabilities	1,608	930	899	-	1,829
Non-current fixed assets payables	644	435	163	-	598
Non-current employee benefits	1,433	4	21	-	25
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	401	7	268	-	275
Total non-current liabilities	4,085	1,376	1,351	-	2,727
Current lease liabilities	223	177	196	-	373
Current fixed assets payables	1,360	490	310	-	800
Trade payables	2,811	811	931	2	1,745
Customer contracts liabilities	956	231	506	-	737
Current employee benefits	1,183	40	116	-	156
Deferred income	-	75	20	-	95
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	1,123	167	473	-	640
Total current liabilities	7,656	1,991	2,551	2	4,545
Total equity and liabilities	11,742	3,367	3,902	2	7,272

December 31, 2021
Equity	-	-	-	-	-
Non-current lease liabilities	1,668	1,015	941	-	1,956
Non-current fixed assets payables	639	462	165	-	627
Non-current employee benefits	1,643	5	21	-	26
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	578	57	327	-	385
Total non-current liabilities	4,528	1,539	1,454	-	2,993
Current lease liabilities	312	193	198	-	391
Current fixed assets payables	1,402	551	450	-	1,001
Trade payables	2,804	782	992	1	1,774
Customer contracts liabilities	942	182	518	-	700
Current employee benefits	1,210	43	111	-	154
Deferred income	-	84	20	-	104
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	795	218	266	-	485
Total current liabilities	7,465	2,053	2,555	1	4,609
Total equity and liabilities	11,993	3,592	4,009	1	7,602

(1) At the end of June 2021, Totem's figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).
(2) Including non-current financial liabilities of 28 million euros in 2022 and 86 million euros in 2021.
(3) Including in 2022, 3,199 million euros of current financial liabilities related to Mobile Financial Services activities and, in 2021 3,161 million euros (see Note 12.1).

Africa & Middle-East	Enterprise	Totem(1)	International Carriers & Shared Services(1)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consolidated financial statements

-	-	-	-	36,327	36,327	(519)	-	35,807
846	335	499	1,983	-	7,101	26	-	7,126
161	-	-	-	-	1,402	-	-	1,402
84	257	2	626	(0)	2,427	11	-	2,438
-	-	-	-	33,351	33,351	-	-	33,351
75	20	136	43	1,301	2,250	102(2)	(27)	2,325
1,166	612	637	2,653	34,652	46,531	139	(27)	46,643
135	125	143	447	-	1,445	4	-	1,449
571	45	6	103	(0)	2,885	4	-	2,888
1,371	796	152	985	(1,059)	6,801	194	(100)	6,895
123	573	10	180	(24)	2,554	-	(0)	2,554
101	447	3	387	0	2,276	27	-	2,303
36	33	-	8	(1)	171	4	-	174
-	-	-	-	3,193	3,193	-	(4)	3,189
1,989	259	19	561	(823)	3,768	4,197(3)	(24)	7,941
4,326	2,278	332	2,670	1,285	23,091	4,429	(128)	27,393
5,491	2,890	969	5,323	72,263	105,949	4,049	(155)	109,843

-	-	n/a	-	35,806	35,806	(445)	-	35,361
805	378	n/a	1,863	-	6,669	27	-	6,696
104	-	n/a	-	-	1,370	-	-	1,370
80	277	n/a	760	(0)	2,787	11	-	2,798
-	-	n/a	-	32,083	32,083	-	-	32,083
74	20	n/a	52	1,312	2,421	93(2)	(27)	2,487
1,063	676	n/a	2,675	33,395	45,330	131	(27)	45,434
181	106	n/a	375	-	1,364	4	-	1,369
543	58	n/a	107	(0)	3,110	1	-	3,111
1,139	771	n/a	969	(774)	6,684	157	(103)	6,738
130	599	n/a	170	(28)	2,513	-	(1)	2,512
82	446	n/a	395	(0)	2,289	27	-	2,316
31	35	n/a	9	(2)	176	3	(0)	180
-	-	n/a	-	3,549	3,549	-	(4)	3,545
1,833	278	n/a	570	(587)	3,374	4,136(3)	(5)	7,505
3,939	2,294	n/a	2,595	2,158	23,060	4,329	(113)	27,276
5,002	2,970	n/a	5,270	71,360	104,196	4,015	(140)	108,071

1.8         Simplified statement of cash flows on telecommunication and mobile financial services activities

(in millions of euros)	June 30, 2022

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	1,546	(80)	(0)	1,467
Non-monetary items and reclassified items for presentation	6,249	(35)	0	6,215
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(41)	0	-	(40)
Decrease (increase) in trade receivables, gross	98	4	(3)	99
Increase (decrease) in trade payables	50	37	3	90
Changes in other customer contract assets and liabilities	75	-	1	75
Changes in other assets and liabilities	(146)	(83)	-	(229)
Other net cash out
Operating taxes and levies paid	(962)	4	-	(958)
Dividends received	2	-	-	2
Interest paid and interest rates effects on derivatives, net	(504)(1)	0	(0)	(504)
Income taxes paid	(580)	(1)	-	(581)
Net cash provided by operating activities (a)	5,789(2)	(153)	-	5,636
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(3,880)	(11)	-	(3,892)
Purchases of property, plant and equipment and intangible assets(4)	(3,767)	(14)	-	(3,781)
Increase (decrease) in fixed assets payables	(239)	3	-	(237)
Investing donations received in advance	-	-	-	-
Sales of property, plant and equipment and intangible assets	126	-	-	126
Cash paid for investment securities, net of cash acquired	(12)	-	-	(12)
Investments in associates and joint ventures	(8)	-	-	(8)
Purchases of investment securities measured at fair value	(17)	-	-	(17)
Sales of investment securities, net of cash transferred	0	-	-	0
Sales of investment securities at fair value	2	-	-	2
Decrease (increase) in securities and other financial assets	(707)	114	(0)	(593)
Net cash used in investing activities (b)	(4,622)	103	(0)	(4,519)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	985	0	(0)	985
Medium and long-term debt redemptions and repayments(5)	(331)	-	-	(331)
Increase (decrease) of bank overdrafts and short-term borrowings	(892)	8	0	(884)
Decrease (increase) of cash collateral deposits	922	(23)	-	899
Exchange rates effects on derivatives, net	(103)	-	-	(103)
Other cash flows
Lease liabilities repayments	(734)	(2)	-	(737)
Subordinated notes issuances (purchases) and other related fees	-	-	-	-
Coupon on subordinated notes	(121)	-	-	(121)
Sales (purchases) of treasury shares	20	-	-	20
Capital increase (decrease) - non-controlling interests	0	0	-	0
Capital increase (decrease) - Telecom activities / Mobile Financial Services	(23)	23	-	-
Changes in ownership interests with no gain / loss of control	1	-	-	1
Dividends paid to owners of the parent company	(1,063)	-	-	(1,063)
Dividends paid to non-controlling interests	(177)	-	-	(177)
Net cash used in financing activities (c)	(1,517)	6	0	(1,510)

(in millions of euros)	June 30, 2022

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consoli- dated financial statement
Cash and cash equivalents in the opening balance	8,188	433	-	8,621
Cash change in cash and cash equivalents (a) + (b) + (c)	(349)	(45)	-	(394)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	32	-	-	32
Cash and cash equivalents in the closing balance	7,871	388	-	8,259

(in millions of euros)	June 30, 2021

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	(2,528)	(77)	(0)	(2,605)
Non-monetary items and reclassified items for presentation	9,795	22	1	9,817
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	9	(0)	-	9
Decrease (increase) in trade receivables, gross	118	(13)	30	136
Increase (decrease) in trade payables	41	11	(30)	22
Changes in other customer contract assets and liabilities	163	-	0	164
Changes in other assets and liabilities	50	(103)	-	(54)
Other net cash out
Operating taxes and levies paid	(983)	(2)	-	(985)
Dividends received	7	-	-	7
Interest paid and interest rates effects on derivatives, net	(649)(1)	(2)	(1)	(651)
Income taxes paid	(500)	(0)	-	(500)
Net cash provided by operating activities (a)	5,523(2)	(164)	-	5,360
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets(3)	(4,245)	(13)	-	(4,258)
Purchases of property, plant and equipment and intangible assets(4)	(4,173)	(13)	-	(4,186)
Increase (decrease) in fixed assets payables	(227)	-	-	(227)
Investing donations received in advance	20	-	-	20
Sales of property, plant and equipment and intangible assets	135	-	-	135
Cash paid for investment securities, net of cash acquired	0	(0)	(0)	0
Investments in associates and joint ventures	(2)	-	-	(2)
Purchases of investment securities measured at fair value	(41)	(1)	-	(42)
Sales of investment securities, net of cash transferred	0	-	-	0
Sales of investment securities at fair value	90	(0)	0	90
Decrease (increase) in securities and other financial assets	881	68	5	954
Net cash used in investing activities (b)	(3,317)	54	5	(3,258)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,526	-	-	1,526
Medium and long-term debt redemptions and repayments(5)	(3,072)	-	-	(3,072)
Increase (decrease) of bank overdrafts and short-term borrowings	626	34	(5)	655
Decrease (increase) of cash collateral deposits	568	7	-	574
Exchange rates effects on derivatives, net	50	-	-	50
Other cash flows
Lease liabilities repayments	(880)	(2)	-	(882)
Subordinated notes issuances (purchases) and other related fees	(311)	-	-	(311)
Coupon on subordinated notes	(163)	-	-	(163)
Sales (purchases) of treasury shares	(3)	-	-	(3)
Capital increase (decrease) - non-controlling interests	0	3	-	3
Capital increase (decrease) - Telecom activities / Mobile Financial Services(6)	(81)	81	-	-
Changes in ownership interests with no gain / loss of control	(333)	-	-	(333)
Dividends paid to owners of the parent company	(1,330)	-	-	(1,330)
Dividends paid to non-controlling interests	(190)	-	-	(190)
Net cash used in financing activities (c)	(3,594)	122	(5)	(3,477)

(in millions of euros)	June 30, 2021

	Telecom activities	Mobile Financial Services	Eliminations telecom activities / mobile financial services	Orange consoli- dated financial statement
Cash and cash equivalents in the opening balance	7,891	254	-	8,145
Cash change in cash and cash equivalents (a) + (b) + (c)	(1,386)	12	-	(1,375)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	19	2	-	21
Cash and cash equivalents in the closing balance	6,523	268	-	6,791
(1) Including (60) million euros as of June 30, 2022 and (59) million euros as of June 30, 2021 of interests paid on lease liabilities.
(2) Including significant litigations (paid) and received for (13) million euros as of June 30, 2022 and (354) million euros as of June 30, 2021.
(3) Including telecommunication licenses paid for (302) million euros as of June 30, 2022 and (129) million euros as of June 30, 2021.
(4) Investments in financed assets amounting to 69 million euros as of June 30, 2022 and 23 million euros as of June 30, 2021 have no effect on the statement of cash flows at the time of acquisition.
(5) Including repayments of debts relating to financed assets for (44) million euros as of June 30, 2022 and (41) million euros as of June 30, 2021.
(6) Including Orange Bank's share capital invested by Orange for 70 million euros as of June 30, 2021.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

(in millions of euros)	June 30, 2022	June 30, 2021
Net cash provided by operating activities (telecom activities)	5,789	5,523
Purchases (sales) of property, plant and equipment and intangible assets	(3,880)	(4,245)
Repayments of lease liabilities	(734)	(880)
Repayments of debts relating to financed assets	(44)	(41)
Elimination of telecommunication licenses paid	302	129
Elimination of significant litigation paid / (received)	13	354
Organic cash flow from telecom activities	1,445	840

Note 2        Basis of preparation of the consolidated financial statements

This note describes the changes in accounting policies since the publication of the 2021 consolidated financial statements and applied by Orange ("the Group") in the preparation of its interim financial statements for the half-year ended June 30, 2022.

2.1         Basis of preparation of the financial statements

The condensed consolidated financial statements and notes for the first half of 2022 were prepared under the responsibility of the Board of Directors on July 27, 2022.

In accordance with European Regulation no. 1606/2002 dated July 19, 2002, the interim financial statements were prepared in accordance with IAS 34 "Interim Financial Reporting", as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2021, apart from the specific requirements of IAS 34 and effects of new standards as described in Note 2.4.

The Group’s consolidated financial statements are presented in millions of euros, rounded to the nearest million. This may in certain circumstances lead to non-material differences between the sum of the figures and the subtotals that appear in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the EU are similar to the compulsory standards and interpretations published by the IASB (International Accounting Standards Board), with the exception of standards and interpretations currently being endorsed, a study of the impacts and practical consequences of applying these amendments is under way. Consequently, the Group's financial statements are prepared in accordance with IFRS standards and interpretations, as published by the IASB.

In the absence of any accounting standard or interpretation, applicable to a specific transaction or event, the Group's management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−     fairly present the Group’s financial position, financial performance and cash flows;

−     reflect the economic substance of transactions;

−     are neutral;

−     are prepared on a prudent basis; and

−     are complete in all material respects.

2.2         Use of estimates and judgement

Orange’s management uses its judgment to define the appropriate accounting treatment of certain transactions and makes estimates insofar as many items included in the financial statements cannot be measured with precision or current accounting standards and interpretations do not specifically deal with the related accounting issues. Management revises these estimates if the underlying circumstances evolve or if there is new information or additional experience.

2.3         War in Ukraine

Judgment and estimates made by the Group also include special events. In the context of the war in Ukraine, the Group paid particular attention to:

−     Any impacts on impairment tests, whether on the evolution of market data (discount rate, change in inflation) or the possible impact on the cash flows used;

−     Consequences of changes in market data on the valuation of certain Group assets and liabilities;

−     Price volatility or the risk of supply difficulties, particularly of electricity, in certain countries.

Provided that the conflict does not evolve into other geographical areas, and given that the Group has a limited presence in Ukraine as well as Russia and Belarus, the direct impacts on the Group's accounts remain limited.

2.4         New standards and interpretations applied from January 1, 2021

2.4.1          Decision of the IFRS IC concerning IAS 19 "Employee benefits" on the calculation of obligations relating to certain defined benefits pension plan

The IFRS Interpretations Committee (IC) was asked to comment on the calculation of defined benefit pension plans for which the granting of rights is conditional on the employee's presence in the Group at the time of retirement (with loss of all rights in the event of early retirement) and for which the rights depend on seniority, while being capped at a certain number of years of service. For plans reviewed by the IFRS IC, the cap may be reached at a date prior to retirement.

In France, the interpretation of IAS 19 had led to the practice of measuring and recognizing the commitment on a straight-line basis over the employee's career with the Group. The commitment calculated in this way corresponds to the pro rata rights acquired by the employee at the time of retirement.

The decision of the IFRS IC, published on May 24, 2021, concludes, in this case, that no rights are acquired in the event of departure before retirement age and that the rights are capped after a certain number of years of seniority ("X"), and the commitment would only be recognized for the last X years of the employee's career within the company.

This decision had been implemented by the Group at December 31, 2021 for plans falling within the scope of the Interpretation Committee's decision. The effect of this implementation was mainly limited to retirement benefit plans in France. Due to the publication date of this decision, the Group did not disclose the effects of this decision in the consolidated interim financial statements for the first half of 2021.

As the application of this decision constitutes a change in accounting policy, the effects of the implementation had been calculated retrospectively and had affected the opening equity. The effect of the implementation of this decision on the income statement was not material for the periods presented.

−     Effects on the consolidated statement of financial position:

(in millions of euros)	June 30, 2021	Effects of IFRS IC decision	June 30, 2021 restated
Assets
Deferred tax assets	739	(54)	685
Total non-current assets	79,234	(54)	79,180
Total assets	102,867	(54)	102,812
Liabilities
Equity attributable to owners of the parent company	29,902	156	30,057
o/w reserves	(2,601)	114	(2,487)
o/w other comprehensive income	(494)	42	(452)
o/w deferred tax	138	(15)	123
o/w actuarial gains and losses	(574)	57	(517)
Equity attributable to non-controlling interests	2,469	-	2,469
Total Equity	32,370	156	32,527
Non-current employee benefits	1,926	(211)	1,715
Total non-current liabilities	43,930	(211)	43,720
Total equity and liabilities	102,867	(54)	102,812

2.5         New standards and interpretations applied from January 1, 2022

Only amendments to standards that may be applicable to the Group and for which the effective application date is January 1, 2022 are presented below.

2.5.1          Amendment to IAS 16: Proceeds before intended use

The amendment clarifies that an entity is not permitted to recognize any revenue from the sale of items produced as a deduction from the cost of the fixed asset while preparing the asset for its intended use. The proceeds from selling such items are recognized in profit or loss. This amendment does not have any significant effect on the Group's financial statements. The amendment is applied by the Group since January 1, 2022.

2.5.2          Amendment to IAS 37: Onerous contracts - cost of fulfilling a contract

The clarifications provided by the amendment concern the incremental costs of fulfilling an onerous contract to be taken into account in the provision, namely the costs of direct labor and materials and the allocation of other costs directly related to the contract, for example the depreciation expense relating to a fixed asset used in fulfilling the contract. The amendment is applied by the Group since January 1, 2022 and no significant effect has been identified.

Note 3        Gains and losses on disposal and main changes in scope of consolidation

3.1         Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	June 30, 2022	June 30, 2021
Gains (losses) on disposal of fixed assets(1)	41	15
Gains (losses) on disposal of investments and activities	(5)	(3)
Gain (losses) on disposal of fixed assets, investments and activities	36	12

(1) Including in 2022, 124 million euros of transfer price and (83) million euros of net book value of assets sold. Including in 2021, 48 million euros of transfer price and (33) million euros of net book value of assets sold.

3.2         Main changes in scope of consolidation and ongoing transactions

Main changes in the scope of consolidation

Work on the purchase price allocation of Telekom Romania Communications

On September 30, 2021, Orange Romania completed the acquisition of a 54% majority stake in Telekom Romania Communications and of a MVNO (Mobile Virtual Network Operator) contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile, for an amount of 296 million euros.

In accordance with IFRS 3 - Business Combinations, the Group has one year from the acquisition date to assess the fair value of acquired identifiable assets and assumed liabilities. This work is currently being finalized and the impact will be accounted for in the second half of 2022.

Following the acquisition of Telekom Romania Communications, the entity has been renamed Orange Romania Communications.

Ongoing transactions as of June 30, 2022

Signing of an agreement between Orange and MásMóvil to combine their activities in Spain

Following the period of exclusive negotiations initiated on March 8, 2022, Orange and MásMóvil have signed a binding agreement on July 23 to combine their activities in Spain (excluding Totem Spain and MásMóvil Portugal). This combination will take the form of a 50-50 joint venture, co-controlled by Orange and MásMóvil.

Upon completion of the transaction, the joint venture would be consolidated in the Orange Group’s accounts using the equity method (due to the loss of Orange’s exclusive control over the concerned activities).

The agreement includes a right to trigger an IPO (Initial Public Offering) under certain conditions for both parties after a defined period and, in such a scenario, with an option for Orange to take control of the combined entity. Orange will neither be forced to sell its stake nor exercise its option.

The transaction is subject to approval from the competent administrative, regulatory and competition authorities and to the related and/or contractual conditions precedent.

Given the progress of the transaction and the need to obtain the green light from the competent administrative, regulatory and competition authorities, the Group considers that the criteria of IFRS 5 relating to discontinued operations have not been met as of June 30, 2022.

I2PO and Deezer have reached a definitive agreement for a business combination and publicly list the global music streaming platform

On April 19, 2022, I2PO (a SPAC - Special Purpose Acquisition Company), listed on the stock exchange since July 2021, and Deezer (a global music and audio streaming platform) in which the Orange Group holds a 10.42% stake, announced that they had entered into a definitive agreement for a business combination.

The effective completion of the merger took place on July 4, 2022. The effects of the transaction will therefore be recognized in the Orange Group's accounts in the second half of 2022.

The merged entity, renamed Deezer, is listed on the professional segment of the regulated market of Euronext Paris. Before the IPO the transaction valued the Deezer shares at 1.05 billion euros.

Prior to the transaction, the Group held a 10.42% stake in Deezer and exercised significant influence over the entity through its presence on the Board of Directors.

On July 4, 2022, Deezer's shareholders brought their shares to the SPAC in exchange for newly issued shares of the latter and at the same time a capital increase was carried out.

Following these transactions, Orange will hold 8.13% of the new entity and no longer exercises significant influence. In accordance with IAS 28 and IFRS 9 standards, the transaction will result in the full disposal of the equity-accounted shares of Deezer and the acquisition at fair value of 9,561,723 shares of the new entity.

The Deezer shares had been fully impaired in the Group's accounts and the fair value of the I2PO shares was determined on the basis of the price proposed for the initial public offering on July 5, 2022, i.e. 8.50 euros per share.

The contribution will therefore lead the Orange Group to recognize a gain on disposal in the income statement of approximately 76 million euros in the second half of 2022. The shares of the new entity will be recognized in the balance sheet as securities at fair value through equity.

Note 4        Trade receivables

(in millions of euros)	June 30, 2022	December 31, 2021
Net book value of trade receivables - in the opening balance	6,029	5,620
Business related variations	(59)	(53)
Changes in the scope of consolidation	-	389
Translation adjustment	(8)	36
Reclassifications and other items	3	36
Net book value of trade receivables - in the closing balance	5,965	6,029

(in millions of euros)	June 30, 2022	December 31, 2021
Net trade receivables, depreciated according to their age	1,118	1,204
Net trade receivables, depreciated according to other criteria	312	422
Net trade receivables past due	1,430	1,627
Net trade receivables not past due (1)	4,535	4,402
Net trade receivables	5,965	6,029
o/w short-term trade receivables	5,728	5,793
o/w long-term trade receivables (2)	236	236

(1)     Not past due receivables are presented net of the balance of expected losses on trade receivables, which amounted to (31) million euros as of June 30, 2022 and (54) million euros as of December 31, 2021.

(2)     Includes receivables from sales of handsets with payment on installments that are payable in more than 12 months and receivables from equipment financial lease offers for business.

The Group assessed the risk of non-recovery of trade receivables as of June 30, 2022 and recognized impairment and losses on trade receivables in the income statement for an amount of (74) million euros over the period in the income statement ((115) million euros as of June 30, 2021).

For Mobile Financial Services, the assessment of bank credit risk is described in Note 12.2.

Unchanged from December 31, 2021, Orange still considers that the concentration of counterparty risk related to customer accounts is limited due to the large number of customers, their diversity (residential, professional and large companies), their belonging to various sectors of the economy and their geographical dispersion in France and abroad.

The table below provides an analysis of the change in impairment of telecom activities trade receivables in the statement of financial position:

(in millions of euros)	June 30, 2022	December 31, 2021
Allowances on trade receivables - in the opening balance	(1,012)	(983)
Net addition with impact on income statement	(74)	(212)
Losses on trade receivables	115	283
Changes in the scope of consolidation	-	(91)
Translation adjustment	1	(7)
Reclassifications and other items	(6)	(1)
Allowances on trade receivables - in the closing balance	(977)	(1,012)

Sales of non-recourse operating receivables programs

Orange has set up non-recourse programs to sell its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The receivables sold mainly concern Spain (of which a part has been sold to Orange Bank - see Note 12.1), Romania, Poland and France and amounted to approximately 513 million euros during the first semester 2022 and approximately 740 million euros as of December 31, 2021.

Note 5        Purchases and other expenses

5.1         External purchases

(in millions of euros)	June 30, 2022	June 30, 2021
Commercial, equipment expenses and content rights	(3,681)	(3,483)
o/w costs of terminals and other equipment sold	(1,844)	(1,810)
o/w advertising, promotional, sponsoring and rebranding costs	(398)	(367)
Service fees and inter-operator costs	(2,104)	(2,198)
o/w interconnexion costs	(1,346)	(1,500)
Other network expenses, IT expenses	(1,784)	(1,766)
Other external purchases	(1,481)	(1,289)
o/w building cost for resale	(572)	(483)
o/w overhead	(566)	(461)
o/w rental expenses	(116)	(113)
Total external purchases	(9,050)	(8,736)

5.2         Other operating expenses

(in millions of euros)	June 30, 2022	June 30, 2021
Allowances and losses on trade receivables - telecom activities	(74)	(115)
Litigation	(41)	(84)
Cost of bank credit risk	(23)	(16)
Operating foreign exchange gains (losses)	(12)	(2)
Acquisition and integration costs	(7)	(10)
Other expenses	(73)	(68)
Total other operating expenses	(231)	(295)

Impairment and losses on trade receivables from telecom activities are detailed in Note 4.

The cost of credit risk exclusively applies to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 12.2).

Payments related to some litigation are directly recorded in other operating expenses. The Group's significant litigations are described in Note 14.1.

5.3         Restructuring costs

(in millions of euros)	June 30, 2022	June 30, 2021
Departure plans	(11)	(193)(1)
Lease property restructuring	0	(5)
Distribution channels	(11)	(1)
Other	(25)	(46)
Total restructuring costs	(47)	(245)

(1) Mainly voluntary departure plans of Orange Spain (around 400 people).

5.4         Working capital management - payables

Extension of supplier payment deadlines

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. For several years, some key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices can be extended up to six months.

Trade payables and fixed assets payables that were subject to an extension of payment terms and have an impact on the change in working capital at the end of the period, amount to approximately 410 million euros as at June 30, 2022. The amount as at December 31, 2021 was approximately 460 million euros.

Note 6        Labor expenses

(in millions of euros)	June 30, 2022	June 30, 2021
Wages and employee benefit expenses	(4,241)	(4,333)
o/w French part-time for seniors plans(1)	62	(9)
Other	(87)	(88)
Total labor expenses	(4,329)	(4,421)

(1)     At June 30, 2022, French part-time for seniors plans include an actuarial gain of 84 million euros arising from the increase of curve discount rate in the current macroeconomic context (actuarial loss of (1) million euros at June 30, 2021).

Note 7        Impairment losses

(in millions of euros)	June 30, 2022	June 30, 2021
Spain	-	(3,702)
Total of impairment of goodwill	-	(3,702)

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, appreciation of the telecommunications operators’ resilience to deteriorating local economic conditions, change in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

Compared to the elements described as at December 31, 2021, the Group has also taken into account the effects of the war in Ukraine (see Note 2.3) as part of its review of impairment indicators at June 30, 2022.

As the preparation of multi-year plans will be performed during the second half of 2022, the half-year reassessments resulting from the identification of impairment indicators are based on a preliminary review of projected cash flows and changes in financial parameters used at the end of the previous year.

At June 30, 2022

At June 30, 2022, the review of impairment indicators has not led the Group to recognize any impairment loss.

At June 30, 2021

In Spain, the (3 702) million euros impairment of goodwill mainly reflected the competitive environment that continued to deteriorate despite ongoing market consolidation (erosion in average revenue per user) and uncertainties linked to the prolongation of the health crisis (delay in the expected economic recovery horizon).

The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital as at June 30, 2021 (7.7 billion euros).

Note 8        Interests in associates and joint ventures

8.1         Change in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

Company (in millions of euros)	Main activity	Main co-shareholder	% interest	June 30, 2022	December 31, 2021
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation / maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,060	1,049
Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction / operation in Poland	APG Group (50%)	50%	311	298
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	71	65
Other				18	10
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	7	2
Savoie connectée	Fiber infrastructure operator	Covage (70%)	30%	7	7
IRISnet	Telecommunications operator in Belgium	MRBC (54%)	22%	6	6
Odyssey Music Group (Deezer)	Streaming platform	AI European Holdings SARL (43%)	10%	-	-
Other				3	3
Total associates and joint ventures				1,484	1,440

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	June 30, 2022	December 31, 2021
Interests in associates and joint ventures - in the opening balance	1,440	98
Dividends	(0)	(3)
Share of profits (losses)	1	3
Change in components of other comprehensive income(1)	39	3
Changes in the scope of consolidation(2)	(3)	1,345
Translation adjustment	(3)	(4)
Reclassifications and other items	10	(3)
Interests in associates and joint ventures - in the closing balance	1,484	1,440

(1)     The change in components of other comprehensive income mainly includes the hedging instruments set up by Orange Concessions and Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland).

(2)     Changes in the scope of consolidation were mainly related to Orange Concessions and Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland) in 2021.

8.2         Main figures of associates and joint ventures

The main figures relating to Orange Concessions and Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (financial statements figures presented at 100%):

(in millions of euros)	June 30, 2022
	Orange Concessions	Swiatlowod Inwestycje Sp. z o.o.
Assets(1)
Non-current assets	3,194	279
Current assets	360	169
Total assets	3,554	447

Liabilities
Shareholder's equity	2,023	291
Non-current liabilities	1,089	110
Current liabilities	441	46
Total equity and liabilities	3,554	447

Income statement
Revenue	343	13
Operating income	7	(1)
Finance costs, net	(11)	(2)
Income tax	(0)	1
Net income	(6)	(2)

(1)     The assets are recognized by Orange Concessions in accordance with the provisions of IFRIC 12 "Service Concession Arrangements."

8.3         Related party transactions

The main transactions between the Group and related parties essentially consist of transactions with companies consolidated using the equity method, of which Orange Concessions and Swiatlowod Inwestycje Sp. z o.o., (FiberCo in Poland). In addition, the amounts of the transactions with related parties have not changed significantly since December 31, 2021.

Note 9        Income taxes

(in millions of euros)	June 30, 2022	June 30, 2021
Total Income tax	(580)	(417)
Current tax	(555)	(182)
Deferred tax	(25)	(236)

The increase of the current tax expense at June 30, 2022 is notably explained by a tax income of 372 million euros recorded at June 30, 2021 resulting from the reassessment of an income tax charge booked in periods prior to those presented.

The decrease of the deferred tax expense at June 30, 2022 is mainly explained by the following effects:

−     the expense of (188) million euros booked at June 30, 2021 on the deferred tax liabilities recognized on Orange brand in the United Kingdom due to the increase of the UK corporate income tax rate to 25% from 2023;

−     and the depreciation of (140) million euros of the deferred tax assets in Spain booked at June 30, 2021.

Deferred tax assets recoverability

At each period end, the Group reviews the recoverable amount of the deferred tax assets. The recoverability of the deferred tax assets is assessed in the light of the latest business plans used for impairment testing (see Note 7) that may be restated to take into account specific tax issues.

At June 30, 2022, the analysis conducted on the basis of the business plans did not lead to the recognition of any material effect in the accounts.

At June 30, 2021, in relation with the revised projections of future cash flows in Spain, a (140) million euros deferred tax charge had been recognized to reflect the negative impact of the business plans on the recoverable value of deferred tax assets.

Developments in tax disputes and audits

Tax disputes and audits within the Group have not been subject to any significant developments over the period.

Note 10     Financial assets, liabilities and financial results (telecom activities)

10.1       Financial assets and liabilities of telecom activities

To improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of Mobile Financial Services, the notes related to financial assets and liabilities as well as the financial income or expenses are split to respect these two business areas.

Thus, Note 10 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 12 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position as of June 30, 2022.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities / mobile financial services
Non-current financial assets related to Mobile Financial Services activities	725	-		725	12.1.1	-
Non-current financial assets	968	995	10.5	-		(27) (1)
Non-current derivatives assets	1,655	1,555	10.3	100		-
Current financial assets related to Mobile Financial Services activities	2,548	-		2,552	12.1.1	(4)
Current financial assets	3,008	3,008	10.5	-		(1)
Current derivatives assets	14	14	10.3	-		-
Cash and cash equivalents	8,259	7,872	10.3	387		-
Non-current financial liabilities related to Mobile Financial Services activities	0	-		28	12.1.2	(27) (1)
Non-current financial liabilities	33,191	33,191	10.3	-		-
Non-current derivatives liabilities	231	160	10.3	70		-
Current financial liabilities related to Mobile Financial Services activities	3,199	-		3,199	12.1.2	(1)
Current financial liabilities	3,178	3,182	10.3	-		(4)
Current derivatives liabilities	10	10	10.3	-		-

 (1) Loan granted by Orange SA to Orange Bank.

10.2       Income and expenses related to financial assets and liabilities

The cost of net financial debt consists of income and expenses relating to the components of net financial debt during the period.

The net foreign exchange financial loss includes the impact of revaluation of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 13.4).

As of June 30, 2022, the consolidated statement of comprehensive income includes a gain in cash flow hedges amounting to 488 million euros (of which 438 million euros related to fully consolidated entities), against 193 million euros in the first semester of 2021. These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies. The gain on the first half of 2022 is mainly due to the appreciation of the US dollar against the euro and by the reduction of the long-term interest rate spread. The gain of the first half of 2021 was mainly due to the appreciation of the pound sterling and the US dollar against the euro.

10.3       Net financial debt

Net financial debt as defined and used by Orange does not include Mobile Financial Services activities for which the concept is not relevant and is described in the following table:

(in millions of euros)	June 30, 2022	December 31, 2021
TDIRA(1)	636	636
Bonds	29,913	29,010
Bank loans and from development organizations and multilateral lending institutions	3,303	3,206
Debt relating to financed assets	268	245
Cash collateral received	1,303	389
NEU Commercial Paper (2)	664	1,457
Bank overdrafts	209	342
Other financial liabilities	76	64
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	36,373	35,348
Current and non-current derivatives (liabilities) (3)	171	285
Current and non-current derivatives (assets) (3)	(1,569)	(689)
Other comprehensive income components related to unmatured hedging instruments	252	(192)
Gross financial debt after derivatives (a)	35,227	34,751
Cash collateral paid (4)	(20)	(27)
Investments at fair value (5)	(2,958)	(2,266)
Cash equivalents	(5,523)	(5,479)
Cash	(2,349)	(2,709)
Assets included in the calculation of net financial debt (b)	(10,849)	(10,481)
Net financial debt (a) + (b)	24,377	24,269

(1) Perpetual securities redeemable in shares.

(2) Negotiable European Commercial Papers (formerly called "commercial papers").

(3) As of June 30, 2022, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is an unrealized gain of 974 million euros.

(4) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(5) Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

10.4       Main bonds and bank loans repayments and issuances

During the first semester of 2022, Orange SA did not make any significant repayments of bonds or bank loans.

Orange SA issued a sustainable bond on May 18, 2022 of 500 million euros maturing on May 18, 2032, with a coupon of 2,375%.

Médi Telecom issued two bonds on June, 3rd 2022:

−     300 million Moroccan dirhams (i.e 28 million euros at the ECB daily reference rate) with a coupon of 2.6%;

−     1,200 million Moroccan dirhams (i.e. 114 million euros at the ECB daily reference rate) with a one-year variable coupon BDT (Moroccan treasury bonds) rate increased by 55 bps.

10.5       Financial assets

The financial assets break down as follows:

(in millions of euros)	June 30, 2022			December 31, 2021

	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	412	-	412	431
Investments securities	412	-	412	431
Financial assets at fair value through profit or loss	251	2,957	3,208	2,496
Investments at fair value (1)	-	2,958	2,958	2,266
Investments securities	231	-	231	203
Cash collateral paid	20	-	20	27
Financial assets at amortized cost	332	50	382	363
Receivables related to investments (2)	85	39	123	105
Other	248	11	259	258
Total financial assets	995	3,008	4,003	3,290

(1) NEU Commercial papers and bond securities only.

(2) Including loan granted by Orange SA to Orange Bank (27 million euros).

Note 11     Information on market risk and fair value of financial assets and liabilities (telecom activities)

11.1       Risk management policy

During the first semester of 2022, in line with the 2021 financial year, the risk management Group policy related to the financial instruments has not been challenged by the health crisis. The armed conflict that began on February 24, 2022 and its consequences on the financial market also did not challenge the risk management Group policy related to the financial instruments. Thus, the Group has kept its hedging policy to minimize its exposure to interest rate and operating and financial foreign exchange risks. Cash flow hedge relationships have not been challenged by the crisis. Furthermore, Orange has continued to diversify its sources of funding that allow the Group to present the following liquidity position at June 30, 2022:

Liquidity position

(in millions of euros)

Available undrawn amount of credit facilities

Investments at fair value

Cash

Cash equivalents

For specific management of counterparty risk related to customer accounts, see Note 4.

11.2       Orange's credit ratings

Orange's credit ratings have not changed since December 31, 2021.

At June 30, 2022, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

11.3       Financial ratios

The financial ratios described at December 31, 2021 remain complied with.

11.4       Fair value levels of financial assets and liabilities

During the first half of 2022, no significant event has occurred regarding the fair value of financial assets and liabilities.

Note 12     Mobile Financial Services activities

12.1       Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of Orange Group's consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Mobile Financial Services, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Thus, Note 10 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 12 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at June 30, 2022.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities / mobile financial services
Non-current financial assets related to Mobile Financial Services activities	725	-		725	12.1.1	-
Non-current financial assets	968	995	10.5	-		(27) (1)
Non-current derivatives assets	1,655	1,555	10.3	100		-
Current financial assets related to Mobile Financial Services activities	2,548	-		2,552	12.1.1	(4)
Current financial assets	3,008	3,008	10.5	-		(1)
Current derivatives assets	14	14	10.3	-		-
Cash and cash equivalents	8,259	7,872	10.3	387		-
Non-current financial liabilities related to Mobile Financial Services activities	0	-		28	12.1.2	(27) (1)
Non-current financial liabilities	33,191	33,191	10.3	-		-
Non-current derivatives liabilities	231	160	10.3	70		-
Current financial liabilities related to Mobile Financial Services activities	3,199	-		3,199	12.1.2	(1)
Current financial liabilities	3,178	3,182	10.3	-		(4)
Current derivatives liabilities	10	10	10.3	-		-

(1)  Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of the Mobile Financial Services segment and a fortiori of the Group is not material, only Orange Bank data is presented in detail below.

12.1.1        Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to Orange Bank transactions break down as follows:

(in millions of euros)	June 30, 2022			December 31, 2021

	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	-	3	3
Investments securities	3	-	3	3
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	322	5	327	441
Debt securities	322	5	327	441
Financial assets at fair value through profit or loss	17	-	17	73
Investments at fair value	-	-	-	-
Cash collateral paid	8	-	8	59
Other	9	-	9	14
Financial assets at amortized cost	383	2,523	2,906	2,752
Fixed-income securities	383	2	385	387
Loans and receivables to customers	-	2,363	2,363	2,297
Loans and receivables to credit institutions	-	133	133	66
Other	-	26	26	1
Total financial assets related to Orange Bank activities	725	2,528	3,253	3,268

Debt securities measured at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	June 30, 2022	December 31, 2021
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	441	540
Acquisitions	385	732
Repayments and disposals	(495)	(839)
Changes in fair value	(1)	-
Other items	(3)	7
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	327	441

Orange Bank's loans and receivables

Loans and receivables of Orange Bank are composed of loans and receivables to customers and credit institutions.

In the context of adapting Orange Bank's accounts into the Group's financial statements, the following have been considered as loans and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

At June 30, 2022, loans and receivables of Orange Bank to customers are mainly composed of overdrafts (844 million euros), housing loans (for 994 million euros) and the purchase of receivables between Orange Bank Spain and Orange Spain (524 million euros).

Orange Bank's loans and receivables from credit institutions are mainly composed of current assets corresponding to overnight deposits and loans.

12.1.2        Financial liabilities related to Orange Bank transactions (excluding derivatives)

Debts related to Orange Bank operations are composed of payables and debts with customers for 1,774 million euros, with credit institutions for 1,028 million euros as well as by certificates of deposits for 364 million euros.

At June 30, 2022, debts related to Orange Bank operations with customers are mainly composed of special savings accounts for 1,056 million euros and current accounts for 718 million euros.

Debts related to Orange Bank operations with financial institutions are mainly composed of term borrowings and advances.

12.2       Information on credit risk management related to Orange Bank activities

The health crisis and the war in Ukraine have generated an inflationary environment. In this context Orange Bank has maintained a cautious provisioning policy, given the uncertainty of the economy.

At June 30, 2022, Orange Bank has not observed any deterioration in its loan portfolio with the default rate remaining below 4% (part of loans 90 days past due). The uncertainties linked to the war in Ukraine and inflation in France and Spain are taken into consideration through provisions for 11 million euros.

The cost of risk of Orange Bank is 21 million euros (1.7 % of average outstanding), including 5 million euros in France (0,6 % of average outstanding).

In Spain, Orange Bank recognizes provisions linked to its receivables assignment program with Orange Spain based on the increase of the default rate of the receivables over the period. In this regard, at June 30, 2022, Orange Bank recognized a 15 million euros net depreciation (6 % of average outstanding), compared to 20 million euros (7 % of average outstanding) at December 31, 2021. The increase in the cost of risk in Spain compared to 2021 is explained by the increase in the volume of outstandings over the period.

12.3       Information on interest rate risk management related to Orange Bank activities

In the current interest rate environment, and given the structure of Orange Bank’s balance sheet, the net interest margin (NIM or the difference between interest income and expense) should be positively impacted in the long term by a rise in rates and by a steepening in the yield curve.

In addition, Orange Bank has partially immunized the instability of the net interest margin through the implementation of fixed rate borrower / variable rate payer swaps to hedge long term loans.

Note 13     Equity

At June 30, 2022, Orange SA's share capital amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

The shares held in registered form for at least two years by the same shareholder are granted with a double voting right. At June 30, 2022, the public sector owns 22.95% of Orange SA's share capital and 29.26% of the voting rights, and the employees of the Group own either within the employee shareholding plan or in registered form 7.65% of Orange SA's share capital and 11.48% of the voting rights.

13.1       Changes in share capital

No new shares were issued during the first half of 2022.

13.2       Treasury shares

As authorized by the Shareholders' Meeting of May 19, 2022, the Board of Directors implemented a new share Buyback Program (the 2022 Buyback Program) and canceled the 2021 Buyback Program, with immediate effect. This authorization is valid for a period of 18 months from the aforementioned Shareholders' Meeting. The 2022 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 31, 2022.

At June 30, 2022, the Company held 1,289,818 of its own shares (of which 1,000 shares in connection with the liquidity contract and 1,288,818 shares in connection with the LTIP (Long Term Incentive Plan) 2020-2022 and 2021-2023 free share award plans).

During the first semester 2022, Orange delivered 720,682 treasury shares to the beneficiaries of the LTIP 2019-2021 free share award plans.

At December 31, 2021, the Company held 2,009,500 treasury shares (exclusively under the 2019-2021, 2020-2022 and 2021-2023 free share award plans).

13.3       Dividends

The Shareholders' Meeting held on May 19, 2022 approved the payment of a dividend of 0.70 euro per share in respect of the 2021 fiscal year. Given the payment of the interim dividend of 0.30 euro per share on December 15, 2021 for a total amount of 797 million euros, the balance of the dividend amounting to 0.40 euro per share was paid on June 9, 2022 for an amount of 1,063 million euros.

13.4       Subordinated notes

Nominal value of subordinated notes

During the first semester 2022, Orange did not issue, repurchase or redeem any subordinated notes.

The amount presented in the "subordinated notes" column of the consolidated statements of changes in shareholders' equity of 5,497 million euros corresponds to the nominal amount recorded at historical value (the bonds denominated in pounds sterling have not been revalued since their issue in 2014).

Subordinated notes remuneration

During the six months ended June 30, 2022, the remuneration of subordinated notes is as follows:

					June 30, 2022		June 30, 2021
Initial issue date	Residual nominal value (in millions of currency)	Residual nominal value (in millions of euros)	Initial currency	Rate	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	5.25%	(53)	(53)	(53)	(53)
2/7/2014	-	-	GBP	5.88%	-	-	(32)	(36)
10/1/2014	-	-	EUR	4.00%	-	-	(3)	(3)
10/1/2014	1,250	1,250	EUR	5.00%	-	-	-	-
10/1/2014	426	547	GBP	5.75%	(24)	(29)	(33)	(38)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(9)	(9)
10/15/2020	700	700	EUR	1.75%	-	-	-	-
5/11/2021	500	500	EUR	1.38%	(7)	(7)	-	-
Subordinated notes remuneration classified in equity						(121)		(163)

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes for 34 million euros is recorded in profit or loss in the period.

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling amounts to (3) million euros over the period. This effect is presented in "other movements" in the consolidated statements of change in shareholders' equity.

13.5       Cumulative translation adjustments

(in millions of euros)	June 30, 2022	June 30, 2021
Gain (loss) recognized in other comprehensive income during the period	(33)	103
Reclassification to net income for the period	(4)	(1)
Total cumulative translation adjustments	(37)	102

The change in cumulative translation adjustments recognized in other comprehensive income mainly includes:

−     in the first half of 2022, the (37) million euros decrease is due to the depreciation of several currencies, including the Egyptian pound and the Polish zloty;

−     in the first half of 2021, the 102 million euros increase was due to the appreciation of several currencies, including the Egyptian pound, the Polish zloty and the Jordanian dinar.

13.6       Non-controlling interests

(in millions of euros)	June 30, 2022	June 30, 2021
Dividends paid to non-controlling interests	277(1)	216
o/w sub-group Sonatel	185	166
o/w Orange Polska	35	-
o/w Médi Telecom	33	-
o/w Jordan Telecom	17	11
o/w sub-group Orange Côte d'Ivoire	-	29
o/w group Orange Belgium	-	7

(1) Of which 177 million euros in dividends paid out at June 30, 2022.

(in millions of euros)	June 30, 2022	December 31, 2021
Credit part of equity attributable to non-controlling interests (a)	3,064	3,030
o/w group Orange Polska	1,226	1,170
o/w sub-group Sonatel	783	826
o/w sub-group Orange Côte d'Ivoire	287	257
o/w sub-group Romania(1)	253	267
o/w Jordan Telecom	179	171
o/w Médi Telecom	128	148
o/w group Orange Belgium	142	138
Debit part of equity attributable to non-controlling interests (b)	(10)	(10)
Total equity attributable to non-controlling interests (a) + (b)	3,054	3,020

(1) Including the contribution of the Orange Romania Communications entity (see Note 3.2)

Note 14     Litigation and unrecognized contractual commitments

14.1       Litigation

At June 30, 2022, the provisions for risks recorded by the Group for all disputes in which the Group is involved (with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amounted to 394 million euros compared with 405 million euros at December 31, 2021. Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group's position.

This note describes the new proceedings and developments in existing litigation having occurred since the publication of the consolidated financial statements for the year ended December 31, 2021.

−     In the course of the ongoing proceedings in the "Enterprise" market segment opposing SFR, Céleste and Adista to Orange, Orange and Céleste have entered into a memorandum of understanding to end this dispute. This dispute is now closed. The proceedings with Adista are still ongoing.

−     In their dispute over the reimbursement of overpayments for interconnection services provided by Orange, Orange and Verizon have entered into a memorandum of understanding that, among other things, ends this dispute. Verizon withdrew its claim before the Paris Court of Appeal on April 8, 2022. This dispute is now closed.

−     In connection with the claim for damages by the Polish operators P4 for 316 million zlotys (i.e., 70 million euros), Polkomtel and Orange Polska had each appealed to the Supreme Court against the decision of the Court of Appeal, which had overturned the judgment of the Court of First Instance rejecting P4's claim. By decision dated January 25, 2022, the Supreme Court rejected Polkomtel's claim. The procedure is ongoing.

−     In the dispute between Orange Romania and the Romanian Competition Council, the latter has appealed to the Supreme Court following the reversal of its decison by the Court of Appeal on June 24, 2021. The procedure is ongoing.

−     In the dispute between Orange Mali, Sotelma SA and the Remacotem association, the Remacotem association carried out a seizure of receivables which Orange Mali contested. The enforcement judge cancelled the seizure. This cancellation was confirmed on May 6, 2022 by the Bamako Court of Appeal, which granted the operators a 6-month grace period. At the same time, the proceedings before the Malian Supreme Court are continuing.

−     The Evaluation and Compensation Committee set up as part of the France Telecom employee-related crisis trial has completed the analysis and processing of all the claims received. The re-examination of certain claims considered to be outside the Committee’s mandate has been entrusted by Orange to experts of the Company assisted by two members of the Evaluation and Compensation Committee.

Apart from the proceedings mentioned above, there are no other administrative, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2021, which have had over the period, or which may have, a material impact on the Group’s financial position or profitability.

14.2       Unrecognized contractual commitments

During the first half of 2022, with the exception of the commitment mentioned below, no major event has impacted the unrecognized contractual commitments described in the 2021 consolidated financial statements.

Following the auctions of 2G, 3G, 4G and 5G licenses that took place in the first half of the year in Belgium, Orange Belgium is now committed to pay 294°million euros, that are 322°million euros less the 28 million euros paid out as a deposit allowing to participate in the auction.

Note 15     Subsequent events

Orange SA: distribution of an interim dividend

At its meeting held on July 27, 2022, the Board of Directors resolved to distribute an interim dividend of 0.30 euro per share in respect of 2022. This interim dividend will be paid in cash on December 7, 2022. The estimated payment amounts to 797 million euros based on the number of ordinary shares outstanding as of June 30, 2022.

Merger of Deezer into SPAC I2PO and initial public offering

On July 4, 2022, Deezer, in which the Group held 10.42%, was merged into I2PO, the SPAC (Special Purpose Acquisition Company), and was listed on the stock exchange on July 5, 2022 (see Note 3.2).

Signing of an agreement between Orange and MásMóvil to combine their activities in Spain

Following the period of exclusive negotiations initiated on March 8, 2022, Orange and MásMóvil have signed a binding agreement on July 23 relating to the combination of their activities in Spain.

The transaction is based on an enterprise value of 18.6 billion euros, of which 7.8 billion euros for Orange Spain and 10.9 billion euros for MásMóvil. The transaction is supported by a 6.6 billion euros of non-recourse debt package that will finance, among other things, a 5.85 billion euros payment up-streamed to the Orange Group and MásMóvil shareholders (Lorca JVCo). This distribution to the shareholders will be asymmetric as it also embeds an equalization payment in favor of Orange to reflect the different levels of indebtedness of the two standalone businesses. MásMóvil’s existing debt will remain in place.

The transaction is subject to approval from the European commission and other relevant administrative authorities and is expected to close during the second half of 2023 at the latest.

This business combination will take the form of a 50-50 joint venture, co-controlled by Orange and MásMóvil (Lorca JVCo), with equal governance rights in the combined entity.

The agreement between parties includes a right to trigger an IPO (Initial Public Offering) under certain conditions for both parties after a defined period and, in such a scenario, an option for Orange to take control of the combined entity. Orange will neither be forced to sell its stake or exercise its option.

This joint venture between MásMóvil and Orange will create a sustainable player with the financial capacity and scale to continue investing to foster the future of infrastructure competition in Spain for the benefit of consumers and businesses.

A joint venture between the two complementary businesses would lead to significant efficiency gains, allowing the combined company to accelerate investments in FTTH and 5G that will benefit Spanish consumers and businesses.

Expected response from the European Directorate-General for Competition (DG COMP) regarding the takeover of the Belgian operator VOO

On December 24, 2021, Orange Belgium announced the signing of an agreement to acquire 75% minus one share in VOO SA.

Completion of the transaction is subject to customary conditions precedent, in particular the approval of the European Commission, whose response following the preliminary review (phase 1) is expected on July 28, 2022.

If the Group was not to offer the commitments required by DG COMP to obtain an authorization in phase 1, the authority would then open an in-depth examination procedure, known as phase 2, of which the conclusions are expected by the end of 2022.

3.        Statement by the person responsible

I certify that based on my knowledge, the first half 2022 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main related parties transactions, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 28, 2022

Delegate Chief Executive Officer

Executive Director Finance, Performance and Development

Ramon Fernandez

4.        Statutory auditors’ review report on the half-year financial information

This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Orange S.A.

Registered office: 111, quai du Président Roosevelt - 92130 Issy-les-Moulineaux
Share capital: €.10 640 226 396

For the period from January 1, 2022 to June 30, 2022

To the Shareholders,

In compliance with the assignment entrusted to us by your general assembly and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code ("Code monétaire et financier"), we hereby report to you on:

−     the review of the accompanying condensed half-yearly consolidated financial statements of Orange S.A., for the period from January 1 to June 30, 2022,

−     the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

I- Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

II- Specific verification

We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Paris La Défense, on the July 28, 2022	Paris La Défense, on the July 28, 2022
KPMG Audit Département de KPMG S.A. French original signed by,	Deloitte & Associés
Jacques Pierre Partner	Christophe Patrier Partner
ORANGE

Date: August 01, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations